      AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MAY   , 1997
================================================================================

                                   FORM 20-F

[X] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES
    EXCHANGE ACT OF 1934 [FEE REQUIRED]

                                       OR

[ ] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT
    OF 1934 [FEE REQUIRED]

                   FOR THE FISCAL YEAR ENDED

                                       OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OF 15(d) OF THE SECURITIES EXCHANGE
    ACT OF 1934 [FEE REQUIRED]

                         FOR THE TRANSITION PERIOD FROM
                               --------------- TO
                                ---------------

                     COMMISSION FILE NUMBER

                       MINCO MINING & METALS CORPORATION
--------------------------------------------------------------------------------
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

                                      N/A
--------------------------------------------------------------------------------
                (TRANSLATION OF REGISTRANT'S NAME INTO ENGLISH)

                      PROVINCE OF BRITISH COLUMBIA, CANADA
--------------------------------------------------------------------------------
                (JURISDICTION OF INCORPORATION OR ORGANIZATION)

       543 GRANVILLE STREET, SUITE 1200, VANCOUVER, B.C., CANADA V6C 1X8
--------------------------------------------------------------------------------
                    (ADDRESS OF PRINCIPAL EXECUTIVE OFFICES)

SECURITIES REGISTERED OR TO BE REGISTERED PURSUANT TO SECTION 12(b) OF THE ACT.

                                                           NAME OF EACH EXCHANGE
             TITLE OF EACH CLASS                            ON WHICH REGISTERED
---------------------------------------------- ----------------------------------------------

                     N/A                                            N/A

SECURITIES REGISTERED OR TO BE REGISTERED PURSUANT TO SECTION 12(g) OF THE ACT.

                        COMMON SHARES WITHOUT PAR VALUE
--------------------------------------------------------------------------------
                                (TITLE OF CLASS)

 SECURITIES FOR WHICH THERE IS A REPORTING OBLIGATION PURSUANT TO SECTION 15(d)
                                  OF THE ACT.

                                      N/A
--------------------------------------------------------------------------------
                                (TITLE OF CLASS)

     Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report. N/A

     Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes [ ] No [X]

     Indicate by check mark which financial statement item the registrant has elected to follow:
        Item 17 [X]  Item 18 [ ]

               (APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY
                    PROCEEDINGS DURING THE PAST FIVE YEARS)

     Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Section 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court. Yes [ ] No [ ] Not applicable

================================================================================

     Except as otherwise noted, all dollar amounts are presented in Canadian dollars. As of April 14, 1997, the exchange ratio of Canadian dollars into United States dollars was $1.3985 Canadian to $1.00 United States dollar.

                               TABLE OF CONTENTS

Part I.................................................................................     4
Item 1.  Description of Business.......................................................     4
  Introduction.........................................................................     4
  Background and General Development...................................................     4
  Organization and Subsidiary..........................................................     4
  Primary Business and Overview........................................................     4
  Recent Financing.....................................................................     5
  Pacific Canada Resources -- Teck Corporation -- Cominco Ltd. Transaction.............     6
  Immediate Business Plan..............................................................     8
  Doing Business in the People's Republic of China.....................................     9
  Risk Factors Related to Doing Business in China......................................     9
  People's Republic of China -- Background Information.................................    13
  Legal Framework for Chinese-Foreign Co-operative Joint Ventures......................    15
Item 2.  Description of Property.......................................................    18
  Acquisition of the Registrant's Chinese Properties...................................    18
  The PCR Assignment Agreement.........................................................    18
  Teck-Cominco Investment and Participation Agreements.................................    19
  Temco Option Agreement...............................................................    20
  GEC-FGEB Co-operation Agreement......................................................    20
  Independent Consultants' Reports.....................................................    21
  China's Resource Classification System of Ore Reserves...............................    22
  The Chapuzi Property.................................................................    23
  Acquisition..........................................................................    23
  Location and Description.............................................................    24
  Exploration and Development History..................................................    24
  Geology, Mineral Deposits and Resources..............................................    25
  Proposed Exploration and Development Program.........................................    26
  Emperor's Delight Property...........................................................    28
  Acquisition..........................................................................    28
  Joint Venture Agreement..............................................................    28
  Location and Description.............................................................    29
  Exploration and Development History..................................................    29
  Geology, Mineral Deposits and Reserves...............................................    34
  Proposed Exploration and Development Program.........................................    37
  Changba-Lijiagou Property............................................................    38
  Acquisition..........................................................................    38
  Location and Description.............................................................    39
  Exploration and Development History..................................................    30
  Proposed Exploration and Development Program.........................................    41
  Stone Lake Property..................................................................    42
  Acquisition..........................................................................    42
  Location and Description.............................................................    42
  Exploration and Development History..................................................    43
  Geology, Mineral Deposits and Reserves...............................................    44
  Proposed Exploration and Development Program.........................................    45
  Crystal Valley Property..............................................................    46
  Acquisition..........................................................................    46

  Location and Description.............................................................    47
  Exploration and Development History..................................................    47
  Geology, Mineral Deposits and Reserves...............................................    47
  Proposed Exploration and Development Program.........................................    48
  Other Properties of the Registrant...................................................    49
  Tian Shan (or "Heavenly Mountains") Properties.......................................    49
  Xifanping Property...................................................................    52
  Gala Property........................................................................    52
Item 3.  Legal Proceedings.............................................................    53
Item 4.  Control of Registrant.........................................................    53
  Performance Shares or Escrow Securities..............................................    53
Item 5.  Nature of Trading Market......................................................    55
Item 6.  Exchange Controls and Other Limitations Affecting Security Holders............    55
  People's Republic of China...........................................................    55
  Canada...............................................................................    56
Item 7.  Taxation......................................................................    56
  People's Republic of China...........................................................    56
  Canadian Federal Income Tax Considerations...........................................    56
  United States Tax Considerations.....................................................    57
Item 8.  Selected Financial Data.......................................................    59
  Financial Statements.................................................................    59
Item 9.  Management's Discussion and Analysis of Financial Condition and Results of
  Operations...........................................................................    60
  General..............................................................................    60
  (a) Liquidity and Capital Resources..................................................    61
  (b) Results of Operations............................................................    61
  Fiscal 1996 Compared with Fiscal 1995................................................    62
  Fiscal 1995 Compared with Fiscal 1994................................................    62
  Expenditures on Properties of the Registrant.........................................    62
  Outlook..............................................................................    63
Item 10.  Directors and Officers of Registrant.........................................    63
Item 11.  Compensation of Directors and Officers.......................................    64
Item 12.  Options to Purchase Securities from Registrant or Subsidiaries...............    65
Item 13.  Interest of Management in Certain Transactions...............................    65
Part II................................................................................    66
Item 14.  Description of Securities to be Registered...................................    66
  (a) Capital Stock To Be Registered...................................................    66
  (b) Debt Securities To Be Registered.................................................    67
Part III...............................................................................    67
Item 15.  Defaults Upon Senior Securities..............................................    67
Item 16.  Changes in Securities and Changes in Security for Registered Securities......    67
Part IV................................................................................    67
Item 17.  Financial Statements.........................................................    67
Item 18.  Financial Statements.........................................................    68
Item 19.  Financial Statements and Exhibits............................................    68
  Exhibit Index........................................................................    68

                                     PART I

ITEM 1.  DESCRIPTION OF BUSINESS.

INTRODUCTION

     Minco Mining & Metals Corporation ("the Registrant") is a British Columbia corporation, the stock of which is traded on the Vancouver Stock Exchange (trading symbol MMM), engaged in the acquisition of base and precious metal mineral projects in the People's Republic of China ("PRC"). The Registrant's wholly-owned subsidiary, Triple Eight Mineral Corporation ("Temco"), is a British Virgin Islands corporation also engaged in the acquisition and exploration of mineral projects in the PRC. The Registrant completed three private placements of its securities in 1995 and 1996, involving a total investment of $9,660,000, followed by a registration on the Vancouver Stock Exchange of the securities issued in the last such private placement. Such investments also involved contractual alliances with certain other major Canadian mining companies and the acquisition of various interests in mineral projects located in China.

BACKGROUND AND GENERAL DEVELOPMENT

  Organization and Subsidiary

     The Registrant was incorporated under the laws of the Province of British Columbia on November 5, 1982, under the name "Caprock Energy Ltd." and is governed by the Company Act of the Province of British Columbia. Effective September 14, 1989, the Registrant changed its name to "Consolidated Caprock Resources Ltd.", consolidated its share capital on the basis of one new share for every five old shares and increased its authorized capital to 20,000,000 common shares without par value. Prior to February 8, 1993, the Registrant had become inactive and had no significant operations or assets. Effective February 8, 1993, the Registrant changed its name to its current name, consolidated its share capital on the basis of one new share for every three old shares and increased its authorized capital to 20,000,000 common shares without par value. Effective July 8, 1996 the Registrant increased its authorized capital to 100,000,000 common shares without par value.

     The Registrant has one wholly-owned subsidiary, Triple Eight Mineral Corporation ("Temco"), a corporation organized on September 1, 1995 under the laws of the British Virgin Islands and having an office at Arawak Chambers, P.O. Box 173, Road Town, Tortola, British Virgin Islands. The Registrant acquired a 60% equity interest in Temco pursuant to an "Assignment of Contracts and Share Purchase Agreement" made between the Registrant and Pacific Canada Resources Inc. dated February 19, 1996, the "PCR Agreement" (see the subheading "The PCR Agreement" in this Item 1). Under the PCR Agreement, the Registrant acquired from Pacific Canada Resources Inc. ("PCR") all of PCR's interests in certain mineral properties in the PRC, some of which are held in Temco. The Temco acquisition has been treated by the Registrant as a reverse-take over for accounting purposes (see "Notes to the Financial Statements" attached hereto as Item 17). On February 27, 1997, the Registrant acquired the remaining 40% equity interest in Temco pursuant to an "Purchase and Sale Agreement" made between the Registrant and China Clipper Gold Mines Ltd..

     Temco has the right to acquire a 55% equity interest in a Chinese company, Chengde Huajia Mining Industry Co. Ltd. ("Huajia"). Chengde Huajia Mining Industry Co. Ltd. has been incorporated for the purpose of conducting the joint venture business in respect to the Emperor's Delight Property (see "Properties of the Registrant -- Emperor's Delight Property" in Item 2, below).

  Primary Business and Overview

     The Registrant is a natural resource company engaged directly and through its wholly-owned subsidiary, Temco, in the acquisition, exploration and development of mineral resource properties. The Registrant has focused on the exploration and development of mineral resource projects in the People's Republic of China. At present, none of the properties in which the Registrant has rights have a known body of commercial ore, nor are any of such properties at the commercial development or production stage and all such properties are in the exploration stage, except the Changba-Lijiagou Property which has a known body of commercial ore and which is being commercially developed and the Gala Property which also has a known body of commercial ore which is being commercially developed (See "Properties of the Registrant -- Changba-Lijiagou Property" and "Properties of the Registrant -- Gala Property" in Item 2, below.)

     From its incorporation in 1982, the Registrant has been involved primarily in mineral exploration and development. The Registrant has been a public company with its shares trading on the Vancouver Stock Exchange since November of 1984. The Registrant was declared inactive during the period from May 9, 1990 to September 14, 1990. Following a further period of inactivity from July, 1992 the Registrant was reorganized in 1993. This reorganization involved a one-for-three share consolidation, name change from Consolidated Caprock Resources Ltd. to Minco Mining & Metals Corporation and subsequent changes in the board of directors. In February of 1996 the Registrant was fully reinstated on the Vancouver Stock Exchange following its acquisition of an interest in the Chapuzi Property (see "Properties of the Registrant -- Chapuzi Property" in Item 2, below). After the acquisition of its interest in the Chapuzi Property, on February 19, 1996, the Registrant entered into an arms length agreement with Pacific Canada Resources Inc. ("PCR"), a private company controlled by Ken Cai and Donald Hicks, pursuant to which the Registrant acquired interests in mineral properties in the PRC known as the Emperor's Delight Property, the Stone Lake Property, the Crystal Valley Property and the Changba-Lijiagou Property. See "Properties of the Registrant" Item 2, below. The consideration paid by the Registrant to PCR for these property interests was 7,280,000 common shares of the Registrant and was established pursuant to arms length negotiations between the Registrant and PCR. Of these shares, 4,880,000 shares are subject to the terms of an escrow agreement and will only be released upon the Registrant satisfying certain earn out requirements (see "Performance Shares or Escrow Securities" in Item 4 below.). The balance of 2,400,000 shares issued to PCR were issued at a deemed price of $0.97 per share based on a valuation of the Emperor's Delight Property prepared by A.C.A. Howe International dated March 13, 1995 (see "Properties of the Registrant -- Independent Consultants' Reports"). Upon the completion of the acquisition of the Chinese mineral properties from PCR, Ken Cai and Donald Hicks became directors and officers of the Registrant (see Item 10, below).

     Concurrently with the acquisition of properties from PCR, the Registrant completed private placements with Teck Corporation ("Teck") and Cominco Ltd. ("Cominco"), both of which are major public Canadian mining companies traded on the Toronto Stock Exchange, pursuant to an Investment and Participation Agreement dated February 20, 1996 (see "Teck-Cominco Agreement" below).

     At present, the Registrant has an agreement under which it has the right to negotiate the acquisition of a majority interest in a property which has a known body of ore and which is being commercially developed on the Changba-Lijiagou Property. (See "Properties of the Registrant -- Changba-Lijiagou Property" in
Item 2, below). Also, at present, the Registrant has an agreement under which it has the right to negotiate the acquisition of an interest in a property which has a known body of ore and which is being commercially developed on the Gala Mine Property. (See "Properties of the Registrant -- Gala Property" in Item 2, below). In addition, the Registrant's Stone Lake and Crystal Valley have reserves of gold that have not yet been proven to be commercially viable. (See "Properties of the Registrant -- Stone Lake Property" and "Properties of the Registrant -- Crystal Valley Property" in Item 2, below). The Registrant's Chapuzi Property has geological resources of gold that have not yet been proven to be commercially viable. (See "Properties of the Registrant -- Chapuzi Property" in Item 2, below). All other agreements relate to properties at the exploration stage. Management of the Registrant is committed to pursuing mineral exploration and development in Asia, with its primary and initial focus on the People's Republic of China.

  Recent Financing

     On June 27, 1996, the Registrant completed a private placement of 3.2 million Special Warrants at a price of $2.55 per Special Warrant, for gross proceeds of $8,160,000. Each unit consisted of one common share and one half of a non-transferrable common share purchase warrant. Each whole share purchase warrant entitled the holder to acquire one additional common share at a price of $2.55 per share until one year after the date of issuance of the warrant upon exercise of the Special Warrant. Special Warrants were exercisable without payment of further consideration immediately upon closing (the "Closing") of the private placement and were deemed to be exercised upon the earliest to occur of the twelfth month after such Closing or five days after issuance of a receipt for a final prospectus by the British Columbia Securities Commission relating to the qualification of the common shares issuable upon exercise of the Special Warrants. Such receipt was issued on December 20, 1996. Upon such qualification, the common shares became freely tradable in British Columbia; prior to such date they were "restricted securities" under the rules of the British Columbia Securities Commission. See Item 14. If such qualification had not occurred within one hundred and eighty days after the Closing, each of the Special Warrants would thereafter have entitled the holder to acquire 1.1 common shares and a warrant to purchase .55 common shares.

     Proceeds of the private placement financings are intended to be used for exploration and development expenditures in connection with the Registrant's base and precious metal projects located in the PRC, for working capital, and for acquisition of additional projects. See "Immediate Business Plan," below.

PACIFIC CANADA RESOURCES -- TECK CORPORATION -- COMINCO LTD. TRANSACTION

     Pacific Canada Resources Agreement

     On February 19, 1996, the Registrant entered into an arms length agreement with Pacific Canada Resources, Inc. ("PCR"), a private company not then affiliated with the Registrant, pursuant to which the Registrant purchased rights to PCR's portfolio of base and precious metal property agreements and acquisition rights in China, some of which were held directly and some of which were held by PCR's British Virgin Islands subsidiary, Temco. At that time, China Clipper Gold Mines, Ltd. ("China Clipper"), an Ontario business corporation, held a forty percent equity interest in Temco. On February 27, 1997, the Registrant entered into an agreement with China Clipper whereby its joint venture business with China Clipper was terminated by mutual agreement. The Registrant purchased all of China Clipper's beneficial interest in Triple Eight Mineral Corporation ("Temco") for $175,000. In so doing, Temco became wholly-owned by the Registrant and, incidental thereto, all co-venture relationships between the parties ended and all of China Clipper's interests and other rights that it may have held in respect to joint venture businesses were transferred to the Registrant.

     The PCR Agreement also granted the Registrant exclusive rights of first refusal to all agreements relating to base and precious metal properties located in China acquired by PCR over the succeeding four years. In consideration of the transfer, the Registrant issued 7,280,000 common shares to PCR, 2,400,000 of which were restricted for a period of one year and free trading thereafter. The balance of 4,800,000 shares issued to PCR was issued at a deemed price of $0.97 per share based on a valuation of the Emperor's Delight Property prepared by A.C.A. Howe International Limited dated March 13, 1995 (see "Independent Consultants' Reports" in Item 2, below). These 4,880,000 shares are subject to the terms of an Escrow Agreement dated February 19, 1996 and will only be released upon the Registrant satisfying certain earn out requirements as more particularly described in Item 4 below under the subheading "Performance Shares or Escrow Securities". The escrowed shares are subject to an earn-out at the rate of $0.97 per share, based on: (i) the valuations of the properties acquired, as determined by a qualified independent consultant; (ii) one share for each $1.81 of expenditures on exploration or development of the properties; or (iii) cumulative cash flows from the properties. As further consideration for the PCR Agreement, the Registrant agreed to reimburse PCR for a total of $97,800 in legal, accounting and consulting fees paid by PCR. Included in this amount is a total of $75,800 in consulting fees paid to Kaisun Group (Canada) Inc. and 1066098 Ontario Inc., private companies controlled by Ken Cai and Donald Hicks, respectively.

     Under the PCR agreement, PCR has the right to designate two (out of five) directors of the Registrant and upon enlargement of the board to seven members, one new member is to be a nominee of PCR. See Item 10 and Item 13, below.

     Teck-Cominco Agreement

     Simultaneously, and in connection with the PCR agreement, the Registrant entered into a related agreement (the "Teck-Cominco Agreement") with Teck and Cominco. Pursuant to these agreements, Teck and Cominco each invested $500,000 and received 625,000 units, each unit consisting of one common share of the Registrant and one fifth of a non-transferrable common share purchase warrant, each whole share purchase warrant entitling the holder to acquire one additional common share at a price of $1.20 on or before February 20, 1997 or $1.38 on or before February 20, 1998. The shares purchased by Teck and Cominco were "restricted shares" under the rules of the British Columbia Securities Commission until February 20, 1997. See Item 14. Teck exercised its warrants prior to February 20, 1997. As partial consideration for the investments by Teck and Cominco, they received a right of first refusal as to the Non-Chinese Interest ("NCI") in any two mineral property rights acquired by the Registrant in the PRC until March 1, 2004. After preliminary work by the Registrant, Teck and Cominco have the right to earn a 51% interest in an Exploration Property or a 70% interest in a Development Property by completing, at their expense (as between the parties), a Final Feasibility Report on the property and arranging for funding of all costs which the holders of the NCI must bear in respect of the property in order to bring the property into production, as detailed in the Final Feasibility Study. (See Item 2 -- Teck-Cominco Investment and Participation Agreements). The agreement further provides that Cominco (in the case of a base metal property) or Teck (in the case of a precious metal property) shall be the designated operator of the property on behalf of the joint venture which shall be formed to exploit any such property. The Teck-Cominco Agreement contains provisions under which Teck and Cominco agree, subject to certain limitations, not to increase their share holdings in the Registrant beyond 20% of the common shares, nor to reduce them beyond 50% of their initial ownership, which limitations expire upon certain changes in control of the Registrant. Teck and Cominco have a right of first refusal to purchase common shares of the Registrant in any future offerings, so as to maintain their percentage ownership of the Registrant.

     Temco

     The Registrant acquired its initial interest in Temco pursuant to the PCR agreement discussed above. The Registrant and China Clipper Gold Mines Ltd. ("China Clipper") had formed Temco to conduct, as co-venture partners, the exploration and development of certain Chinese mineral projects located in Hebei Province of the People's Republic of China. Temco is participating in these properties by earning a 55% interest in a Chinese joint venture with the Geoexploration Corporation of the First Geoexploration Bureau ("GEC-FGEB"), a subsidiary of the central government's Ministry of Metallurgical Industry. Temco is participating in this joint venture by earning a 55% interest in the joint venture operating company, Chengde Huajia Mineral Industry Co. Ltd. ("Huajia"). The remaining 45 % interest in Huajia is held by GEC-FGEB. This joint venture company holds exploration rights to the Emperor's Delight Property. In addition, Temco possesses rights to the Non-Chinese Interest in the Crystal Valley and Stone Lake properties. Huajia will continue the exploration and development of these properties and pursue other projects in Hebei Province. See "Properties of the Registrant" in Item 2, below.

     China Clipper owned a forty percent interest in Temco, pursuant to an earlier agreement with PCR under which China Clipper expended $500,000 on behalf of Temco. In order to maintain its forty percent interest, China Clipper was required to contribute 60% of expenditures on behalf of Temco, and the Registrant was required to contribute 40% of such expenditures, up to a total of $8,000,000, after which time contributions were to be on the basis of respective beneficial interests. The amount of a party's beneficial interest was subject to increase or dilution, depending on each party's election to contribute to certain voluntary expenditures of Temco. As of April 30, 1996, China Clipper had paid US$ 396,000 to Temco as part of its $2,640,000 exploration commitment on the Emperor's Delight property.

     On February 27, 1997, the Registrant entered into an agreement with China Clipper wherein its joint venture business with China Clipper was terminated by mutual agreement. The Registrant purchased all of China Clipper's beneficial interest in Triple Eight Mineral Corporation ("Temco") for $175,000. In so doing, Temco became wholly-owned by the Registrant and, incidental thereto, all co-venture relationships between the Registrant and China Clipper ended and all of China Clipper's interests and other rights that it may have held in respect to joint venture businesses were transferred to the Registrant.

     Property Ownership and Relationships

     The Registrant has acquired various rights and interests in mineral properties through agreements with various Chinese governmental entities and through its acquisition of Temco. The following chart sets forth the structure of such relationships, including the jurisdiction of incorporation of each entity, the percentage of voting securities or ownership held by the Registrant and the mineral properties owned by each of them:

                                    [GRAPH]

IMMEDIATE BUSINESS PLAN

     For the remainder of 1997, the Registrant's business plan is to conduct exploration activities, as discussed in Item 2 below, with respect to each individual property. Where results of exploration warrant, the Registrant will proceed, on a property-by-property basis to take further steps toward the final creation of a joint venture for each such property. Proposed budgets for exploration work with respect to each property are discussed in Item 2 below. The Registrant believes that the proceeds of its 1996 private placements of special warrants together with possible contributions pursuant to the Teck-Cominco Agreement will be sufficient to fund such work for 1997. The Registrant may also enter into various agreements with other companies under which these companies may fund various portions of exploration or development work for a specific property and will earn interests in such properties to be negotiated at the time. Such arrangements already exist in connection with the Teck-Cominco Agreement; except for these arrangements, no such other agreements have been entered into, and there can be no guarantee that any such other agreements will be concluded on advantageous terms, or at all.

DOING BUSINESS IN THE PEOPLE'S REPUBLIC OF CHINA

  Risk Factors Related to Doing Business in China

     Approvals

     In the mining industry, before a Chinese-foreign joint venture (also referred to as a Sino-foreign joint venture) can be created, an assessment or feasibility study of the proposed joint venture must be prepared and approved by the State Planning Commission (the "SPC"). Therefore, upon completing a Co-operation Agreement, the parties prepare a feasibility study for the proposed joint venture and submit this feasibility study along with the Co-operation Agreement to the SPC for what may be described as an approval in principle, the granting of which depends upon whether the proposed project broadly conforms to the economic policy issued by the government and any prescribed regulations. As part of this approval process, the SPC consults with the Ministry of Geology and Mineral Resources ("MGMR") and with the government agency directly concerned with the specific mineral commodity (for example, in the case of gold, with the Gold Bureau of the Ministry of Metallurgical Industry). Upon receiving this approval in principle, the parties then negotiate and prepare a Joint Venture Contract which is then submitted to the Ministry of Foreign Trade and Economic Co-operation ("MOFTEC") which approves the specific terms of all Joint Venture Contracts between Chinese and foreign parties. Within one month after the receipt of a certificate of approval from MOFTEC, a joint venture must register with the State Administration of Industry and Commerce (the "SAIC"). Upon registration of the joint venture, a business license is issued to the joint venture. The joint venture is officially established on the date on which its business license is issued. Following the receipt of its business license, the joint venture applies to MGMR to approve and grant to the joint venture its exploration permits or mining licenses. As part of this approval process, MGMR consults with the military authorities to confirm that no military reserves lie within the areas of interest (see "Legal Framework for Chinese -- Foreign Cooperative Joint Ventures" below). Other than in respect to the Issuer's Emperor's Delight property, such approvals, permits and licenses in respect to the Registrant's properties have not been obtained and there can be no assurance that such approvals will be obtained.

     Environmental Regulations

     The Registrant's operations may be subject to environmental regulations promulgated by government agencies from time to time. Although Chinese environmental regulations are apparently less stringent that those in North America, there are restrictions and prohibitions on spills, releases or emissions or various substances produced in association with certain mining industry operations, such as seepage from tailings disposal areas, which would result in environmental pollution. A breach of such legislation may result in imposition of fines and penalties. The nature of the Changba-Lijiagou Project acquisition may present particular environmental risks to investors as the environmental conditions in the smelter town of Baiyin are appalling by North American standards. An environmental baseline study would be required in respect to the Changba-Lijiagou Property to qualify the extent of the environmental issues and to mitigate future liability. Environmental assessments of this nature in respect of the Registrant's proposed projects carry a heightened degree of responsibility for companies and their directors, officers and employees. The cost of compliance resulting from changes in governmental environmental regulations has potential to reduce the profitability of operations.

     Gold Prices

     The profitability of the Registrant's future operations could be significantly affected by changes in the market price of gold. Gold prices fluctuate widely and are affected by numerous factors beyond the Registrant's control. Political instability, the level of interest rates, rates of inflation, world supply of gold and stability of exchange rates can all effect significant investment patterns, monetary systems and political developments. The price of gold has fluctuated widely in recent years and future serious price declines could cause commercial production to be impractical from specific operations. Depending on the price of gold, cash flow from mining operations may not be sufficient to sustain specific operations. If, as a result of a decline in gold prices, revenues from metal sales were to fall below cash operating costs, any future production might be discontinued. Further, the mandatory sale of gold production in China to the People's Bank of China may mean fluctuations in revenues earned based on varying purchase prices set by the People's Bank of China. The People's Bank of China generally purchases gold at a discounted price equal to 90% of the price of gold as fixed by the London Metals Exchange.

     Politics of China

     The value of the Registrant's investments in China may be adversely affected by political, economic and social uncertainties in China. A change in policies by China's central government could adversely affect the Registrant's investment by, among other factors, changes in laws and regulations or the interpretation thereof, the expropriation of private enterprises, or restrictions on currency conversion, imports and sources of supplies. Although China's central government has been pursuing economic reform policies for the past 18 years and has repeatedly reiterated its commitment to such policies, no assurance can be given that China's central government will continue to pursue such policies or that such policies may not be significantly altered, especially in the event of a change of leadership, social or political disruption or unforeseen circumstances affecting China's political, economic and social structure. See "Legal Systems" below.

     Legal Systems

     China's legal system is based on written statutes and, therefore, decided legal cases are without binding legal effect, although they are often followed by judges as guidance. Since 1979, many laws and regulations dealing with economic matters, in general, and foreign investment, in particular, have been promulgated in China. In December of 1982, the Constitution of China was amended to authorize foreign investment and to guarantee the lawful rights and interests of foreign investors in China. Despite the activity and progress in developing the legal system, China does not have a comprehensive system of laws. In addition, enforcement of existing laws may be uncertain and sporadic, and implementation in the interpretation thereof inconsistent. China's judiciary is relatively inexperienced in enforcing the laws that exist, leading to a higher than usual degree of uncertainty as to the outcome of any litigation. Even where adequate law exists in China, it may be impossible to obtain swift and equitable enforcement of such law, or to obtain enforcement of the judgment by a court of another jurisdiction. The interpretation of the laws of China may be subject to policy changes reflecting domestic political changes.

     As China's legal system develops, the promulgation of new laws, changes to existing laws and the pre-emption of local regulations by national laws may adversely affect foreign investors. The trend of legislation over the past 15 years has, however, significantly enhanced the protection of foreign investment and allows for more active control by foreign parties of foreign investment enterprises in China. There can be no assurance, however, that the current trend in economic legislation towards promoting market reforms as well as further opening to the outside world will not be slowed, curtailed or reversed, especially in the event of a change in leadership, social or political disruption or unforeseen circumstances affecting China's political, economic or social structure. Such a shift could have a material adverse effect upon the business and prospects of the Registrant.

     The Registrant's activities in China are by law subject in some particular cases to administrative review and approval by various national, provincial and local agencies of China's central government. Although the Registrant believes that the support of local, provincial and national governmental entities benefits its operations in connection with administrative review and receiving approvals, there is no assurance that such approvals, when necessary or advisable, will be forthcoming. While China has promulgated, and administrative law has permitted, redress to the courts with respect to certain administrative actions, this law appears to be largely untested in this context.

     Currently, the legal requirements and/or the enforcement of existing Chinese legal requirements applicable to occupational health and safety and environmental protection do not appear to be as rigorous as in North America. Should this situation change, the Registrant could, in the future, be required to take additional steps to comply with such laws, including making capital expenditures, which expenditures could be material.

     Economic Considerations

     The economy of China is traditionally a planned economy subject to five year annual plans, adopted by the Chinese government, which set forth national economic development goals. Policies of the Chinese central government can have significant effects on the economic conditions of China. The Chinese government established the Economic and Trade Office under the direction of the State Council to assume responsibilities regarding China's economic and trade policies. At present, the Economic and Trade Office has emphasized greater decentralization and utilization of market forces for the allocation of China's resources. The central government has recently confirmed that China's economic development will follow a model of market economy under socialism. Under this direction, it is expected that China will continue to strengthen its economic and trading relationships with foreign countries and business development in China will follow market forces and the rules of economics. While it is expected that this trend will continue, there can be no assurances that such will be the case.

     Currency Conversion and Exchange Rates

     The Renminbi ("RMB"), China's lawful currency, is yet to be freely convertible into foreign currency. Prior to the foreign exchange reforms which became effective January 1, 1994, all foreign exchange transactions involving RMB took place either through the People's Bank of China, China's central bank, at other authorized institutions or at a Swap Center (foreign exchange adjustment centers).

     An official exchange rate set by the government from time to time coexisted with a Swap Centre exchange rate determined largely by supply and demand of foreign currency and RMB. Effective January 1, 1994, China's foreign exchange system underwent some fundamental changes. The purpose of the reform was to achieve the unification of the dual exchange rate system into a unitary and controlled floating exchange rate system. Under the new system, China's central bank publishes daily the RMB exchange rate against the U.S. dollar and other major international currencies, including the Canadian dollar, largely based on supply and demand of foreign currency and RMB. Further, systems are in place to facilitate inter-bank foreign exchange trading and trading between designated banks and Chinese enterprises. Swap Centers continue to provide services exclusively to foreign investment enterprises which need to conduct foreign exchange transactions. Swap Centre rates are generally in line with the state managed exchange rate although there is no guarantee that this will continue to be the case.

     As a Chinese-foreign cooperative joint venture enterprise, the Registrant will conduct its foreign exchange transactions at Swap Centers. While conversion of RMB into other currencies can generally be effected at the Swap Centers with no delay, there is no guarantee that it can be effected at all times. Since foreign exchange transactions at Swap Centers are confined to foreign investment enterprises, this may adversely limit foreign currency supply from other sources, such as banks and Chinese enterprises.

     Over the past few years, there has been a significant devaluation of the RMB against the major foreign currencies. The Registrant conducts substantially all of its business in China and, accordingly, the sale of its products may primarily be settled in RMB. As a result, continued devaluation of the RMB against the Canadian and U.S. dollars may adversely affect the financial performance of the Registrant when measured in terms of Canadian or U.S. dollars. As well, continued devaluation of the RMB against the Canadian or U.S. dollars and other currencies will increase the Registrant's cost of purchasing imported parts and equipment. The combination of the foregoing could have a material adverse effect upon the financial condition and asset values of the Registrant and upon the hard currency equivalent of any profits of the Registrant.

     Proposed Changes to Chinese Tax System

     The Law of China on income tax of Chinese-Foreign Joint Ventures and Foreign-Capital Enterprises stipulates that foreign enterprises and joint ventures shall be taxed at a standard rate of 30% plus a local tax of 3%. In addition, Chinese mining enterprises are required to pay a mineral compensation fee which, for gold mining, is up to 4% of income from gold sales.

     The Chinese government has recently announced that it plans to reform the existing Chinese tax system (including the value added tax) and particularly its tax preference policies applicable to foreign enterprises. The aim of such future reforms will be to unify and simplify China's existing tax system. No timetable for implementing such reforms has been announced by the Chinese government nor has any legislation been introduced.

     Inflation and the Chinese Government Austerity Plan

     The Chinese economy has experienced rapid growth which has led to a significant growth in money supply and rising inflation. In September, 1993, total money supply had grown by 34% on an annual basis. The average inflation rate in the first quarter of 1995 was recorded at an annualized rate of approximately 23%. If revenues generated by the Registrant do not rise sufficiently to compensate for the rate of inflation, profitability may be adversely affected.

     In order to control inflation, the Chinese government recently reinstated controls on bank credits, limits on loans for fixed assets and restrictions on state bank lending. This austerity plan, first announced in June of 1993, seemed to have been relaxed during the last quarter of 1993. In early 1994, the Chinese government announced that it intended to reimpose its austerity measures, including a ban on fixed asset investments.

     The Chinese government announced in March of 1994 that the People's Bank of China will begin examining all loans made for fixed asset investments and any financial institutions which have exceeded their lending quota or granted loans to non-state planned projects, unapproved development zones or real estate speculators, will be strictly punished. The Registrant does not believe that these recent announcements should have a material effect on the business of the Registrant.

     Title Matters

     The Mineral Resources Law of the People's Republic of China was first passed at the 15th session of the Standing Committee of the 6th National People's Congress on March 19, 1986 and was amended at the 21st Session of the Standing Committee of the 8th National People's Congress on August 29, 1996. This law entered into force on January 1, 1997. Article 3 of this law states that "Mineral resources shall be owned by the State." and "The State's ownership of mineral resources shall be exercised by the State Council."

     The Registrant has recently gained interests in a number of projects, most of which are at an early stage of investigation. Title investigation is difficult or impossible in the PRC and thus the level of title investigation in respect to most, or all, of the Registrant's properties has been limited. To the best of the Registrant's knowledge, title to all properties is in good standing, although this should not be construed as a guarantee of title. Title to the properties may be affected by undetected defects such as unregistered agreements or transfers. The Registrant has not obtained any title opinion on its Chinese Properties and as a result the title to these Properties and the validity of the Registrant's interests therein are not assured. To the best knowledge of the Registrant, none of the properties in which the Registrant has an interest has been surveyed, and their actual extent and location may therefore be in doubt.

     Enforcement of Civil Liabilities

     As substantially all of the assets of the Registrant and its subsidiary, as well as the Registrant's jurisdiction of incorporation and the residences of its officers and directors are located outside of the United States, it may be difficult or impossible to enforce judgments granted by a court in the United States against the assets of the Registrant and its subsidiaries or the directors and officers of the Registrant resident outside of the United States.

     Reliability of Information

     While the information contained herein regarding the PRC, including its economy and industries has been sourced from a variety of government and industry officials and sources, independent verification of this information is not available and there can be no assurance that the sources from which it is taken, or on which it is based, are wholly reliable. Official statistics in relation to the PRC, including its economy and industries may also be produced on a basis different from that used in more developed countries. If such official statistics are materially inaccurate, the present and future economic prospects of the PRC, including its economy and industries, could be materially different from those which currently appear to be the case. Accordingly, no assurance can be given as to the completeness or reliability of available official and public information. In addition, much of the information contained in the Consultants' Reports referred to herein (See "Properties of the Registrant" Item 2, below) is based on information provided by PRC governmental officials, geologists and mining engineers. Accordingly, the reliability of geological and mineral information regarding the properties, the costs of labor, operation and construction provided by Chinese government officials, geologists and mining engineers cannot be assured.

  People's Republic of China -- Background Information

     The following is a general description of China's governmental organization, currency regulation, foreign investment in China and the history of gold mining therein and has been compiled by the Registrant from various sources:

     General Information

     The People's Republic of China is located in the eastern part of Asia. It is bordered by fourteen countries, including India, Kazakhstan, Mongolia, and Russia. It has an area of 9,561,000 square kilometers with an estimated population, as at 1994, of over 1.17 billion people. The language is mainly Putonghua (Mandarin) with several local dialects.

     Governmental Organization

     China is a centralized state power. China's Head of State is its President. The Central Government of China is organized pursuant to the Constitution of China, the most recent form of which was adopted by the National People's Congress (the "NPC") in December, 1982, with amendments made in 1988 and 1992.

     The unicameral NPC is the "highest organ of state authority" and exercises legislative power in the country. About 3,000 members of the NPC are elected by the provinces, autonomous regions, those municipalities which are directly under the Central Government and the armed forces. The NPC meets once a year and when it is not in session it exercises its powers through its Standing Committee with some 250 members.

     Local people's congresses are established at various levels, including within provinces, autonomous regions, municipalities, counties, districts, towns and townships. Local people's congresses are "local organs of state power". They are empowered to promulgate local laws, rules and regulations and to approve local economic plans and budgets. In addition, they elect governors, mayors and other local government heads.

     The State Council is the "executive agency" of the NPC, and in effect, the cabinet. It usually has 15 members, composed of the Premier, Deputy Premiers, State Councilors and a Secretary-General. There are over 40 ministries and commissions, including the People's Bank of China, as well as a number of important state-owned corporations under the authority of the State Council. The State Council has the authority to promulgate administrative rules, orders and regulations, and to rescind or amend administrative rules, orders and regulations issued by administrative agencies at both the central and provincial government levels. The State Council also prepares and supervises the implementation of national economic plans and budgets and co-ordinates the administrative agencies at both the central and provincial government levels.

     The Chinese Communist Party (the "CCP") has a constitutional role in the government organization of China. Although the state and the CCP structures are technically separate, there is a considerable overlap between the decision-making functions of the state organs and the CCP organs. In practice, the NPC has never acted as the true source of power. It approves decisions made by the Communist Party. Basically China's political structure remains that of an authoritarian one-party state.

     Currency

     The Chinese currency is the Renminbi yuan ("RMB" or "Rmb"). It is not freely convertible although the Chinese government has emphasized that full convertibility is the long-term goal. Full convertibility, probably after some transitional period, will be a condition precedent to membership in the World Trade Organization, for which China has applied. The People's Bank of China, China's central banking authority, publishes the Renminbi exchange rate against the U.S. dollar every day based on the trading price between the two currencies of the previous day on the Inter-Bank Foreign Exchange Market established in Shanghai in 1994. In addition, the People's Bank of China publishes the Renminbi exchange rates against other major foreign currencies. Designated banks participate on the Inter-Bank Foreign Exchange Market through a computer network connected with major cities in China.

     Foreign exchange is administered by the State Administration of Exchange Control (SAEC), and its local branch offices, all of which are subject to the supervision of the People's Bank of China. The SAEC has established regulations relating to outward remittance by foreign investors of their share of net profits or dividends and final repatriation of their investments, in foreign currency. Subject to payment of applicable taxes, foreign investors may remit out of China, in foreign exchange, profits or dividends derived from a source within China. However, foreign-invested enterprises are required to secure their own sources of foreign exchange, and the foreign exchange adjustment Centers (commonly known as Swap Centers) may be used for this purpose. The Swap Centers were established to assist foreign investment enterprises to balance their foreign currency income and expenses by converting surplus local currency earnings into foreign exchange and vice versa without their having to wait for central allocation. The central foreign exchange adjustment center is in Beijing and other centers have been established in the coastal cities, Special Economic Zones and other major cities, municipalities and autonomous regions. Remittance by foreign investors of any other amounts (including, for instance, principal and interest on debt and proceeds of sale arising from a disposal by a foreign investor of any of its or his investments in China) out of China is subject to the approval of the SAEC.

     Foreign Investment

     China is in the process of developing a comprehensive system of laws for the development of a market-oriented economy. Since 1979, a significant number of laws and regulations dealing with foreign investment and matters related to foreign investment have been promulgated.

     The Constitution authorizes and encourages foreign investment and protects the "lawful rights and interests" of foreign investors in China. The Civil Procedure Law of China (the "Civil Procedure Law"), effective April 9, 1991, provides that if there is a conflict between the provisions of international treaties, to which China is a signatory, and domestic Chinese law, the treaty provisions will prevail. In addition, the Foreign Economic Contract Law of China (the "FECL"), effective July 1, 1985, provides that matters not covered by Chinese law will be dealt with by reference to international practices.

     Direct foreign investment in China usually takes the form of equity joint ventures ("EJVs"), co-operative joint ventures ("CJVs") and wholly foreign-owned enterprises. These investment vehicles are collectively referred to as foreign investment enterprises ("FIEs").

     An EJV is a Chinese legal person and consists of at least one foreign party and at least one Chinese party. The EJV generally takes the form of a limited liability company. It is required to have a registered capital, to which each party to the EJV subscribes. Each party to the EJV is liable to the EJV up to the amount of the registered capital subscribed by it. The profits, losses and risks of the EJV are shared by the parties in proportion to their respective contributions to the registered capital. There are also rules and regulations governing specific aspects of EJVs or FIEs, including capital contribution requirements, debt-equity ratio, foreign exchange control, labor management, land use and taxation.

     Unlike an EJV, a CJV may be, but need not be, incorporated as a separate legal entity. The relationship between the parties is contractual in nature. The rights, liabilities and obligations of the parties are governed by the CJV contract, as is each party's share of the goods produced or profits generated. A CJV is considered a legal person with limited liability.

     The establishment of FIEs requires the approval of various Chinese government authorities. Generally speaking, the approval authority is determined on the basis of the total amount of investment involved and the location of the project in question. The State Council must approve any foreign investment projects having an investment of U.S.$100 million or more. The State Planning Commission and the Ministry of Foreign Trade and Economic Co-operation are authorized by the State Council to approve foreign investment projects of less than U.S.$100 million. Provincial authorities, usually the provincial commissions of foreign trade and economic co-operation, are also authorized to approve projects up to certain pre-determined amounts.

     Foreign investment enterprises and their employees are subject to a variety of taxes in China. Each tax levied is based on a separate law. The most significant taxes imposed are income tax, value added tax, business tax, consumption tax, land appreciation tax, real estate tax, vehicle and vessel license tax, stamp duties and customs duties. Various tax incentives are provided under the income tax law and regulations.

     Gold Mining in China

     Gold has been produced in China for over 4,000 years. In 1994, China was the world's 6th largest producer of gold at a reported 130 tonnes, immediately following Canada which was then the fifth largest producer of gold. It is presumed that early Chinese production was from placer deposits and placer reserves still account for over 15% of China's total gold reserves. Gold mining is currently active in all of China's provinces, with over 460 official operations. However, only 40 of these have reported annual production over 10,000 ounces of gold and only 10 have facilities capable of processing over 500 tonnes of ore per day.

     The Chinese mining industry has traditionally been closed to foreign participation. However, a change in the Mineral Resources Law has been implemented by the PRC's Central Government which permits foreign participation. The regulation of mining, including gold mining, in the PRC is in a state of evolution from a totally planned, state-controlled condition to free market conditions as experienced in developed and most developing countries. Ultimate control is in the hands of the State Council. Policy is developed for the State Council by its State Planning Commission ("SPC"). The State Gold Bureau ("SGB"), a branch of the Ministry of Metallurgical Industry ("MMI"), regulates the gold mining industry.

     The Ministry of Geology and Mineral Resources ("MGMR") administers geological exploration and also carries out exploration through its own personnel. There are at present over one million people engaged in mineral exploration, including petroleum exploration, in China, of which over 400,000 are employed by MGMR and its provincial affiliates.

     Gold Sales In China

     Under present Chinese law, all gold produced must be sold to the People's Bank of China ("PBOC"), the Central Bank. The price paid by the PBOC has increased considerably over the last three years but is still lower than the current world gold price. Currently the PBOC purchases the gold for 90% of the London Bullion Market fixed price for gold from time to time. The price paid by the PBOC per ounce of gold is subject to adjustment based on significant fluctuations in the fixed price as determined by the London Bullion Market.

  Legal Framework for Chinese-Foreign Co-operative Joint Ventures

     The following is a general description of the legal framework for Sino-foreign co-operation joint ventures pursuant to which the business of the Registrant is carried on in China or will be regulated. This description has been compiled by the Registrant from various sources.

     Legal Framework

     Each of the various joint venture entities through which the Registrant will carry on business in China has been or will be formed under the laws of China as a Chinese-foreign co-operative joint venture enterprise and is or will be a "legal person" with limited liability. All joint ventures entered into, or to be entered into, by the Registrant must be approved by both the Ministry of Foreign Trade and Economic Cooperation

("MOFTEC") and the State Planning Commission ("SPC") in Beijing or their provincial bureaus. Such approvals have not yet been obtained by the Registrant except for its Emperor's Delight Property.

     The establishment and activities of each of the Registrant's joint venture entities are governed by the Law of the People's Republic of China on Chinese-foreign Co-operative Joint Ventures and the regulations promulgated thereunder (the "China Joint Venture Law"). As with all Chinese-foreign co-operative joint venture enterprises, the Registrant's joint venture enterprises will be subject to an extensive and reasonably well-developed body of statutory law relating to matters such as establishment and formation, distribution of revenues, taxation, accounting, foreign exchange and labor management.

     On January 1, 1997, an amendment to the Mineral Resources Law of China became effective. Among other things, the amended law deals with foreign ownership of Chinese mines and mineral rights, and allows, under some circumstances, the transfer of exploration rights and mining rights. Pursuant to this law, regulations are being drafted which are expected to set out in more detail provisions related to foreign investment and development of Chinese mines. These regulations are expected to be promulgated in 1997.

     Under existing laws, in order to form a mining joint venture, foreign companies must complete three levels of agreements which are subject to approval by various government authorities depending upon the scale of the proposed investment and the mineral commodities involved in the project. Larger projects are submitted to Provincial or Central government authorities and smaller projects are submitted to Local government authorities.

     In general, the first level of agreement is a Letter of Intent or a Memorandum of Understanding, which sets forth broad areas of "mutual co-operation". The second level of agreement is a more detailed Co-operation Agreement which outlines the essential terms of the joint venture which ultimately will be formed. The third level of agreement is a Joint Venture Contract which sets out the entire agreement among the parties and contemplates the establishment of a "Chinese Legal Person", a separate legal entity.

     Before a joint venture can be created, an assessment or feasibility study of the proposed joint venture must be prepared and approved by the State Planning Commission (the "SPC"). Therefore, upon completing a Co-operation Agreement, the parties prepare a feasibility study of the proposed joint venture and submit this feasibility study along with the Co-operation Agreement to the SPC for what may be described as an approval in principle, the granting of which depends upon whether the proposed project broadly conforms to the economic policy issued by the government and any prescribed regulations. As part of this approval process, the SPC consults with the Ministry of Geology and Mineral Resources (the "MGMR") and with the government agency directly concerned with the specific mineral commodity; for example, in the case of gold, with the Gold Bureau of the Ministry of Metallurgical Industry.

     Upon receiving this approval in principle, the parties then negotiate and prepare a Joint Venture Contract and then submit it to the Ministry of Foreign Trade and Economic Co-operation ("MOFTEC") which approves the specific terms of all Joint Venture Contracts between Chinese and foreign parties. Within one month after the receipt of a certificate of approval from MOFTEC, a joint venture must register with the State Administration of Industry and Commerce (the "SAIC"). Upon registration of the joint venture, a business license is issued to the joint venture. The joint venture is officially established on the date on which its business license is issued. Following the receipt of its business license, the joint venture applies to MGMR to approve and grant to the joint venture its exploration permits and/or mining licenses. As part of this approval process, the MGMR consults with the military authorities to confirm that no military reserves lie within the areas of interest.

     Governance and Operations

     Governance and operations of a Sino-Foreign Co-operative joint venture enterprise are governed by the China Joint Venture Law and by the parties' joint venture agreement and the Articles of Association of each joint venture entity. Pursuant to relevant Chinese laws, certain major actions of the joint venture entity require unanimous approval by all of the directors present at the meeting called to decide upon actions such as: amendments to the joint venture agreement and the Articles of Association; increase in, or assignment of, the registered capital of the joint venture; a merger of the joint venture with another entity; or the termination and dissolution of the joint venture enterprise.

     Term

     Under the joint venture agreement, the parties will agree to a term of the joint venture enterprise from the date a business license is granted. However, the term may be extended with the unanimous approval of the board of directors of the joint venture entity and the approval of the relevant Chinese governmental entities.

     Employee Matters

     Each joint venture entity is subject to the Chinese-Foreign Co-operative Joint Venture Enterprise Labor Management Regulations. In compliance with these regulations, the management of the joint venture enterprise may hire and discharge employees and make other determinations with respect to wages, welfare, insurance and discipline of its employees.

     Generally, in the joint venture agreement, the standard of salary, social welfare insurance and travelling expenses of senior management will be determined by the board of directors of the joint venture entity. In addition, the joint venture will establish a special fund for enterprise development, employee welfare and incentive fund, and a general reserve. The amount of after-tax profits allocated to the special funds is determined at the discretion of the board of directors on an annual basis.

     Distributions

     After provision for a reserve fund, enterprise development fund and employee welfare and incentive fund, and after provision for taxation, the profits of a joint venture enterprise will be available for distribution to the Registrant and the relevant Chinese governmental entity, such distribution to be authorized by the board of directors of the joint venture entity.

     Assignment of Interest

     Under joint venture agreements and the China Joint Venture Law, any assignment of an interest in a joint venture entity must be approved by the relevant governmental authorities. The China Joint Venture Law also provides for pre-emptive rights and consent of the other party for proposed assignments by one party to a third party.

     Liquidation

     Under the China Joint Venture Law and joint venture agreements, the joint venture entity may be liquidated in certain limited circumstances including the expiry of its term or any term of extension, inability to continue operations due to severe losses, failure of a party to honor its obligations under the joint venture agreement and Articles of Association in such a manner as to impair the operations of Chinese governmental entitles and force majeure.

     Resolution of Disputes

     In the event of a dispute between the parties, attempts will be made to resolve the dispute through friendly consultation. This is the practice in China and the Registrant believes that its relationship with Chinese governmental entities is such that it will be able to maintain a good working relationship with respect to the operations of its joint venture enterprises. In the absence of a friendly resolution of any dispute, the parties have agreed or will agree that the matter will first be referred to the Foreign Economics and Trade Arbitration Commission of China Council ("FETAC") for the Promotion of International Trade for Arbitration. Awards of FETAC are enforceable in accordance with the laws of China before Chinese courts. Resort to Chinese courts to enforce a joint venture contract or to resolve disputes between the parties over the terms of the contract is permissible. However, the parties may jointly select another internationally recognized arbitration institution to resolve disputes.

     Expropriation

     The Chinese Joint Venture Law also provides that China generally will not nationalize and requisition enterprises with foreign investment. However, in special circumstances where demanded by social public interest, enterprises with foreign investment may be requisitioned by legal procedures, but appropriate compensation will be paid.

ITEM 2.  DESCRIPTION OF PROPERTY.

ACQUISITION OF THE REGISTRANT'S CHINESE PROPERTIES

  The PCR Assignment Agreement

     The Registrant acquired its interests in the Emperor's Delight, Stone Lake, Crystal Valley and Changba-Lijiagou Properties pursuant to the PCR Agreement. See Item 1, ("Pacific Canada Resources Agreement"). PCR is an Ontario, Canada-based private company, controlled by Ken Cai and Donald Hicks, who collectively own 56% of the issued shares of PCR. After completion of the PCR Agreement, Ken Cai and Donald Hicks were appointed to the Registrant's Board of Directors.

     Under the terms of the PCR Agreement, the Registrant acquired 60% of the issued and outstanding shares of Triple Eight Mineral Corporation ("Temco"). At the time of this acquisition, the remaining 40% of the issued shares of Temco were owned by China Clipper Gold Mines Ltd. ("China Clipper"), an Ontario company the shares of which are listed on the Alberta Stock Exchange. On February 27, 1997, the Registrant entered into an agreement with China Clipper wherein its joint venture business with China Clipper was terminated by mutual agreement. The Registrant purchased all of China Clipper's beneficial interest in Temco for $175,000. In so doing, Temco became wholly-owned by the Registrant and, incidental thereto, all co-venture relationships between the parties ended and all of China Clipper's interests and other rights that it may have held in respect to joint venture business were transferred to the Registrant. In addition, pursuant to the PCR Agreement, PCR assigned to the Registrant all of its interests in and to the following agreements:

          1. Letter of Intent Regarding the Development of the Changba-Lijiagou Large Lead-Zinc Deposit, dated June 6, 1995 between PCR, Teck Exploration Ltd. and Baiyin Non-Ferrous Metals Company (the "CBLG Agreement");

          2. Co-operation Agreement regarding certain mineral deposit properties, dated November 24, 1994 between PCR, Patrician Gold Mines Ltd. and the First Geoexploration Bureau of Ministry of Metallurgical Industry, the interests of Patrician Gold Mines Ltd. having subsequently been assigned to China Clipper (the "FGEB Co-operation Agreement");

          3. Joint Venture Contract dated December 25, 1995 between Geoexploration Corporation of the First Geoexploration Bureau ("GEC-FGEB"), a subsidiary of the Ministry of Metallurgical Industry of the government of the PRC, and Temco regarding the exploration and development of the Emperor's Delight Property (the "Emperor's Delight Joint Venture Agreement"); and

          4. Option Agreement dated March 3, 1995 between PCR and Orient Gold Mines Ltd. (the "Temco Option Agreement").

     The PCR Agreement also entitles the Registrant to an exclusive right to acquire from PCR, at cost, all non-Chinese interests in base and precious metal property agreements which PCR may secure in China until March 1, 2000, subject only to certain prior rights held by Teck Corporation and Cominco Ltd. described below under the subheading "Teck-Cominco Investment and Participation Agreements".

     The Registrant's interests in the GEC-FGEB Co-operation Agreement and the Emperor's Delight Joint Venture Agreement are held through the Registrant's subsidiary Temco and are subject to the terms and conditions of the Temco Option Agreement. See "Temco Option Agreement", below.

     In addition to the agreements assigned to it by PCR, the Registrant has acquired interests in mineral properties in China known as the Chapuzi Property, the Tian Shan Properties, the Gala Property and the Xifanping Property pursuant to the following agreements:

          1. Co-operative Agreement between the Registrant and Sichuan Bureau of Geology and Mineral Resources ("MGMR-Sichuan") dated July 7, 1995 and subsequently amended regarding the exploration and development of the Chapuzi Property (the "Chapuzi Agreement");

          2. Co-operative Agreement between the Registrant and Bureau of Geology and Mineral Resources of Xinjiang Uygur Autonomous Region dated May 27, 1996 regarding the exploration and development of the West Tian Shan Properties;

             Letter of Intent between the Registrant and the MGMR-Sichuan dated October 15, 1996 regarding the exploration and development of the Xifanping Property.

             Letter of Intent between the Registrant and the MGMR-Sichuan dated February, 1997 regarding the exploration and development of the Gala Property.

     Further details with respect to the Chapuzi Agreement and the Chapuzi Property are found below under the heading "Chapuzi Property" below. Details with respect to the Tian Shan, Gala and Xifanping Properties are found under the heading "Other Properties of the Registrant" below.

  Teck-Cominco Investment and Participation Agreements

     PCR and the Registrant have separately entered into an Investment and Participation Agreement with Teck Corporation and Cominco Ltd. dated, respectively, February 19 and 20, 1996 (collectively the "TCIP Agreements"). Pursuant to the TCIP Agreements, Teck and Cominco have been granted earn-in rights on the non-Chinese interests in any two Chinese properties identified and secured by PCR or the Registrant subsequent to the dates of the TCIP Agreements (the "TC Earn-In Rights"). In consideration for the grant of the Earn-In Rights to Teck and Cominco, Teck and Cominco each agreed to subscribe for 625,000 units of the Registrant at a price of $0.80 per unit, on a private placement basis, each unit consisting of one common share in the capital of the Registrant and one fifth of one non-transferable share purchase warrant of the Registrant. One whole share purchase warrant entitles the holder to purchase one common share of the Registrant. The share purchase warrants issued to Teck were exercised prior to February 20, 1997. The warrants issued to Cominco are still exercisable, at a price of $1.38 per share, until February 20, 1998.

     The TC Earn-In Rights provide that upon PCR procuring a base or precious metal project, Teck and Cominco shall first determine whether such project is to be governed by the TCIP Agreements. If they determine that it is to be so governed, the project shall automatically be transferred by PCR to the Registrant at cost and Teck and Cominco shall hold Earn-In Rights in respect to such property. If Teck and Cominco determine that the project is not to be governed by the TCIP Agreements, the Registrant shall thereafter have the right to elect whether or not to have the project assigned to it at cost.

     If Teck and Cominco determine that a base or precious metal project is to be governed by the TCIP Agreements, their Earn-In Rights shall be exercisable in one of two ways, depending on whether the project is determined to be a "development property" or an "exploration property" under the TCIP Agreements, which determination is made solely by Teck and Cominco. If determined to be a development property, Teck and Cominco shall have the right to acquire 70% of the non-Chinese interest in such property and to become the operator of the project by completing, at their sole cost, any further project work and the final feasibility report on the project. Teck and Cominco must then arrange for 70% of the costs required to be provided by the non-Chinese parties to place the property into commercial production. Upon completion of all of the foregoing, Teck and Cominco shall be deemed to have exercised their Earn-In Rights in respect to the development project.

     If a project is determined to be an exploration property, Teck and Cominco shall have the right to acquire 51% of the non-Chinese interest in such exploration property and to become the operator of programs on the property. To earn this 51% interest, Teck and Cominco must fund the final feasibility study on the project and arrange for all financing required to be provided by the non-Chinese parties to place the property into commercial production. Upon completion of all of the foregoing, Teck and Cominco shall be deemed to have exercised their Earn-In Rights in respect to the exploration project.

     Each property for which Teck or Cominco have exercised an Earn-In Right shall be governed by its own separate joint venture agreement which will include a provision that if the Registrant's interest is diluted to 10% or less, such interest will be converted to a 1% net smelter return royalty.

     After Teck and Cominco have exercised their Earn-In Rights in an aggregate of two projects procured by PCR or the Registrant, Teck and Cominco shall have further preferential rights of purchase in respect to further properties identified by PCR or the Registrant for a period of three years after the exercise of their Earn-In Rights. These preferential rights of purchase will apply only in circumstances where PCR or the Registrant, if the Registrant has elected to acquire a project identified by PCR, intend to offer an interest to third parties or have received an offer to purchase, earn or acquire an interest in such properties from third parties.

     The rights of Teck and Cominco under the TCIP Agreements shall only apply to projects secured by PCR or the Registrant on or before March 1, 2004.

  Temco Option Agreement

     Pursuant to the Temco Option Agreement, PCR granted China Clipper's predecessor, Orient Gold Mines Ltd., an option to earn a 40% equity interest in Temco by expending $500,000 on the Chinese mineral properties which are the subject matter of the GEC-FGEB Co-operation Agreement. China Clipper completed its earn-in obligation and held 40% of the issued shares of Temco prior to these shares being purchased by the Registrant in February of 1997.

     The terms of the Temco Option Agreement provided that in order to maintain its 60% interest, the Registrant had the obligation to fund 40% of further expenditures on the mineral properties underlying the GEC-FGEB Co-operation Agreement until a total of $8,000,000 had been spent by the parties (excluding the initial $500,000 expended by China Clipper). In order to maintain its 40% interest, China Clipper had the obligation to fund 60% of further expenditures until $8,000,000 in total has been spent. The GEC-FGEB Co-operation Agreement further provides that 20% of such expenses shall be deemed to be credited to the Registrant for the purposes of calculating each party's respective interests in Temco until such time as $8,000,000 in total has been spent. Subsequent to the expenditure of $8,000,000, each party was to contribute based on its pro rata interests in Temco. If either party had diluted down to less than a 20% equity interest in Temco pursuant to a standard dilution formula, such diluted party would have relinquished its remaining equity interest and received as consideration therefor a 12.5% net profits royalty interest and a lump sum of $100,000 also payable from net profits.

     As the initial project being undertaken by Temco involves the Emperor's Delight Property, China Clipper's funding obligations corresponded to the timing of Temco's obligations to fund expenditures under the Emperor's Delight Joint Venture Agreement. Pursuant to this Agreement, as at December 31, 1996, China Clipper had paid U.S.$396,000 to Temco as part of its U.S.$2,640,000 exploration commitment on the Emperor's Delight Property.

     On February 27, 1997, the Registrant entered into an agreement with China Clipper wherein its joint venture business with China Clipper was terminated by mutual agreement. The Registrant purchased all of China Clipper's beneficial interest in Triple Eight Mineral Corporation ("Temco") for $175,000. In so doing, Temco became wholly-owned by the Registrant and, incidental thereto, all co-venture relationships between the Registrant and China Clipper ended and all of China Clipper's interests and other rights that it may have held in respect to joint venture business were transferred to the Registrant.

  GEC-FGEB Co-operation Agreement

     Under the GEC-FGEB Co-operation Agreement, a framework was established for the negotiation of joint venture agreements in respect to each of the Emperor's Delight, Stone Lake and Crystal Valley

Properties. At present, a joint venture agreement has been finalized only in respect to the Emperor's Delight Property which is described in greater detail below under the subheading "Emperor's Delight Property" and which supersedes the GEC-FGEB Co-operation Agreement insofar as it relates to the Emperor's Delight Property. The Registrant is still negotiating the terms of possible joint venture agreements with GEC-FGEB in respect to each of the Stone Lake and Crystal Valley Properties, which negotiations are expected to be concluded in 1997. However, there is no assurance that such joint venture agreements will ever be concluded.

     Pursuant to the terms of the GEC-FGEB Co-operation Agreement, the Registrant has the exclusive right to negotiate joint venture agreements on behalf of Temco with GEC-FGEB in respect to the Stone Lake and Crystal Valley Properties, with such right enduring for so long as the parties continue to negotiate in good faith. Such joint venture agreements will require GEC-FGEB to contribute to the joint ventures the exploration interests in the properties and the required exploration and development permits, as well as all technical data available to GEC-FGEB in respect to such mineral properties. Temco is required to contribute certain technology as well as capital for the further exploration and development of the subject properties. The joint venture agreements will entitle Temco to earn no less than a 55% undivided interest in any joint venture involving a gold property and a 60% undivided interest in any joint venture involving a base metals property.

     The extent of the capital contributions required to be made by Temco under the to-be-negotiated new joint venture agreements will be a function of: (i) the total amount of capital expended by GEC-FGEB, other levels of Chinese government and other Chinese legal entities (the "Chinese Entities") on the subject properties prior to the date of finalization of a joint venture agreement; and,
(ii) the percentage interest in the joint venture which Temco may earn. For example, if the Chinese Entities have expended the equivalent of U.S.$400,000 and if Temco is granted the right to earn a 60% interest in the joint venture, then the amount required to be expended by Temco in order to earn the 60% interest will be U.S.$600,000. After Temco has earned its initial equity interest in the joint venture, each party to the joint venture will be required to contribute additional capital based on their respective pro rata interests, with standard dilution provisions applicable to non-contributing parties.

INDEPENDENT CONSULTANTS' REPORTS

     The Emperor's Delight, Stone Lake and Crystal Valley Properties are the subject matter of a geological report prepared by A.C.A. Howe International Limited ("A.C.A. Howe") entitled, "Evaluation Report on the Crystal Valley, Stone Lake and Emperor's Delight Gold Projects, Hebei Province, The People's Republic of China" dated March 13, 1995 and as updated by two reports, also prepared by A.C.A. Howe, entitled "Valuation of the Emperor's Delight Joint Venture Property, Hebei Province, The People's Republic of China", dated November 15, 1995 and "Update of Work Performed on the Emperor's Delight, Crystal Valley and Stone Lake Properties" dated December 9, 1996 (collectively the "A.C.A. Howe Report"). The descriptions which follow in this section concerning these properties have been prepared on the authority of A.C.A. Howe International Limited and, in some cases, are extracts from the A.C.A. Howe Report.

     The Chapuzi Property is the subject of an independent consultant's report titled "Chapuzi Gold Occurrence Report for Minco Mining and Metals Corporation" prepared by H.A. Simons Ltd. of Calgary, Alberta dated December, 1996 (the "H.A. Simons Report"). The descriptions that follow are based primarily on these reports and on observations made during a site visit made to the property in July of 1995 by management of the Registrant. The description which follows in this Item 2 concerning the Chapuzi Property has been prepared on the authority of H.A. Simons Ltd. and, in some cases, are extracts from the H.A. Simons Report.

     The Changba-Lijiagou Property is the subject matter of two reports prepared by H.A. Simons Ltd. entitled "Technical Site Visit to Smelters and Mine Facilities of Baiyin Non-Ferrous Metals Corporation, Ganzu Province, People's Republic of China" dated December, 1995 and "Proposed Development Strategy for the Changba Lijiagou Underground Mine" dated December 9, 1996 (collectively, the "CBLG Technical Reports"). The description which follows in this Item 2 concerning the Changba-Lijiagou Property has been prepared using information from the CBLG Technical Reports.

     Much of the information contained in the Consultants' Reports is based on information provided by Chinese governmental officials, geologists and mining engineers. Accordingly, the reliability of geological and mineral information regarding the properties, the costs of labor, operation and construction provided by Chinese government officials, geologists and mining engineers cannot be assured.

CHINA'S RESOURCE CLASSIFICATION SYSTEM OF ORE RESERVES

     The following definitions of Chinese reserve and resource categories are largely extracted from the 1995 "Evaluation Report On The Crystal Valley, Stone Lake and Emperor's Delight Gold Projects, Hebei Province, The People's Republic Of China" by Dr. Wayne Ewert of A.C.A. Howe International Limited.

     In China, producible reserves are divided into A, B, C, and D categories based on the level of geological certainty.

     The "A" reserve category represents the highest level of reserve and is based on the following factors which act as the foundation for mine design:

     - the shape and occurrence of the mineralized bodies have been accurately defined to the highest level of certainty;

     - structural elements such as faults, folds and fracture zones that affect mining have been accurately defined by extensive underground exploration;

     - the lithologic character, occurrence and distribution of waste rock has been totally ascertained; and

     - the varying industrial types and grades of the mineralization within the deposit have been totally ascertained.

     The "B" category reserves have a high degree of certainty and can be used as the basis for mine design. Such reserves usually define the shallow portions of a deposit (i.e. the first mining blocks). The requirements for these reserves are:

     - the shape of the occurrence of the mineralization has been defined in great detail;

     - structural elements such as faults, folds and fracture zones that affect mining have been basically defined, usually by detailed underground exploration; and

     - within the deposit the different industrial types and grades of the reserves have been defined in detail.

     The "A" and "B" reserve categories in China's classification scheme have complete and detailed geologic certainty and correspond to the measured reserves in Canada which also have detailed geologic certainty defined by detailed sampling and measurement on a closely spaced basis. These reserves in both countries have the highest degree of certainty and are usually based on detailed underground work.

     A "C" category reserve may also be used as the basis for mine design. Such reserves are required to have the following attributes:

     - the shape and occurrence of the deposit has been basically defined;

     - the character and occurrence of structural elements that affect the mineralization have been basically defined by suitable underground exploration;

     - the lithologic character, occurrence and the distribution of the stratigraphic and igneous strata that inhibit the development of the ore are generally known and understood; and

     - within the ore bodies, the different industrial types and grades of ores have been basically ascertained.

     "C" category reserves in China roughly correspond to the "Indicated" reserve category in Canada. In China's classification system, "C" category reserves while having a basic geologic certainty that is lower than "A" and "B" category reserves, are highly reliable, detailed in nature and are based on closely spaced measurements usually collected from data points gathered on several underground levels.

     The "D" level reserves are for future exploration and mine development. They are normally controlled by relatively sparse drilling (e.g. 80 meter X 80 meter centers). They may be used for mine design when the "C" category reserves are difficult to calculate because of complexities inherent in the deposit. In such cases the "D" reserves can only be used if:

     - the shape, occurrence and distribution of the deposits have been generally defined;

     - the structural characteristics that affect the deposits have been generally understood; and

     - the industrial type and grade of the deposits have been generally ascertained and understood.

     "D" category reserves in China correspond to the "Inferred" category in Canada. Such reserves are controlled by relatively sparse drilling or estimated by the extension of the "C" category reserves.

     "E" and "F" category resources in China correspond to the hypothetical resource category in Canada. Basically an "E" category resource is defined as an extension of "D" category while an "F" category resource is estimated on the basis of geological data in areas adjacent to known reserves.

     "G" category resource refers to the geological potential of an area without an established mineral resource but has very favorable geological conditions. The would correspond to a speculative resource in Canada.

     Unproducible reserves in China are reserves that do not satisfy the minimum physical and chemical criteria in the code issued by the Ministry of Geology and Mineral Resources but which may be potentially classified as feasible reserves in the future. These reserves include those that are difficult to mine, hard to beneficiate, have complicated hydrology or are small, difficult to access and are widely scattered.

THE CHAPUZI PROPERTY

  Acquisition

     The Chapuzi Property is considered a "Principal Property" of the Registrant as the Registrant intends to expend a material portion of the net proceeds of previous private placements of securities on such property.

     The Registrant acquired its interest in the Chapuzi Agreement pursuant to arms length negotiations with the Sichuan Bureau of the Ministry of Geology and Mineral Resources (the "MGMR-Sichuan") resulting in the Chapuzi Agreement. The Chapuzi Property is the subject of a report prepared by H.A. Simons Ltd. dated December, 1996 (the "H.A. Simons Report").

     Pursuant to the Chapuzi Agreement, the Registrant and MGMR-Sichuan agreed to create a joint venture in respect to the exploration and development of the Chapuzi Property located in Mianning County, Sichuan Province. Under the Chapuzi Agreement, MGMR-Sichuan has designated the Panxi Geological Investigation Institute of Xichang, Sichuan Province ("Panxi"), as its representative in the joint venture. The joint venture shall be conducted through a joint venture corporation to be incorporated pursuant to the Joint Venture Law of China. The original Cooperation Agreement was entered into between the Registrant and MGMR-Sichuan dated July 7, 1995, as amended October 11, 1995 and supplemented by a new Co-operation Agreement dated July 27, 1996.

     As its contribution to the joint venture, the Registrant has agreed to provide all funding required for the exploration and development of the Chapuzi Property. In addition, the Registrant will serve as operator of all exploration and development programs to be conducted by the joint venture. MGMR-Sichuan and Panxi have agreed to transfer all their rights and interests in and to the Chapuzi Property, make available certain exploration and mining equipment as well as local technicians and other necessary personnel, at wages consistent with prevailing local market conditions, provide all necessary geological information and arrange for all necessary regulatory and governmental approvals required for the joint venture.

     Upon expending the sum of Cdn.$5,000,000, the Registrant shall have earned a 51% equity interest in the joint venture corporation. If the Registrant finances the construction of a mine and plant on the Chapuzi Property, its equity interest in the joint venture corporation will, effective on the commencement of commercial production from such mine and plant, be increased to 75%. The Chapuzi Agreement further provides that all funds advanced by the Registrant to the joint venture corporation shall be treated as non-interest bearing loans, to be repaid to the Registrant from profits of the joint venture corporation prior to any annual pro-rata distribution of income to the joint venture partners. Once the loans are paid, profits will be distributed annually based upon the equity shares held in the joint venture corporation.

     The Chapuzi Agreement further provides that if the Registrant advances less than Cdn.$5,000,000 to the joint venture and if a final feasibility report obtained by the Registrant concludes that it is uneconomic to construct a mine and plant on the Chapuzi Property, then the Registrant's equity interest in the joint venture corporation shall be determined as that percentage which is equal to 51% multiplied by a fraction in which the numerator is the amount of funds expended by the Registrant and the denominator is Cdn.$5,000,000. Thereafter, MGMR-Sichuan and Panxi shall have the right to enter into an agreement with any third party to continue exploration and development work on the Chapuzi Property provided that such third party first reimburses the Registrant for all prior expenditures made by the Registrant.

     A title opinion in respect to the Chapuzi Property has not been obtained by the Registrant.

     The following information respecting the Chapuzi Property was derived from the H.A. Simons Report which report relied heavily on a report prepared by the Sichuan Bureau of the Ministry of Geology and Mineral Resources dated April 3, 1995 and entitled "Brief Introduction of Chapuzi Gold Deposit, Mianning County, Sichuan Province".

  Location and Description

     The 120 square kilometer Chapuzi Property is located within Mianning County, Sichuan Province, approximately 350 kilometers southwest of Chengdu, the provincial capital. The property is located west of the Yangtze Platform at an elevation of about 3,000 meters in a region of moderate to strong local relief.

     To get to this property one can travel from Beijing to Chengdu and on to Xichang by regular scheduled flights. From Xichang there is a 150 kilometer drive on paved roads to the Mofangou Hydroelectric Power Station at the southern end of the property, approximately a five hour journey. The paved road ends after crossing the Yalong River. To get to the area of the deposits on the property one needs to go by horseback up mountain trails used by the local subsistence level farmers -- a journey of approximately five to six hours. A new 25 Megawatt hydroelectric power station is being constructed approximately 5 kilometers north of the Mofangou Power Station.

  Exploration and Development History

     The Chapuzi gold deposits were first discovered in 1961 after follow-up work on a regional geochemical anomaly was initiated by a division of the MGMR-Sichuan. The MGMR-Sichuan has carried out regional geological mapping and geochemical surveying at a scale of 1:200,000 and more detailed geochemical surveying at a 1:50,000 scale.

     Between 1977 and 1983, more detailed work, including 58,200 cubic meters of trenching, 1,420 meters of underground cross-cutting and 2,770 meters of diamond drilling, has resulted in the delineation of the resources on the property. In addition, during this time some metallurgical testing was performed by the MGMR-Sichuan on the mineralization. The MGMR-Sichuan's conclusions from all their work completed to date is that the known mineralization is amenable to open pit mining methods and to heap leach extraction methods.

     Due to a lack of capital and the fact that the deposit has a relatively low grade (2.68 grams/tonne), no further work was completed by the MGMR-Sichuan on the property since 1983. Some small-scale illegal recovery of gold from development dumps has been carried out intermittently by local farmers.

  Geology, Mineral Deposits and Resources

     Tectonically the Chapuzi Property is located in front of the Muli-Yanyuan nappe zone to the west of the Yangtze Platform. On the property, gold mineralization is hosted by Permian age Chapuzi Formation structurally altered, metasomatized basic volcanic rocks intercalated with volcanic tuffs and dolomitic marbles. The host Chapuzi Formation rocks occupy a zone, approximately two kilometers wide by fifty kilometers long, which forms the core of a north-trending synclinal structure. This north-south structural trend is dominant on the property.

     Small-scale, high-grade gold mining of veins is being carried out in the region by local mining companies. The closest such operation to the Chapuzi deposit is located some 15 kilometers to the south-southeast of the property on the south side of the Yalong River.

     On the Chapuzi Property, two mineralization types are present; (1) gold-bearing, polymetallic sulphide, quartz vein mineralization and (2) disseminated, gold-bearing, pyrite and carbonate mineralization. Within the vein type mineralization minerals are mainly pyrite and limonite with secondary tetrahedrite, galena, sphalerite, chalcopyrite, pyrrhotite and bornite in a gangue of ferroan dolomite and quartz. Within the disseminated pyrite-gold mineralization the only sulphide present is pyrite, commonly showing a pyritohedron form in a quartz/sericite/carbonate altered host rock. This latter type of gold mineralization is by far the most important on the property. The gold occurs as native, fine-grained lamellar and platy grains situated within cracks in the pyrite and limonite crystals or occupying sites between quartz and limonite crystals. Gold grain size range from 0.01 -- 0.02 mm.

     The mineralized lenses that make-up the known resources on the Chapuzi Property appear as lenticular shaped zones, which dip 30 degrees to 50 degrees to the west, that are parallel to the fabric in the host rock. Twenty-nine individual mineralized bodies have been identified to date within a 7.0 kilometer long by 1.2 kilometer wide zone. The length of individual lenses can be vary from several tens of meters to 330 meters and their width can vary from about 2 to 40 meters. Of those mineralized zones that have been investigated at depth the down dip continuity has ranged from 10 to 160 meters.

     The known mineralized zones on the Chapuzi Property are subdivided into seven main blocks from north to south: Sujiaping, Maidigen, Qiankuangbao, Yangliuwan, Baimachang, Jinchuan and Lagushan. The Maidigen block has been systematically explored with 40 meter spaced surface trenching, two underground adits, at the 2,960 meter and 2,920 meter elevations, and fourteen 40 to 80 meter spaced diamond drill holes. The Sujiaping, Yangliuwan and the Baimachang blocks have been covered by 80 meter spaced trenches across the mineralized zone. The Jinchuan and an area south of Lagushan has been trenched at 100 meter intervals. The Qiankuangbao block which covers a gold-bearing, polymetallic vein type lead-zinc deposit in the footwall of the main disseminated gold-pyrite mineralization has been systematically explored by 40 meter spaced trenching and some underground openings.

     Surface trenching has been the main exploration tool used to date. Of the seven blocks the two southern areas, Jinchuan and Lagushan, have been tested along strike by 100 meter spaced trenches. The Sujiaping, Yangliuwan and Baimachang blocks have trenches spaced at 80 meters, while the Maidigen and Qiankuangbao blocks have trenches spaced at 40 meters. Examination of outcrop shows very prominent, continuous channel samples cut approximately 10 cm wide and 5 cm deep into the exposure.

     Fourteen diamond drill holes have been completed for a total of 2,771.9 meters. Ten of the holes are within a 300 meter strike length, on four cross sections, in the most northerly Maidigen block. The holes are on cross-sections spaced approximately 80 meters apart and the holes are drilled between 40 and 80 meters apart.

     The only resource estimate available for the property is one prepared by the Sichuan Bureau of the Ministry of Geology and Mineral Resources. Using a cut-off grade of 1.0 gram gold / tonne the MGMR-Sichuan has calculated resources for each of these blocks as follows:

                                                                            ROCK
                                                                           TONNES
                                                                 GOLD      ------      GRADE
                                                     CLASS      TONNES                AG AU/T
                                                    --------    ------     (X10(6))   -------
    Maidigen......................................   Block-D    1.549      0.688        2.25
                                                           E    0.775      0.344        2.25
    Sujiaping.....................................   Block-E    1.181      0.371        3.18
    Yangliuwan....................................   Block-E    2.053      0.766        2.68
    Baimachang....................................   Block-E    0.789      0.311        2.53
    Jinchuan......................................   Block-E    1.112      0.305        3.64
    Qiankuangbao..................................   Block-E    0.194      0.072        2.68
              TOTAL...............................              7.668      2.857        2.68
                                                                -----      -----        ----

     Class "D" mineralization is best considered equivalent to "probable" in western terminology while class "E" material is best considered equivalent to "possible" resources.

     The Canadian engineering firm of H.A. Simons Ltd. has reviewed the methodology of the resource calculation and has declared, " . . .(the reserves) were calculated using a one gram gold per tonne cut-off, polygonal methods and weighted averages. The techniques used are accepted in the mining industry and the work has been carried out with the reasonable care and skill expected of the engineering profession". H.A. Simons Ltd. did not undertake independent investigations to validate the accuracy of the resource estimate. Because the drill core recovery for the drill holes through the deposit did not meet the required Chinese standards these resource numbers have not yet been approved by the State Reserve Committee.

     Two separate tests were carried out on the mineralization by the Registrant. The first was carried out to test the Chinese chemistry analytical methods used on the Chapuzi samples. One hundred drill core and underground samples which spanned the grade range of the deposit were chosen by the Registrant. Splits from the rejects of the original samples were ground and sent to Vancouver for analyses. These samples were then fire assayed by Acme Analytical Laboratories of Vancouver and the results compared with the original results from the Chinese wet chemical method. The results showed that the two sets of data were largely very similar and showed a very close correlation. Statistics showed that for the underground samples and the drill core samples the difference between the two sets of assays is +5% for the Canadian fire assay method, i.e. the fire assays showed a 5% higher grade than the Chinese wet chemical methods. When only the samples with greater than 0.5 grams gold/tonne are compared, this difference rises to +10%.

     The second test was to try to determine if the mineralization at Chapuzi is heap leachable. This question cannot be definitively answered without performing extensive column leach tests involving large samples of the potential ore mineralization. However, indications of amenability of leaching are possible from bench-scale bottle roll tests. Cominco Engineering Services Ltd. environmental laboratory of Vancouver, at the request of H.A. Simons Ltd. of Vancouver, provided facilities for a series of bottle roll tests on three samples of mineralization from the Chapuzi Deposit. These samples were taken by employees of the Registrant, with an H.A. Simons Ltd. geologist in attendance, from the underground workings in the Maidigen Block of the Chapuzi Deposit during July of 1995. These scoping tests were carried out to determine the viability of various cyanide leach options. The main conclusions from these tests were: (1) the main disseminated gold/pyrite mineralization may be treatable by either a heap leach or by conventional milling, and (2) a sample of vein mineralization shows a different mineralogy but may still be treated conventionally or in a heap leach.

  Proposed Exploration and Development Program

     The Registrant has allocated $700,000 from the proceeds of its private placement financings to conduct the work programs as recommended in the H.A. Simons Report.

     The Registrant believes that the existing reserves would not be sufficient in itself to justify construction of a mine at Chapuzi. Consequently, and before any further work is carried out to firm-up the existing reserve categories on the property, the issuer has initiated field programs to evaluate the potential of the remainder of the property to host gold reserves.

     A Phase I work program to help evaluate the southern 33 square kilometers of the property, centered over the Chapuzi Formation, was begun in September, 1996. Regional geochemical surveys in this area have defined soil anomalies in gold, copper, lead, zinc and arsenic. The Phase I work program consists of the following:

          PHASE I PROGRAM BUDGET:

        Soil Sampling & Analyses
          Grid of 20 m x 200 m and 20 m x 400 m
             Total Samples = 5,400........................................  $ 88,000
        Geological Mapping & Lithogeochemistry
          Spot sampling at geochemical grid spacing on three lines 500
             rock samples and analyses for 10 elements....................    18,000
                                                                            --------
                  Total Phase I Program...................................  $106,000
                                                                            ========

     These surveys are designed to more closely define the anomalies for follow-up investigations in Phase II of the program. The field work comprising the Phase I work program has been completed and the results are being analyzed.

     Phase II work programs will be initiated as soon as practicable after Phase I results are analyzed and if found to be positive. It is anticipated that Phase II would begin during the summer of 1997 and would be completed by the end of 1997.

     The scope of the Phase II work program will depend on the results obtained in Phase I and will likely consist of two stages to be conducted in 1997. The first stage will involve trenching and detailed mapping of any new anomalies generated by Phase I. The second stage will be dependent on the results of the first stage but would likely involve underground investigation by aditing or diamond drilling of any new anomalies. Any diamond drilling generated by this work will be expanded to include a program to upgrade known reserves. It is anticipated that the Phase II program will consist of the following:

        PHASE II PROGRAM BUDGET
        Geological and Metallurgical consulting...........................  $ 50,000
        Trenching program.................................................    57,000
        Geophysics/IP surveys.............................................    25,000
        Diamond drilling..................................................   350,000
        Aditing/Underground investigation.................................   150,000
        Travel, accommodation, field equipment and transport
          and report preparation..........................................    30,000
        Contingency.......................................................    38,000
                                                                            --------
                  Total Phase II Program..................................  $700,000
                                                                            ========

     To December 31, 1996, the Registrant has spent approximately $288,617 on the investigation and exploration of the Chapuzi Property, as follows:

                                   EXPENDITURES                              AMOUNT
        ------------------------------------------------------------------  --------
        Property Investigation(1).........................................  $135,201
        Geological Consulting.............................................    26,600
        Travel and Accommodation..........................................     7,198
        Miscellaneous.....................................................     5,402
        Geochemical Survey & Assay........................................   114,216
                                                                            --------
                  TOTAL...................................................  $288,617
                                                                            ========

---------------
(1) Expensed in the year ended December 31, 1995.

     The Chapuzi Property does not contain a known body of commercial ore and the Registrant's proposed work program is an exploratory search for ore only.

EMPEROR'S DELIGHT PROPERTY

  Acquisition

     The Emperor's Delight Property is a "Principal Property" of the Registrant as the Registrant intends to expend a material portion of the net proceeds of its 1996 private placements on such property.

     The Registrant acquired its interest in the Emperor's Delight Property pursuant to the PCR Agreement, the terms of which are described under the heading "Acquisition of the Registrant's Chinese Properties" above. Of the 7,280,000 shares issued to PCR by the Registrant pursuant to the PCR Agreement, 2,400,000 shares not subject to escrow restrictions were issued at a deemed value of $0.97 per share on the basis of a valuation of the Emperor's Delight Property by A.C.A. Howe International Limited dated March 14, 1995. The Emperor's Delight Property is the subject matter of a report prepared by Dr. Wayne Ewert of A.C.A. Howe International Limited dated March 13, 1995 and updated pursuant to an addendum dated December 9, 1996.

  Joint Venture Agreement

     The Emperor's Delight Property is the subject matter of the Emperor's Delight Joint Venture Agreement between Temco and Geoexploration Corporation of the First Geoexploration Bureau ("GEC-FGEB"), a subsidiary of the Ministry of Metallurgical Industry. Pursuant to the terms of the Emperor's Delight Joint Venture Agreement, the parties have agreed that the total initial investment and registered capital of the Joint Venture is U.S.$8,000,000. GEC-FGEB has contributed the exploration rights it holds in respect to the Emperor's Delight Property as well as all geological data and research results relating thereto, having a total deemed value of U.S.$3,600,000 (as determined by negotiations between Temco and GEC-FGEB) and representing a 45% interest in the Joint Venture. Temco has agreed to fund expenditures up to U.S.$4,400,000 on or before five years from the date on which the Business License for the Joint Venture was issued in order to earn a 55% interest in the Joint Venture. After the investment of the initial total of U.S.$8,000,000, further expenditures will be made by both parties to the extent of their interests in the Joint Venture. Failure by a party to contribute its pro rata share of expenditures will result in a dilution of such party's interests. If a party's interest in the Joint Venture is diluted to a 10% interest or less, such party's interest shall be converted to a 10% carried interest. At any particular point in time, Temco's beneficial interest will be equal to the 55% multiplied by a fraction in which the numerator is the total expenditures made by Temco to date and the denominator is U.S.$4,400,000. GEC-FGEB's interest at such point in time will be 100% minus Temco's beneficial interest.

     Notwithstanding that Temco's beneficial interest will not fully vest until it has funded expenditures totalling U.S.$4,400,000 and provided that Temco contributes expenditures in a timely fashion under the Agreement, Temco has and shall continue to have a 55% voting interest in the Joint Venture.

     Temco has the right at any time to cap its contributions to the Joint Venture by written election to GEC-FGEB. On the effective date of the election to cap contributions, the beneficial interest of Temco shall be frozen at the level calculated at the completion of the last work program towards which Temco has completed its contribution. The voting interest of Temco in the Joint Venture shall also be reduced to the percentage level at which its beneficial interest has been capped. However, Temco's interest shall be subject to dilution if it fails to contribute its share of expenditures after the effective date of its election to cap contributions. In addition, an election by Temco to cap its contributions will not relieve Temco from liability for its share of expenditures required pursuant to a previously approved work program or budget.

     The Emperor's Delight Joint Venture Agreement also provides Temco with a right of first refusal with respect to any proposed disposition by GEC-FGEB of the Wenjiagou Mine which is located adjacent to the Emperor's Delight Property.

     Pursuant to the Emperor's Delight Joint Venture Agreement, Temco and GEC-FGEB have created a co-operative joint venture as a separate legal entity, operating under Chinese law, the English name of which is Chengde Huajia Mining Industry Co., Ltd. ("Huajia"). The Board of Directors of Huajia, comprised of four representatives of Temco and three representatives of GEC-FGEB, is responsible for establishing and implementing policies and for approving programs and budgets for the Joint Venture. Huajia has opened an office in Chengde City to conduct the exploration program on the Emperor's Delight Property. A resident manager and experienced exploration staff have been seconded from GEC-FGEB to run the programs under the supervision of Colin McAleenan, the Registrant's Vice President, Exploration. Funds advanced to Huajia by Temco are advanced into an investment account maintained by Huajia, the authorized signatures on such account being the Registrant's President, Ken Cai, and a representative of GEC-FGEB, signing together. Funds from the investment account are transferred as required and approved by the Board of Directors of Huajia from time to time into an operator's account to fund ongoing work on the Emperor's Delight Project. The term of the Emperor's Delight Agreement is thirty (30) years and may be extended.

     A title opinion in respect to the Emperor's Delight Property has not been obtained by the Registrant.

  Location and Description

     The Emperor's Delight Property covers a 120 square kilometer area located about 130 kilometers northeast of Beijing in north Chengde region, Hebei Province. The property, which is easily accessible by road and is approximately 30 kilometers from a railhead, is adjacent to two gold-silver-polymetallic mines. These two properties together contain reserves of 195 tonnes silver metal (6.269 million ounces) and 8.3 tonnes gold metal (over 266,000 troy ounces). Their average grades are 200 grams silver/tonne and 7.0 grams gold/tonne. The Emperor's Delight Property covers strike extensions of the main structures hosting these deposits. The main targets on the property are Archean lode gold deposits or porphyry related gold deposits.

     The Emperor's Delight Property lies along the northern margin of the Deep Fault Zone ("DFZ"), a prominent geologic feature of northeast China, and covers approximately 25 kilometers of strike length of a fracture system extending from the village of Wenjiagou in the west to the mining camp of Dong Shan in the east. The principal bedrock of the area consists of a succession of metamorphic rocks of Archean age which predominate in the northern portion of the property and hosts gold mineralization which is thought to predate later-stage volcanic activity. Volcanic rocks, which are much later in age and lie to the south, host silver-bearing, base metal mineralization found in veins. The Wenjiagou gold deposit to the west and the Guzhigou base metal deposit to the northeast of the property occur adjacent to the Emperors' Delight Property and are excellent examples of two different styles of mineralization. Both of these deposits are currently being mined but are not included in the Emperor's Delight Property.

  Exploration and Development History

     During the Japanese occupation of this part of China during the late 1930's and early 1940's, several lead-zinc veins with high-grade silver values were mined within the eastern part of the Emperor's Delight Property. Numerous pits, adits and drifts were developed on many of the more substantive, but narrow, high-grade veins which are common in the central and eastern part of the property. These mineralized veins, although generally narrow, persist in strike length. Widths commonly vary from 0.5 to 3 meters while strike lengths range from 0.5 to 2 kilometers. The ore recovered from previous operations is reported to have been high-grade with values typically in the range of 30-50% lead and 5,000 to 10,000 grams silver/tonne. The GEC-FGEB investigated many of these veins during the 1994 and 1995 field seasons and report silver assays in the range from nil to 17,250 grams silver/tonne and gold values of about 5 grams/tonne. A site visit by A.C.A. Howe was made during a most recent field trip to several of these old workings, as well as to recently discovered parallel veins currently being worked by local independent miners. At all the sites, the high-grade nature was confirmed by observation. Samples were collected at these sites and sent to XRAL Laboratories, a Division of SGS Canada, Inc. The assay values for grab samples, which are summarized in Table
1.1 below, ranged up to 9,910 grams silver/tonne, 0.9 grams gold/tonne, 8.85% lead, 20.0% zinc and 0.25% copper. The best values were obtained from Vein #1a. A sample of the sulphide ore from a typical high-grade vein returned values of 749 g silver/tonne, 0.7 grams gold/tonne, 5.92% lead, 23.0% zinc and 0.23% copper over a width of 1.0 meter.

                                                                                            Au
SAMPLE         LOCATION        INTERVAL              DESCRIPTION               Ag g/t       ppb        Pb%        Zn%        Cu%
------     -----------------   ---------   --------------------------------   --------    -------    -------    -------    -------
28198      Area I-1, TC-6        0.5m      High grade sample in trench           264.0        119       0.42       0.42       0.03
                                 chip      across vein #5. 10-15% py, 3-5%
                                           galena, <1% sph
28919      Area I-1, TC-6        1.0m      Low grade material (alteration          3.4         11      <0.01      <0.01      <0.01
                                 chip      zone 1-2% py) from the middle of
                                           the 10 m interval between Veins
                                           #5 and #2
28920      Area I-1, TC-6        1.0m      Sample of alteration zone              <3.0          1       0.01       0.03      <0.01
                                 chip      immediately north of sample
                                           #28919. 1-2% py
28921      Area I-1, TC-6        1.0m      Channel sample across vein #2          27.2         24       0.16       0.44       0.05
                                 chip      containing 2-3% py, tr galena
                                           and 1% sph.
28922      Area I-1, TC-6        Grab      Select sample of sulphide rich         10.4         33       0.06       0.19       0.05
                                           material (5-10% py) from vein #2
28923      Area I-1, TC-6        0.5m      Sample across a small relatively       <3.0       <1.0      <0.01      <0.01       0.04
                                 chip      unaltered vein 150 m south of
                                           vein #5 (sample 28918)
                                           containing 5-8% py
28924      Vein #19              2.0m      Highly weathered vein material          8.3       <1.0      <0.01       0.02      <0.01
                                 chip      from trench across portion of
                                           vein #19 reportedly anomalous in
                                           gold
28925      Vein #19              2.0m      Fairly fresh material exposed in       11.3         76       0.17       0.05      <0.01
                                 chip      trench across vein #19
                                           containing 1-3% sulphides (py)
                                           3.0 m NW of 28924
28926      Area I Vein #1a       Grab      High grade material from ore        9,910.0        906       8.85       20.0       0.25
                                           pile in local farmers yard being
                                           shipped to mill from vein #1a
                                           near adit YM4. Semi- massive py,
                                           sph, galena
28927      Area I Vein #1        0.5m      High grade vein material (highly      300.0         41       0.71       2.01       0.08
                                 chip      weathered semi-massive
                                           sulphides) at top of entrance to
                                           adit YM 4
28928      Area I Vein #1a       1.0m      High grade sulphides from newly       749.0        711       5.92       23.0       0.23
                                 chip      discovered vein being mined by
                                           farmers 20 m SE of vein #1 (adit
                                           YM4)
28929      Area I Vein #1        0.5m      Semi-massive sulphides from vein    2,880.0      1,100       5.78       22.8       0.24
                                 chip      #1 exposed 10 m above entrance
                                           to adit YM 4
28930      Area I Vein #3        0.25m     Highly weathered and friable           61.2         28       0.21       0.62      <0.01
                                 chip      sulphide vein material (10-15%
                                           galena, py, sph) from entrance
                                           to adit YM1
28931      Area I Vein #3        Grab      Select sample of waste dump         7,320.0        466       13.2       17.2       0.16
                                           material (15-20% galena, py)
                                           from previous high-grade mining
                                           of Vein #3

     Gold was first discovered on the Emperor's Delight Property in 1989 as a result of the follow-up of a regional stream sediment geochemical survey. A number of geochemical anomalies outlined by this survey were the basis for originally establishing the Emperor's Delight Property. To date, over 30 gold occurrences, hosted within altered and highly fractured zones, have been found on the property.

     The general trend of the mineralized zone can be traced for about 40 kilometers. A mineral zonation is clearly defined with silver tenors being higher in the eastern Guzhigou mine region and gold being more predominant in the Wenjiagou HS-141 study area to the west.

     The precious and base metal deposit at Guzhigou is reported to contain 200 tonnes of silver at an average grade of 250 g silver/tonne, and 2 tonnes of gold. It should be noted, however, that the Guzhigou mine does not form part of the Registrant's Emperor's Delight Property. Base metal ores are being extracted at the Guzhigou Mine which is located within a block excluded from the Emperor's Delight Property. This base metal deposit is the largest in the area and is fairly typical of the style of mineralization found in the base metal veins on the Emperor's Delight Property.

     A.C.A. Howe visited the Guzhigou Mine as part of the field examination of the Emperor's Delight Property on September 18, 1994. A representative grab sample of the high-grade sulphide mineralization assayed by XRAL Laboratories of Toronto, Canada, yielded values of 157 oz silver/ton, 0.142 oz gold/ton, 57.5% lead, 0.3% copper, and 0.18% zinc. The mine officials suggest values of around
3.94 grams gold/tonne exist in two drill holes which cut the ore mineralization at around 390 meters. This indicates an increase in gold grades at depth.

     The Guzhigou deposit was developed in 1989 but has yet to reach its planned production rate of 100 tonnes ore/day. The mine workings were flooded at the time of the A.C.A. Howe visit. The surface installations include a mill and related facilities capable of handling the planned 100 tonnes per day production. The mill contains cyanide, flotation and gravity equipment. Head grades are reported to average 180 grams silver/tonne and tailings grade 30 grams silver/tonne. Using standard cyanide flotation and gravity circuits the Guzhigou Mine can produce 160 tonnes of concentrate, grading 3,000 grams silver/tonne, 8 grams gold/tonne and 55% combined lead-zinc, per month as well as 80 tonnes of zinc concentrate. Average metallurgical recoveries are in the order of 93% and the all inclusive operating cost is U.S.$20.50 per tonne. Presently the mine is on stand-by due to a lack of capital needed to re-open it following the flooding.

     The silver and base metal mineralization at the Guzhigou deposit can be traced intermittently along strike for over 15 kilometers on the Emperor's Delight Property and regionally for over 40 kilometers. Although very little exploration has been conducted along strike, there are local pits and trenches along strike to the west which intermittently expose gold, silver and base metal mineralization over widths of several meters. The potential for establishing additional mineralized zones on the Emperor's Delight Property along strike on the Guzhigou mine stratigraphy is considered excellent.

     Most of the recent exploration efforts have been concentrated on the Wenjiagou deposit (HS-141 detailed study area) located adjacent to the west end of the Emperor's Delight Property. At present the Wenjiagou deposit is being mined under terms of a mining permit issued to the local municipal government which is mining but performing only a limited amount of development work. Reserves reported down to the 300 meter level are 45 tonnes silver, 6.3 tonnes gold, and 24,000 tonnes zinc. While the actual Wenjiagou Mine (mining permit area) is not included as part of the Emperor's Delight joint venture property, the strike projections of the mineralized zones into the Emperor's Delight Property represent important exploration targets.

     The 10 square kilometer detailed study area known as HS-141 (covering the Wenjiagou deposit) is situated adjacent to the west end of the Emperor's Delight Property where it straddles a NW-SE trending gold fracture zone with minor base metal mineralization. This structure is divided into northwest and southeast sections by a late north-south fault. To date, all of the detailed exploration work on the Emperor's Delight Property has been conducted on the northwest side of the fault. Limited on-going work on the southeast section of the fracture zone continues to meet with encouragement. During the 1994 site visit by A.C.A. Howe, both the surface expression and underground exposure of the northwest, or No. 1, mineralized section on HS-141 were investigated. On surface the mineralized zone consists of a well developed, 2 to 8 meter wide, 20 meter deep oxide cap which is currently being mined and processed by heap leach. The sulphide zone is exposed on surface for 230 meters but on the 330 m level the length increases to over 560 meters. The mineralization is hosted by altered felsic tuffs and breccias characterized by locally intense kaolinization, sericitization, silicification, and pyritization.

     The mineralization was examined underground in an exploration drift that follows the strike of the sulphide vein for 150 meters. The vein structures maintain a fairly constant 1.5 to 2 meter width along the entire length exposed in the workings. The somewhat fractured and friable nature of the surface exposures does not appear to be reflected underground at least not in the non-oxidized portions of the ore body where the wall rocks are quite competent, creating a stable mining environment. No samples were collected but it is reported that the recent drifting carries about 5.4 grams gold/tonne over 2.7 meters.

     The characteristics of the mineralization are summarized as follows:

          GOLD ZONES Various zones range in width from 0.72 to 2.43 meters, with the majority being over one meter wide at grades that range from 2.22 to 18.34 grams gold/tonne and that average 7 grams gold/ tonne.

          SILVER ZONES Various zones with widths that vary from 0.60 to 3.4 meters and grades that range from 6.31 to 245 grams silver/tonne and that average 174 grams silver/tonne.

          ZINC ZONES  Widths vary from 0.6 to 14.9 meters at grades ranging from
     1.3 to 3.72% Zn and that average 2% zinc.

     Although no metallurgical work on this mineralization is reported, the visible characteristics are similar to the ore at the Guzhigou Mine. The oxide ore being heap leached is reported to have "excellent metallurgical characteristics".

     The main No. 1 Gold Zone on HS-141 (Wenjiagou area) has been explored for only a small portion of its 1,500 meter strike length. Evidence from cross-sections suggests that the gold grade increases with depth. The strike extension and to some extent the down dip potential of this zone remains untested. While the ore reserves reported above are not within the Emperor's Delight Property the strike extensions of the zones do fall within the property so there is excellent potential to develop reserves of a similar tenor.

     A felsic porphyry dike, 3 to 15 meters wide referred to as Vein #19 strikes north-south immediately south of the Wenjiagou Mine (HS-141 area). Prospecting and geological surveying during the 1994-95 field season successfully identified several areas of silver and gold mineralization along the 1,500 meter strike length of this dike. A mineralized zone was exposed by trenching along the contact of the porphyry dike and the surrounding sulphide-bearing alteration zone. Assay values of 305 grams silver/tonne and 0.6 grams gold/tonne over 1.0 meter are reported. Two samples of highly friable and weathered altered porphyry containing 3 to 5% pyrite were collected from trench Tc 1900 and assayed by XRAL Laboratories of Toronto. The samples returned values of 11.3 grams silver/tonne,
0.076 g gold/tonne over 2.0 meters and 8.3 grams silver/tonne, nil gold over another 2.0 m interval. The single vertical hole drilled by GEC-FGEB adjacent to trench Tc 1900 failed to intersect a mineralized interval comparable to that exposed in the trench at surface. It would have been preferable to drill an inclined hole directly under the trench in order to test the sub-vertical mineralization, however this was not technically feasible. It is possible that the target horizon was missed by the drill hole. A.C.A. Howe recommends that Vein #19 be further investigated and tested by drilling inclined holes.

     An area of trenching at what is known as the Porphyry Showing, several kilometers along strike to the west of the Guzhigou Mine and mid-way between the mine and HS-141 detailed study area, was examined during the 1994 property visit by A.C.A. Howe. Trenching at the Porphyry Showing exposes a sequence of highly fractured "quartz-eye" sericite schists. The entire sericite schist unit is several hundreds of meters wide and hosts a core sericite-carbonate, sulphide enriched alteration zone that is at least 25 meters wide.

     Sulphide mineralization occurs locally as disseminations and in semi-massive form within irregular veins 10 to 15 cm wide. No primary copper mineralization is visible in specimens of this material although it is stained with malachite. Representative grab samples of both the sericite schist and the sulphides were collected by A.C.A. Howe in 1994 and taken to Canada for assay by XRAL Laboratories of Toronto. Assays from the sulphide-rich mineralization yielded values of 0.029 oz gold/ton and less than 0.1 oz silver/ton while a sample of the sericite schist gave 0.079 oz gold/ton and less than 0.1 oz silver/ton.

     During the 1994 and 1995 field seasons, GEC-FGEB drilled 3 vertical holes immediately north of the Porphyry Showing in order to test the down dip extension of high-grade gold values obtained in trenches. The mineralization, which was interpreted as dipping steeply to the north, was not intersected in any of the holes although sulphides and alteration were encountered. Given the near-vertical dip of the mineralized zone it is possible that the vertical holes missed their target. A.C.A. Howe feels that drill holes angled 60-70 degrees to the south would have tested the zone better. Due to technical and other considerations it was not possible to drill inclined holes and the zone remains untested. Further testing of this showing and the strike projection is warranted and additional work is recommended. It was not possible to view any of the core from these drill holes but 24 select samples of assay reject material from the three holes were obtained and submitted for assay to XRAL Laboratories of Toronto. Samples are from the sulphide-rich alteration zones as well as the unaltered country rock. Results of these assays showed no gold values of interest.

     Virtually no follow-up exploration has been conducted on other vein structures in the area such as the Porphyry Showing, Vein #19, Zone I-1, Zone I-2, Zones II, III, etc. It is noteworthy that these vein structures locally contain wide, mineralized alteration zones that have been ignored in the quest for high-grade ore zones. This observation seems to hold true for the commercially significant deposits such as at the Guzhigou Mine, where the ore is reported to be surrounded by 3-5 meter wide mineralized country rock. The possibility for this and other mineralized structures to be developed as commercially viable lower-grade ore zones over much greater widths presents an excellent exploration opportunity.

  Geology, Mineral Deposits and Reserves

     Regionally, the Chengde area hosts base and precious metal mineralization intimately associated with structural breaks. This region is located on the north edge of the Hubei Cratonic Platform. The zone features regional scale subsidence and is marked by the E-W trending Deep Fault Zone ("DFZ"). The property is located on the south side of the DFZ in an area characterized by extensive E-W faulting and magmatic activity. Archean age metamorphic rocks dominate the north portion of the property and host lode-type Archean gold mineralization. Mesozoic age volcanic rocks dominate the southern portion of the property and act as hosts to secondary, structurally controlled, silver enriched polymetallic vein mineralization. The Great Wall Formation, with its overlying sandstone cap, is believed to have acted as an impermeable barrier to rising mineralized fluids along the DFZ. All known deposits in the region are associated with this formation.

     Gold was first discovered on the property in 1989 as a result of a regional stream sediment survey. A number of geochemical anomalies were outlined by this survey and these formed the basis for establishing the Emperor's Delight Property. To date most of the follow-up exploration work (including 22 diamond drill holes and more than 780 meters of drifting) has concentrated on the detailed study area HS-141 located just off the west end of the property. No follow-up exploration work has been carried out on areas HS-143, HS-142 and HS-151, also defined by extensive gold geochemical anomalies.

     Area HS-141 contains all of the known reserves; i.e. 6.3 tonnes gold, 45 tonnes silver, 24,000 tonnes zinc, classified as "D and E Reserves", in the Wenjiagou Mine area. There is potential to develop reserves similar in tenor to the Wenjiagou deposit along strike in both directions from the mine. Representative grab samples of high-grade sulphide mineralization collected from the Guzhigou Mine, just to the east of the Emperor's Delight Property, yielded values of 157 oz silver/ton, .142 oz gold/ton and 57.5% Pb. The reserve grades at both mines reflect the established regional precious metal zoning pattern of increasing gold/silver ratios to the west. This same precious metal zoning pattern is believed to exist vertically where the Au/Ag ratio increases with depth. Neither the Wenjiagou nor the Guzhigou mines form part of the Emperor's Delight Property but the extensions of their host structures onto the Emperor's Delight Property form excellent exploration targets.

     The Porphyry Showing, located on the Emperor's Delight Property, is found in an area between the Wenjiagou and the Guzhiagou deposits and is characterized by a sequence of highly fractured and carbonate-altered, quartz-eye schists. This altered schist unit (25 meters wide) contains irregular, semi-massive sulphide horizons. The sulphide was sampled and returned values of 0.029 oz gold/ton while the altered schist itself assayed 0.079 oz gold/ton. Some copper oxide staining is present but the rocks have not been analyzed for copper. This showing represents a low-grade gold, bulk tonnage exploration target on the property.

     The Yian Tong Shan area is in the central part of the Emperor's Delight Property and contains at least four vein systems, I-1, I-2, I-3 and I-4, that trend parallel to the DFZ and are characterized by silver, lead, zinc, and gold mineralization. The vein systems extend for strike length of 1.5 kilometers and have an overall widths of up to 400 m. Individual veins range in width from 0.4 to 1 meter and are spaced from 20 to 30 meters apart with veinlet and disseminated sulphides throughout the intervening country rock. The intervening sulphide alteration remains untested and no assay results are available. Much of the area is covered by overburden and the strike continuity of many of the veins has yet to be tested. Based on results obtained during the 1994 field season the vein systems can be characterized as follows.

          VEIN SYSTEM I-1 This system consists of 3 parallel veins with grades in the range of:

                          20 to 47 grams silver/tonne
                          0.7 to 0.9 grams gold/tonne
                               0.3 to 2.08% zinc
                               0.12 to 2.18% lead

          VEIN SYSTEM I-2 This system consists of a number of veins averaging 1 to 6 meters in width along a strike of 700 meters. Grades are in the range of:

                           1 to 19 grams silver/tonne
                                   Trace gold
                               0.01 to 0.31% zinc
                                 to 1.39% lead

          VEIN SYSTEM I-3 This system has a strike length of 300 meters and consists of veins that range from 1 to 5 meters in width. The veins have very low lead, zinc, gold values but are rich in silver with grades commonly between 5 to 61 grams silver/tonne and higher values up to 431 grams silver/tonne.

          VEIN SYSTEM I-4 Veins of this system extend for a strike length of 1,000 meters and contain tungsten and molybdenum mineralization. The veins range in width from 10 to 40 meters and are mineralized mainly with pyrite with occasionally visible molybdenum and tungsten mineralization over widths of 3 to 7 meters. No grades for this mineralization have been established.

     The eastern portion of the Emperor's Delight Property contains a broad zone of mineralization situated south of the main DFZ. Within this secondary structural feature three significant zones of mineralization, I, II, and III, were initially discovered by stream sediment sampling.

Area I Area I is defined by trenching along 1,800 meters of its strike length. Mineralization is confined to a fracture zone ranging between
          0.5 and 1 meter in width. Associated with this fracture is an alteration zone ranging in width from 0.5 to 6.0 meters. Mineralization consists of stringers of sulphides 1 to 3 mm wide within which gold and silver-bearing minerals occur. The frequency with which these fractures occurs is between 6 and 8 per meter of width. Stringers less frequent and less well developed occur in the overlying alterations. The GEC-FGEB collected 23 samples from 12 trenches dug along the 1,800 meter strike length of the zone. Spacing of the trenches was between 80 to 200 meters. This mineralized fracture zone is reported to contain between 16 to 40 grams silver/tonne with little or no gold. Locally, high-grade material grades between 105 and 560 grams silver/tonne.

          Overall, the mineralized zone strikes in a westerly direction and dips 55 to 85 degrees to the north. The alteration of the wallrock consists mainly of silicification and sericitization of the Mesozoic volcanic host rocks. Only one sample was taken of wallrock alteration and it yielded an assay of 9.84 grams gold/tonne and 560 grams silver/tonne. Another sample is reported to have yielded an assay of 95 grams silver/tonne and trace of gold. Further exploration is recommended both on the fracture zone itself and the adjacent wall rock. Complete assay results from the GEC-FGEB sampling are presented in Table 1.2 below.

Area II The mineralized zone in Area II is defined by a series of trenches along 250 meters of strike length. The mineralization can be traced sporadically on surface for over 800 meters. A grab sample of this mineralization yielded 49.5 grams silver/tonne.

Area III Area III is defined by surface trenches for 450 meters along strike. The mineralized zone consists of two parallel veins containing base metal sulphides separated by 2 to 3 meters of faulted wallrock. A third vein (Vein #1a), is reported to have been discovered in the last 24 months and is presently being mined by local independent miners. This vein is situated between 5 and 10 meters south of Vein #1. Samples of this new vein were assayed by GEC-FGEB and contained values of up to 17,250 grams silver/tonne and 5.56 grams gold/tonne. During a recent field visit, samples were collected from both the principal veins as well as this new vein and analyzed by XRAL Laboratories of Toronto, Canada. XRAL reported values of up to 9,910 grams silver/tonne and 1 gram gold/tonne.

        SAMPLE                                          WIDTH (m)     Ag (g/t)     Au (g/t)
        ----------------------------------------------  ---------     --------     --------
                                         VEINS # I AND II
        K 16..........................................     0.3m          16.5         0.0
        K 17..........................................     0.2m          27.5         0.0
        T 7...........................................     0.3m         560.0        9.84
        K 6...........................................    0.35m           4.0         0.0
        K 7...........................................     0.2m           6.0         0.0
        K 1...........................................     0.3m          38.5         0.0
        K 2...........................................     0.2m           9.0         0.0
        K 3...........................................     0.3m           4.0         0.0
        K 4...........................................     0.2m           0.0         5.0
        K 5...........................................     0.3m         220.0         0.0
        K 8...........................................     0.3m           4.0         0.0
        D 8...........................................     0.3m         105.0         0.0
        T 10..........................................     0.2m           4.0         0.0
        T 11..........................................     0.4m           1.5         0.0
        T 12..........................................     0.5m          25.0         0.0
        T 12-2........................................     0.5m          13.5         0.0
        K 9...........................................     0.8m          11.0         0.0
        K 11..........................................     0.2m          42.0         0.0
        K 19..........................................     Grab          95.0         0.0
        K 18..........................................     1.0m         142.0         0.0
        T 6...........................................     0.8m          17.5         0.0

                                            VEIN # III
        D 6...........................................     0.2m         155.0         0.0
        K 20..........................................     0.2m        17,250        5.56
        K 13..........................................     0.5m          87.5         0.0

     The altered wallrock is reported to contain two generations of quartz stringers that may or may not be mineralized. The predominant direction trends parallel to the veins (70 to 80 degrees east of north) while a less well developed set strikes 15 degrees from this direction. So far only the vein systems have been sampled but it has been suggested that the altered wallrock should also be assayed for silver and gold.

     The mineralization observed in the two main veins consists of 0.5 to 2 m wide, semi-massive to massive pyrite, galena and sphalerite. These veins have not been evaluated in detail and results reported are considered only preliminary. Assay results from the GEC-FGEB sampling is presented in Table
1.2 below while Table 1.1 below summarizes the results of sampling done during the trip made by Dr. Wayne Ewert of A.C.A. Howe to the Emperor's Delight Property in 1995.

     Because of the definition of reserves on structures along strike in adjacent areas and the presence of untested gold geochemical anomalies, the Emperor's Delight Property has real potential for new discoveries. In the A.C.A. Howe Report a multi-phase exploration program has been recommended and is described below.

  Proposed Exploration and Development Program

     A multiphased exploration program is proposed to explore the numerous targets on the Emperor's Delight Property. The Registrant plans to carry out programs of exploration largely as recommended in the A.C.A. Howe Report which will be financed by the Registrant.

     As pointed out in the A.C.A. Howe Report the strike extensions of those structures which give rise to the known mineralized bodies adjacent to the property (the Guzhigou and Wenjiagou deposits) are the prime areas of potential to host precious and base metals on the Emperor's Delight Property. Also, as indicated in the A.C.A. Howe Report, the area has only been examined from the perspective of high-grade vein type mineralization by the local explorers. The potential for large, lower-grade deposits has not been examined.

     With these main considerations in mind, the Registrant has targeted two areas for more detailed study; the Qiujiayiang Area and the area east of the Guzhigou Mine.

     Qiujiayiang Area (7 km.(2))

     This area lies east of the Wenjiagou polymetallic mine and is situated between two major faults. There are some geochemical signatures based on widely spaced sampling. The purpose of this phase of work is to collect data in sufficient detail to allow definition of mineralized structures for follow up with diamond drilling and/or adit entry underground cross-cutting. The following work is planned:

     - Six profiles will be measured across the structural strike in the area 320 m apart.

     - Samples of bedrock will be taken at 10 m intervals within each profile. Where geology dictates, sample spacing will be tightened to 2-5 meters.

     - IP surveys will be conducted along each profile.

     - Samples of mercury vapor will be collected along each profile.

     - A soil sampling grid at 100 m x 20 m will be established outside the central area to provide coverage for a total of 7 km.(2) area.

     East Guzhigou (4 km.(2))

     This area contains an extension of the main E-W structure being mined at the Guzhigou Polymetallic Mine. Work planned here is designed primarily to define the structure under the overburden and to test a significant length of it for mineralization.

     - Establish a 100 m x 20 m grid across the main trend.

     - IP survey (100 m x 20 m).

     - Soil geochemical sampling on the same grid.

     All samples collected will be analyzed by atomic absorption methods followed by a full assay method for values exceeding certain minimum values. A follow-up diamond drilling program based on positive results is envisaged.

     The field work relating to these detailed studies on the aforementioned two areas of the Emperor's Delight Property has substantially been completed and the Registrant is currently awaiting analytical results of the samples taken during such field work. An evaluation of the results of the field work program will be completed in 1997 after all analytical results are obtained by the Registrant. If warranted, an attempt to mobilize a follow-up drilling program is anticipated later in 1997.

     To December 31, 1996, on a consolidated basis, the Registrant has spent approximately $451,392 on exploration of the Emperor's Delight Property, as follows:

                                   EXPENDITURES                      AMOUNT
                --------------------------------------------------  --------
                Assaying..........................................    39,847
                Drilling..........................................    79,363
                Trenching.........................................    73,557
                Site Vehicles.....................................    25,968
                Field Office Rent.................................    20,421
                Miscellaneous Equipment...........................    35,239
                Geological Consulting.............................     7,820
                Travel and Accommodation..........................    59,856
                Labor.............................................    55,319
                Project Management................................    10,953
                Engineering.......................................    16,614
                Field-office administration.......................    26,435
                                                                    --------
                          TOTAL...................................  $451,392
                                                                    ========

     The Emperor's Delight Property does not contain a known body of commercial ore and the Registrant's proposed work program is an exploratory search for ore only.

CHANGBA-LIJIAGOU PROPERTY

  Acquisition

     The Changba-Lijiagou Property is a "Principal Property" of the Registrant as the Registrant intends to expend a material portion of the net proceeds of its 1996 private placements on this property.

     Baiyin Non-Ferrous Metals Company ("Baiyin") is the largest subsidiary of the China National Non-ferrous Metals Industry Corporation (CNNC) and last year had revenues exceeding $500 million. Baiyin was seeking foreign partners with capital and expertise to expand production at its mining and smelting operations and, in response to same, the Registrant, through the PCR Agreement, became involved in the Changba-Lijiagou project.

     The Registrant acquired its interest in the Changba-Lijiagou Property pursuant to the PCR Agreement, the terms of which are described under the heading "Acquisition of the Registrant's Chinese Properties" above. The consideration payable to PCR by the Registrant for the Changba-Lijiagou, the Stone Lake and the Crystal Valley Properties consisted primarily of 4,880,000 escrow shares which will only be released upon the Registrant satisfying certain earn-out requirements (see Item 4 -- "Performance Shares or Escrow Securities").

     The Changba-Lijiagou Property is the subject matter of a report prepared by H.A. Simons, Ltd. entitled "Technical Site Visit to Smelters and Mine Facilities of Baiyin Non-Ferrous Metals Corporation, Ganzu Province, People's Republic of China" dated December 9, 1996 (the "Simons Report").

     The original letter of intent which comprised the CBLG Agreement and which was assigned to the Registrant pursuant to the PCR Agreement has been replaced by a Co-operation Agreement dated October 18, 1996 made between the Registrant and Baiyin (the "CBLG Co-operation Agreement"). Teck Exploration Ltd. which was a party to the original CBLG Agreement has elected not to become a party to the CBLG Co-operation Agreement and has waived all interest in the property. Cominco Ltd., which also had an interest in the properties, has waived all rights to such interests.

     The CBLG Co-operation Agreement grants the Registrant an exclusive right to acquire a 60% interest from Baiyin in the large Changba-Lijiagou lead-zinc deposits located in Gansu Province, China. Under the CBLG Co-operation Agreement, Baiyin has agreed to prepare a detailed application for approval of a joint venture to the appropriate governmental authorities. After approval of the joint venture, the Registrant will be able to earn a 60% equity interest in the joint venture company by investing a yet-to-be defined amount in the project. The amount will be determined following an independent valuation of the project to be conducted after receiving appropriate governmental approvals to enter into the joint venture agreement. Upon completion of the valuation, the parties will enter into an equity joint venture through a new Chinese limited liability company. The joint venture agreement, once established, will have a term of 30 years.

     A title opinion in respect to the Changba-Lijiagou Property has not been obtained by the Registrant.

  Location and Description

     The Changba-Lijiagou lead-zinc deposits are located approximately 350 kilometers east of Lanzhou, the provincial capital of Gansu Province. This region has temperate climate. The area attains elevations of approximately 2,000 meters with local relief of between 800 to 1,000 meters. The hills are vegetated and terraced and the valleys are fertile.

     Infrastructure is generally well developed in the region. Power is made available to the Changba mill site from the national power grid. Water supply is plentiful. The town of Changba existed prior to the mine but has been enlarged to accommodate the 800 employees and their families. Services supported by the mine include schools and a hospital.

     The deposits consist of a series of moderately to steeply dipping massive and semi-massive sulphide lenses contained within a Devonian age sequence of metamorphosed carbonate and clastic rocks. The primary sulphide minerals are pyrite, sphalerite and galena.

     The open pit Changba Mine is located two kilometers south of the concentrator facilities. A two kilometer haulage tunnel is used to transport the ore to the concentrator from the pit. The Lijiagou deposits are located less than two kilometers east of the Changba pit and under a large waste dump currently planned for Changba. Alternate waste dump locations would be required to make an open pit operation viable for the Lijiagou deposit.

     The concentrator comprises a conventional flotation circuit producing selective lead and zinc concentrates from the treatment of the Changba ore. The present capacity is being expanded to handle 3,500 tonnes of ore per day. The ore is comprised of 1,000 tpd of Changba Type 2 sulphides, 1,000 tpd of Changba Type 1 sulphides and 1,500 tonnes of Changba Type 1 oxides. The expansion forms part of the planned Phase II expansion and is scheduled to be completed in mid-1997. The mill grinding circuit, however, was designed to handle the anticipated 5,500 tonnes per day to be ultimately generated in a Phase III expansion and will continue to be under-utilized until then.

     Concentrates are transported to a railhead by truck and then on to Baiyin's smelters by rail, a total distance of 400 kilometers from the minesite. Concentrate from the mill is first hauled approximately 138 kilometers to the Tian Shui railway transfer station located a few kilometers east of Tian Shui. This haulage is presently handled by 5 to 8 tonne trucks with a round trip of eight hours. Truck size and axle loading is limited by a number of bridges along the route and the extremely narrow and winding road. Although it is understood that the State is planning to upgrade the road over the next five years, the exact timing of the upgrade is unclear. Also, the rail line, as with other rail lines in China, is at or near capacity and a quota is required from the government to ship product. The transfer station has an annual capacity of 200,000 tonnes of concentrate. Baiyin is planning to construct a new 500,000 tonne annual capacity facility. Ten alternate sites are currently being considered.

     In its report, H.A. Simons Ltd. has concluded that open pit mining costs are reasonable in spite of extremely poor equipment utilization and productivities. Also, it has concluded that haulage from Changba to Tian Shui could be constrained by the 8 tonne load limit.

Exploration and Development History

     Baiyin has been operating in the area since its foundation in 1943 when they were exploiting two open pit copper deposits. These open pit copper mines have long since gone underground and reserves are practically exhausted. Attempts to find additional copper reserves in the area have failed and more recently Baiyin has been concentrating on developing the lead-zinc resources of the region.

     Phase I of the Changba project was completed in 1988. The production capacity is being raised to 3,500 tonnes ore per day as part of the Phase II capital expansion program which is expected to be completed by mid-1997. The underground reserves at Lijiagou are not currently in production but form part of the Phase III expansion expected to be in operation early in the next century. A shaft is presently being sunk on the property to access the Lijiagou deposits.

  Geology, Mineral Deposits and Reserves

     The Changba and Lijiagou deposits consist of a series of massive to semi-massive sulphide lenses (of up to 40 meters thickness) contained within a metamorphosed sequence of Devonian age carbonate and clastic rocks. The deposits are considered by some geologists to be "Sedex Type" and by others to be "Mississippi Valley Type". The main sulphides are pyrite, sphalerite, and galena in a gangue of quartz, mica and calcite. Other contained metallic elements are silver, cadmium, gallium, germanium, indium and tellurium.

     Baiyin's estimates, which are considered by H.A. Simons Ltd. to be somewhat in doubt, of the proven reserves for Changba and the probable and possible reserves for Lijiagou as of January, 1995 are grouped under "mineable" as follows:

                     BAIYIN ESTIMATE OF "MINEABLE RESERVES"

                                                   TONNES (MILLIONS)     % Pb     % Zn     CUT-OFF USED
                                                   -----------------     ----     ----     ------------
Changba (Open Pit)...............................         19.5           1.5      9.3           1.2% Zn
                                                                                               +0.7% Pb
Lijiagou (Underground)...........................         13.5           2.1      12.5            4% Zn
                                                          ----           ---      ----
          Total..................................         33.0           1.7      10.6

     Silver occurs with galena in both deposits and averages 15.9 grams/tonne in the Changba and 5.2 to 9.3 grams/tonne at Lijiagou.

     The Lijiagou deposit is essentially the strike extension of the Changba deposit across an off-setting fault structure. Baiyin is developing the Changba-Lijiagou deposits in three distinct phases. Phase 1 is essentially complete and comprises the existing Changba open pit and a 1,000 tonnes per day ("tpd") mill complex. Phase 2 is the expansion of the Changba pit and mill facilities to 3,500 tpd capacity and is planned to be completed by mid-1997. Funding permitting, Phase 3 will be the introduction of mill feed from underground operations on the Lijiagou deposit and expansion of the mill to 5,500 tpd. Phase 3 is planned to go into effect in 1998 and the development work for this phase has just begun with the collaring of a shaft to access the Lijiagou deposits.

     H.A. Simons Ltd. has recently estimated Resources for both deposits as follows:

                              ESTIMATED RESOURCES

                                                  TONNES (MILLIONS)     % Pb     % Zn     CUT-OFF USED
                                                  -----------------     ----     ----     ------------
Changba (Open Pit)..............................         44.4           1.31     6.8          2% Zn+Pb
Lijiagou (Underground)..........................         18.2           1.43     8.14             4%Zn
                                                         ----           ---      ---
          Total.................................         62.6           1.34     7.17

     The resources in both the Changba and Lijiagou deposits are open to depth. The deposits are located on the north limb of a large antiform and near the contact zone between a carbonate unit and an overlying clastic sequence. The sequence that hosts the mineralization can be traced for a strike length of 23 kilometers east of the mine on the north limb of the fold and is also present on the south limb of the fold. Numerous showings occur to the east of the mine and a volcanogenic Cu-Pb-Zn mine is located in a position on the south limb of the fold.

     Approximately 33 million tonnes of resources are indicated within five other producing deposits in the vicinity of Changba. These deposits are; Qing Yang Xia (1.3 million tonnes), Jianergou (3 million tonnes), Deng Jia Shan (13 million tonnes), Bi Jia Shan (4 million tonnes), Laoba (12.5 million tonnes). These deposits are being operated by local governments and do not form a part of the mineral properties covered by the CBLG Co-operation Agreement. Illegal underground mining is being conducted by local farmers on eastward strike extensions of the Lijiagou deposit but none of this mineralization has been drill-tested. Thus, the entire region is prospective for lead and zinc.

  Proposed Exploration and Development Program

     The Registrant has allocated $600,000 from the proceeds of its 1996 private placements to conduct preliminary assessments of the Changba and Lijiagou deposits as recommended in the CBLG Technical Report. These pre-feasibility studies will include evaluation of the accuracy of the current estimated resources as well as the need for, and the extent of, an infill diamond drilling program on the deposits. More detailed recommendations are contained in the report prepared by H.A. Simons Ltd. titled "Proposed Development Strategy for the Lijiagou Underground Mine":

     The recommendations are broken into two groups or phases. The first phase encompasses those activities which should be undertaken to enable the completion of a preliminary economic analysis of the property. All costs are estimates only.

     The second group encompasses those activities which would form the logical "next step" for the investigation of the property, provided the economic analysis is favorable. These activities are not yet costed but could ultimately lead toward a full feasibility study.

PHASE I

Metallurgical....  $120,000
Geology..........  $260,000   (including limited diamond drilling to confirm Baiyin drilling, to provide core for geotechnical core logging, ore body
                              definition and continuity and geological and grade modelling of the deposit)
Mining...........  $ 70,000
Geotechnical.....  $ 40,000
Revenue Study....  $ 10,000
Other............  $ 90,000   (concentrate haulage and infrastructure studies)
                   --------
                   $590,000

     This work is expected to extend over a period of 12-18 months. It is anticipated that the work will commence in the summer of 1997.

     To December 31, 1996, the Registrant has spent approximately $27,965 on the exploration and development of the Changba-Lijiagou Property, as follows:

                                   EXPENDITURES                      AMOUNT
                ---------------------------------------------------  -------
                Geological Consulting..............................  $10,862
                Travel and Accommodation...........................        0
                Labor..............................................        0
                Licenses & Permits.................................        0
                Property Investigation.............................        0
                Assaying...........................................        0
                Engineering........................................   17,103
                                                                     -------
                          TOTAL....................................  $27,962
                                                                     =======

     The Changba-Lijiagou Property is known to contain commercial lead-zinc deposits. The Registrant's work program is designed to assess the accuracy of the current estimated reserves and to identify additional reserves.

STONE LAKE PROPERTY

  Acquisition

     The Stone Lake Property is considered a "Principal Property" of the Registrant as the Registrant intends to expend a material portion of the net proceeds of its 1996 private placements on such property.

     The Registrant acquired its interest in the Stone Lake Property pursuant to the PCR Agreement, the terms of which are described under the heading "Acquisition of the Registrant's Chinese Properties" above. The consideration payable to PCR by the Registrant for the Stone Lake, Changba-Lijiagou and Crystal Valley Properties consisted primarily of 4,880,000 escrow shares which will only be released upon the Registrant satisfying certain earn-out requirements (see "Item 4 -- "Performance Shares or Escrow Securities"). The Stone Lake Property is the subject matter of a report prepared by Dr. Wayne Ewert of A.C.A. Howe International Limited dated March 13, 1995 and updated pursuant to an addendum dated December 9, 1996.

     As discussed under the heading "Emperor's Delight Property" above, the Registrant has certain rights in respect to this property under the GEC-FGEB Co-operation Agreement. This agreement provides Temco with an "exclusive right" to negotiate and enter into a Joint Venture Contract with GEC-FGEB with respect to the Stone Lake Property located in Hebei Province, China (as well as the Emperor's Delight and Crystal Valley prospects) providing for a 55% interest in the project in favor of Temco. Detailed study of this area has just begun pursuant to the GEC-FGEB Co-operation Agreement and the likelihood of finding additional reserves is considered strong. The expenditure requirements on the Stone Lake Property are to be formulated in a Joint Venture Agreement to be negotiated with GEC-FGEB in 1997 (for further details regarding the FGEB Co-operation Agreement see "Emperor's Delight Property"). Although it is currently the unwritten policy of the Chinese government that Chinese entities be given preference to foreign entities in developing high-grade easily mineable ore deposits, such as the Stone Lake deposit it is expected that new regulations to be formulated in early 1997 pursuant to the new Mineral Resources Law of China will remove such restrictions on foreign investment.

     A title opinion in respect to the Stone Lake Property has not been obtained by the Registrant.

  Location and Description

     The Stone Lake Property lies about 320 kilometers south of Beijing in the northwest part of Lingshou county, Hebei Province, and is situated about 96 kilometers northwest of Shijiazhuan city, the capital of Hebei province. Shijiazhuan is a major train station on the Jin-Guan railway and two major roads, the Shijiazhuan-Datong and Shijiazhuan-Fuping highways, pass within several kilometers of the property. Secondary roads off these main highways provide excellent access to the property. The local infrastructure is acceptable.

     The property covers a 120 square kilometer area, consisting of the following three detailed study sections: Shihu, Tolin, and Dahuang Shang.

     The property lies at the central portion of the Taihang mountain chain at an altitude varying from 600 to 995 meters above sea level. The region is characterized by medium to low mountainous terrain and a continental, semi-arid climate. Vegetation is not well developed due to a poor soil cover and widespread exposure of bedrock.

     The property contains state-approved reserves of 22 tonnes of gold (>700,000 oz.) contained in quartz-vein type structures and mineralized felsic dikes related to the emplacement of a felsic intrusive. The reserves, categorized as "C" and "D", have an average grade of 12 grams gold/tonne and have been established from a total of 51,000 meters of diamond drilling, 3,750 meters of underground drifting and 5,200 cubic meters of trenching completed on the property to date. For a discussion of the various Chinese reserve categories, refer to subheading "Chinese Resource Classification System of Ore Reserves" above.

     Regionally, the geology of the area is dominated by the intrusion of four major plutonic complexes. These intrusive rocks are late tectonic features and are relatively undeformed despite being within the most active portions of the DFZ. Each of the competent intrusions has pressure shadow fracture systems and related dike swarms associated with it. Late stage, gold-bearing quartz vein systems are associated with these dike swarms.

     Locally, the project area is located along the southeast margin of the Mapong Intrusive and features an extensive mineralized network of felsic dikes and related auriferous quartz vein systems. Of the 23 gold-bearing quartz veins known on the property only those few falling within three "detailed study areas" have been investigated in any detail.

     The 3.1 square kilometer Shihu study area contains the No. 101 Vein (14.24 tonnes gold) and the No. 116 Vein (8.04 tonnes gold). Average grades for the 101 Vein include 9.45 grams gold/tonne, 24 grams silver/tonne, 2.12% lead and 2.03% zinc. A total of 93% of the gold is recoverable from a flotation and gravity produced concentrate using standard cyanide techniques.

     This deposit has been classified as "Gold-Polymetallic Sulphide" type. The No. 116 Vein (grading 15.76 grams gold/tonne) deposit is higher grade than the No. 101 but is similar in all other respects. Both structures dip at approximately 65 degrees.

     Another study area within the property, Dahuang Shang, is receiving detailed level work at present. Early indications are that this area contains higher-grade veins than the No. 101 Vein.

     The Stone Lake Project displays significant local and regional exploration potential and a multi-phase exploration program has been recommended by A.C.A. Howe in its Evaluation Report dated March 13, 1995.

  Exploration and Development History

     In the early 1980's, the GEC-FGEB conducted a regional geological prospecting and mapping survey over a 35 square kilometer area south of the Mapong intrusive to search for gold-bearing quartz veins.

     From 1981 to 1983 the study was successful in identifying approximately 23 major vein structures including the No. 101 and No. 116 Veins, the two most prospective structures discovered to date. Subsequently, the survey area was expanded and a reconnaissance exploration program was undertaken to document the distribution, size, quality and quantity of all quartz veins within the 120 square kilometer area surrounding the Stone Lake Property. In total, over 242 individual vein structures have been discovered. Only reconnaissance exploration has been conducted on any of these peripheral veins. Virtually all exploration efforts have concentrated on delineating potential ore reserves on the No. 101 and No. 116 Veins. Detailed geological, geophysical and geochemical exploration on these two veins was carried out from 1984 to 1987. Diamond drilling and underground exploration of vein No. 101 and vein No. 116 was conducted intermittently from 1988 to 1993. The proven reserves are 14.24 tonnes of gold, grading 9.45 grams gold/tonne for Vein No. 101, and 8.04 tonnes of gold, grading
15.76 grams gold/tonne for Vein No. 116 (class C and D reserves).

  Geology, Mineral Deposits and Reserves

     The Stone Lake Property is situated within that region of China known as the Fuping Domes. This region is an active tectonic domain characterized by the regional intrusion of four major plutonic complexes into the continental Deep Fault Zone ("DFZ") that runs across the northeastern part of China. These igneous intrusions are late tectonic features and yet remain relatively undeformed despite being situated within the most active portions of the fault zone. Each of these intrusions has acted as a competent buttress and so allowed development of "pressure shadow" fracture systems and related dike swarms. Late stage gold-bearing quartz veins are associated with these dike swarms and these may attain strike lengths of several kilometers.

     The Stone Lake Property is located along the southeast margin of the Mapong Intrusive, the southwestern most of the intrusive complexes, and is underlain by an extensive mineralized network of felsic dikes and related auriferous quartz veins. Less than 15% of the over 240 mineralized veins identified around the south margin of the Mapong Intrusive have been investigated. At present, on the Stone Lake Property only those select few gold-bearing quartz vein zones falling within three "detailed study areas" have been investigated in any detail. In total these three study areas, Dahuang Shang, Tolin and Shihu, comprise less than 5 square kilometers of the 120 square kilometer Stone Lake Property. The
3.1 square kilometer Shihu study area contains the Nos. 116 and 101 Veins which have attracted the bulk of the exploration effort.

     The property contains state-approved dike-vein hosted reserves of over 22 tonnes gold. These reserves have been categorized as "C + D" and have been established from a total of 51,000 meters of diamond drilling, 3,750 meters of underground drifting and 5,200 cubic meters of trenching completed on the property to date. The reserves have an average grade of 12 grams gold/tonne. The reserves accepted by the State Reserve Committee are 14.24 tonnes of gold in material grading 9.45 grams gold/tonne for Vein No. 101, and 8.04 tonnes of gold in material grading 15.76 grams gold/tonne for Vein No. 116.

     Typically, and in a similar manner in which reserves are calculated in North America, the reserves are calculated by first constructing polygons around sample points. A cross sectional area of the mineralized zone for each polygon is computed. The average width is used to derive a volume and this is used together with the specific gravity of the mineralization to derive a tonnage for each polygon. The tonnage and grade of each polygon is carried half the distance to the next cross section where the process of calculating the tonnage and grade is repeated. The weighted average grade (by tonnes) for each polygon is used to derive the average grade of the deposit as a whole.

     Vein No. 101 which is located in the middle of the Shihu study area was investigated as part of the field site visit by A.C.A. Howe. This vein which is the most intensely studied vein on the property was examined both on surface and underground on one of several exploration drifts established at 40 meter elevation intervals. Two ore zones, zone Nos. 2 and 4, are developed on the hanging and footwall contact, respectively of a granodiorite dike and measure about 1.2 to 2.5 meters in width. The host intrusive dike is about 3,200 meters long and 10 to 40 meters wide. Gold-bearing quartz veins of the ore zones, along with silicified, chloritized, and pyritized wall rock generally extends for a few meters outward from the veins. The combined widths of the mineralization and its alteration varies from 3 to 42 meters.

     The No. 4 zone has an overall average grade of 9.45 grams gold/tonne with silver, lead and zinc as recoverable by-products. The reported silver grade of the ore is 24 grams silver/tonne, the lead grade 2.12% and the zinc grade 2.03%. A check assay grab sample taken from an underground ore station was returned to Toronto, Canada and assayed by XRAL Laboratories using standard assay procedures. An assay value of 1.61 oz gold/ton, 4.7 oz silver/ton, 0.15% copper, 3.0% zinc and 1.0% lead was obtained from what appeared to be a typical and representative ore sample.

     The No. 101 Vein "C" and "D" reserves were calculated from sixteen cross sections at 40 meter spacing through the deposit. A minimum average mining width of 1.0 meter and a cut-off grade of 3.0 grams gold/ tonne was used in the calculation of the reserve of 14.24 tonnes of gold. An average grade of 9.45 grams gold/ tonne was obtained from the calculation using these parameters. Assays from detailed sampling from diamond drilling at 40 meter spacing and underground drifting on three levels at 40 meters apart were used for this calculation.

     Similarly, the No. 116 vein has a calculated reserve of 8.04 tonnes of gold at an average grade of 15.76 grams gold/tonne and an average true width of 1.43 meters. This is a blind mineralized body located about 400 meters northeast of Vein No. 101. It contains a smaller tonnage at a higher gold grade than Vein No. 101 and is richer in base metals. In all other aspects it is very similar to vein No. 101.

     The Chinese classify the ore as gold-polymetallic sulphide ore. The ore mineralogy consists mainly of electrum in intergranular and fracture-filling forms. The sulphide-related gold is recovered as a flotation concentrate which is then treated with cyanide. Seventy-seven percent of the gold is recovered in this way with the remainder recovered by gravity techniques. Overall recoveries of around 93% are claimed. By products include lead, zinc and silver.

     The 1.6 square kilometer Dahuang Shang study area is located southwest of the Shihu area. It contains two major veins, No. 302 and No. 330, that are the object of current exploration work. A surface examination of the No. 302 vein was conducted as part of the Stone Lake Property visit by A.C.A. Howe. Vein Nos. 302 and 330 were being exposed by trenching. In addition, the excavation of an adit was underway on Vein No. 302. The examination of dike outcrops shows that they are thicker and laterally more extensive than the intrusive at Shihu. Reported assays from the adit are reported to yield values of 10.29 grams gold/tonne across a width of 0.75 meters and 10.11 grams gold/tonne across a width of 0.90 meters.

  Proposed Exploration and Development Program

     The A.C.A. Howe Report concludes that the Stone Lake Property displays significant local and regional exploration potential and it is recommended that a U.S.$1,550,000 two-phased exploration program be conducted on the property. It is envisioned that this program would be related to the No. 101 and No. 116 Veins of the Shihu detailed study area and the No. 302 and No. 330 Veins of the Dahuang Shang area. Phase I of the program has been designed to confirm the existing reserves and provide a preliminary economic evaluation of the mineralized veins. The Phase I work program also provides for a reconnaissance exploration program designed to test other known veins and evaluate remaining untested targets on the property. The estimated total cost of the Phase I work program is $770,000. The Phase I program will consist of the following:

          PHASE I PROGRAM

          Exploration Program Budget

        Geological consulting...........................................    $ 53,000
        Diamond drilling................................................     336,000
        Travel, accommodation, fees, field equipment and transport,
          report preparation, translation and management fees...........     115,000
        Contingency.....................................................      15,000
                                                                            --------
             Subtotal...................................................    $519,000
                                                                            --------

        Reconnaissance Exploration Program Budget
        Airphoto, landsat imagery and office compilation................      36,000
        Geological consulting...........................................      73,000
        Travel, accommodation, field equipment and transport, report
          preparation and management fees...............................     100,000
        Sampling, assaying and mechanized trenching.....................      21,000
        Contingency.....................................................      21,000
             Subtotal...................................................    $251,000
                                                                            --------
                  Phase I Total.........................................    $770,000
                                                                            ========
                  Registrant's portion..................................    $770,000

     The Registrant anticipates that following the signing of a Co-operation Agreement with the MMI on the Stone Lake Property in 1997, work can commence on the recommended Phase I. This phase of the work is expected to take approximately four months.

     Once the economic attractiveness of the reported reserves is confirmed, the A.C.A. Howe Report recommends a Phase II program consisting of continued drilling and underground exploration to further define and expand the reserves. Phase II also includes a reconnaissance exploration program designed to test the other known veins and evaluate remaining untested targets on the property. The estimated cost of the Phase II work program is U.S.$1,000,000.

     The Registrant has allocated funds for the Phase I program. Funds expended on the Stone Lake Property will be financed by the Registrant as to 100% of the required expenditures. The Registrant will not expend significant funds nor will it allocate further funds to the Stone Lake Property until such time as it has had an opportunity to review and assess the proposed new regulations expected to be passed by the PRC in 1997 dealing with the exploitations of high-grade, easily mineable ore deposits by foreign entities. Previously, foreign entities have been excluded from participating in exploitation of such deposits.

     To December 31, 1996, the Registrant has spent no funds on the acquisition and exploration of the Stone Lake Property.

     Although the Stone Lake Property does contain C and D class reserves, there is no surety that this material may be mined and metals produced therefrom at a profit, therefore the Registrant cannot state that the property contains a known body of commercial ore. The Registrant's proposed work program is a confirmatory and exploratory search only.

CRYSTAL VALLEY PROPERTY

  Acquisition

     The Crystal Valley Property is considered a "Principal Property" of the Registrant as the Registrant intends to expend a material portion of the net proceeds of its 1996 private placements on such property.

     The Registrant acquired its interest in the Crystal Valley Property pursuant to the PCR Agreement, the terms of which are described under the heading "Acquisition of the Registrant's Chinese Properties" above. The consideration payable to PCR by the Registrant for the Crystal Valley, the Changba-Lijiagou and the Stone Lake Properties consisted primarily of 4,880,000 escrow shares which will only be released upon the Registrant satisfying certain earn-out requirements (see Item 4 -- "Performance Shares or Escrow Securities"). The Crystal Valley Property is the subject matter of a report prepared by Dr. Wayne Ewert of A.C.A. Howe International Limited dated March 13, 1995 and updated pursuant to an addendum dated December 9, 1996.

     As discussed under the heading "Emperor's Delight Property" above, PCR has certain rights in respect to this property under the GEC-FGEB Co-operation Agreement. This agreement provides Temco with an "exclusive right" to negotiate and enter into a Joint Venture Contract with GEC-FGEB with respect to the Crystal Valley Property in Hebei Province, China (as well as the Emperor's Delight and Stone Lake prospects) providing for a majority interest in the project in favor of Temco. The Crystal Valley Property area is located in one of China's most prolific gold camps and the potential for adding to the total reserve is considered excellent. The expenditure requirements are to be set forth in a Joint Venture Agreement to be negotiated with the GEC-FGEB in 1997 (for further details regarding the FGEB Co-operation Agreement see "Emperor's Delight Property"). Although it is currently the unwritten policy of the Chinese government that Chinese entities be given preference to foreign entities in developing high-grade easily mineable ore deposits, such as the Crystal Valley deposit, it is expected that new regulations to be passed pursuant to the Mineral Resources Law of China in early 1997 will remove such restrictions on foreign investment.

     A title opinion in respect to the Crystal Valley Property has not been obtained by the Registrant.

  Location and Description

     The Crystal Valley Property consists of a 120 square kilometer area granted to the Ministry of Metallurgical Industry, the Chinese ministry responsible for much of China's gold production, that is located approximately 110 kilometers north of Beijing in Chongli County, Hebei Province. Road access to the property is very good and the local infrastructure such as electricity, water, transportation and labor is adequate.

     The Crystal Valley Property lies in a semi-arid mountainous terrain at an altitude that varies from 1,000 to 1,600 meters above sea level. The Qinshui river which lies 1.5 kilometers east of the property provides the area with a stable, year round water supply. The region has a moderately severe winter season which produces a maximum freezing depth of 2 meters. Agriculture is the predominant form of employment in the region although there is a locally diverse mining and manufacturing base including gold mines, coal mines and large cement plants, which are all operated by local governments.

     The property contains quartz-vein hosted, state approved reserves of 19 tonnes of gold metal. These reserves are based on the 6,000 meters of drifting, 21,000 meters of diamond drilling and the 7,700 cubic meters of trenching completed on the property to date.

  Exploration and Development History

     The Crystal Valley Property is located on the south side of the Deep Fault Zone ("DFZ") referred to above. This fault zone controls the distribution of secondary structures as well as the general stratigraphic orientation in the region. The district has a long history of igneous activity, including the emplacement of large acidic and alkalic plutons during Cretaceous times. Gold mineralization is often associated with these intrusions, making this region one of China's most productive gold camps. Currently stated reserves in excess of 150 tonnes (>4.8 million ounces) of gold are reported by mines within a 60 kilometer radius of the Crystal Valley project. It should be noted that these reserves are those currently approved by the State for known deposits and they do not necessarily reflect the ultimate reserve potential of the region. The Dong Ping Deposits are worked by the largest mines in the area where reserves of 70 tonnes of gold are reported from material having an average grade of 13 grams gold/tonne (0.38 oz gold/ton).

     Early reconnaissance work in this region (1986) consisted mainly of a regional stream sediment surveys. The results of these surveys indicated that gold deposits in this region are closely related to the stream sediment anomalies. The Crystal Valley Property was established as a result of a regional survey in order to investigate one of the larger anomalies. Based on the magnitude of the geochemical anomalies, the area is considered to have excellent potential to host important gold mineralization.

     To date a total of over 20 major veins have been identified on the Crystal Valley property with 10 of these initially selected for further detailed evaluation or "exploration stage" work. To date, this work has concentrated on the No. 2 and No. 3 veins. Most of the 19 tonnes of gold ore reserves reported for the Crystal Valley Property are based on these two veins.

  Geology, Mineral Deposits and Reserves

     Regionally, the area sits on the south side of the Deep Fault Zone mentioned above. The region is one of China's most prolific gold camps with current, state-approved reserves of greater than 150 tonnes of gold being reported by mines within a 60 kilometer radius of Crystal Valley. The largest deposit in the region hosts 2.5 million oz. of gold. The gold reserves are contained predominantly in high-grade, vein type deposits usually associated with Cretaceous age igneous intrusive rocks. The intrusives gained egress to the upper crustal levels along the DFZ.

     On the Crystal Valley Property, current reserves are estimated at 19 tonnes (>600,000 oz.) of gold hosted in quartz-vein type deposits grading 8 grams gold/tonne. The reserves are categorized as "C and D" reserves in the Chinese reserve classification system. The "C" category for this vein type deposit requires drill hole centers at not greater than 40 meter X 40 meter, underground sampling levels at 40 meters apart and the same surface trench spacing. The "D" reserves require a maximum spacing of 80 meters X 80 meters and underground sampling levels at 80 meters apart and surface trenching at the same spacing.

     On the property, the mineralized structures dip at approximately 70 degrees and are persistent features with strike lengths of up to 3,000 meters and have average widths of about 1-3 meters. There have been twenty such structures identified on the property and no reserve definition work has been attempted on eighteen of these. Only the No. 2 Vein and parts of the No. 3 Vein, have been fully explored and, in keeping with traditional Chinese practice, just to a depth of 300 meters. The average grade for the veins is 7 to 8 grams gold/tonne (0.20 to 0.23 oz gold/t) with the eastern veins tending to have a higher average gold content of around 10 grams gold/tonne (0.30 oz gold/t).

     Both the surface exposure and underground drifts on the No. 2 Vein were inspected by A.C.A. Howe as part of the on-site visit to the Crystal Valley Property on September 13, 1994. The vein, which consists of a 1.5 to 2.0 meter wide siliceous, sulphide-bearing shear structure containing higher grade auriferous quartz veins, stringers and veinlets, is exposed in detail by drifting on six levels spaced 40 meters apart. A representative grab sample taken at the -- 40 m level of the more sulphide-rich (25%-30% pyrite) ore with minor quartz stringers was assayed by XRAL Laboratories in Toronto to yield values of 1.03 oz gold/ton and 8.65 oz silver/ ton.

     Six ore bodies have been delineated on the No. 2 Vein. Ore body No. 1, the largest, is 680 meters long, varies in width from 0.5 to 2.3 meters (average
0.86 meters), and has an average grade of 8.35 grams gold/ tonne (0.24 oz gold/ton). Reserves reported on this vein are about 5 tonnes of gold. The mineralized zones contain chalcopyrite, galena, native gold and secondary electrum. Oxidized portions also contain limonite.

     A reconnaissance survey by the Chinese exploration group was carried out on veins No. 1, No. 4, No. 5, No. 8, and No. 10. Veins No. 8 and No. 10 are presently being investigated in detail. The preliminary results of this work indicates that the mineralization is more or less continuous and appears to be of consistent grade over the entire strike length exposed of these veins. Vein No. 8 has a strike length of over 3,000 meters and an average grade of 6.88 grams gold/tonne over 1.83 meter width. Vein No. 10 consists of a 5,000 meter long quartz vein that varies in width from 0.5 to 20.0 meters and has an average grade of 5.63 grams gold/tonne over 1.36 meters. Both veins are in the initial stages of exploration and are considered to display excellent potential for the delineation of reserves although no reserves have been calculated for these structures to date.

  Proposed Exploration and Development Program

     Given the potential of the vein systems on the Crystal Valley Property, A.C.A. Howe recommends that a U.S.$1,525,000 two-phased exploration program be conducted to further test and define reserves on the known zones of mineralization. Phase I of the proposed work program will concentrate on the present reserves both along strike and down dip on the established veins where current reserves have been defined and would initially consist of detailed surface and underground drilling. The estimated cost of the Phase I work program is $735,000 and will consist of the following:

                                 PHASE I PROGRAM
        ------------------------------------------------------------------
        Exploration Program Budget
        Geological consulting.............................................  $ 53,000
        Diamond drilling..................................................   336,000
        Travel, accommodation, fees, field equipment and transport, report
          preparation, translation and management fees....................   115,000
        Contingency.......................................................    14,000
                                                                            --------
             Subtotal.....................................................  $518,000
                                                                            ========

                    RECONNAISSANCE EXPLORATION PROGRAM BUDGET
        ------------------------------------------------------------------
        Airphoto, landsat imagery and office compilation..................    36,000
        Geological consulting.............................................    54,000
        Travel, accommodation, field equipment and transport, report
          preparation and management fees.................................    90,000
        Sampling, assaying and mechanized trenching.......................    21,000
        Contingency.......................................................    16,000
             Subtotal.....................................................  $217,000
                                                                            --------
                  Phase I Total...........................................  $735,000
                                                                            ========
                  Registrant's portion (100%).............................  $735,000

     The Registrant anticipates that following the signing of a Co-operation Agreement with the MMI on the Crystal Valley Property in 1997 work can commence on the recommended Phase I. This phase of the work is expected to take approximately four months. If warranted by the preliminary results, additional underground drilling and development work is recommended by A.C.A. Howe as part of a Phase II work program. Phase II will also include a reconnaissance exploration program designated to test the other known veins and evaluate remaining untested targets on the property. The estimated cost of the Phase II work program is U.S.$1,000,000.

     The Registrant has allocated funds for the Phase I program. Funds expended on the Crystal Valley Property will be financed by the Registrant as to 100% of the required expenditures. The Registrant will not expend significant funds nor will it allocate further funds to the Crystal Valley Property until such time as it has had an opportunity to review and assess the proposed new regulations expected to be passed by the PRC in early 1997 dealing with the exploitations of high grade, easily mineable ore deposits by foreign entities. Previously, foreign entities have been excluded from participating in exploitation of such deposits.

     To December 31, 1996, the Registrant has spent no funds on the acquisition and exploration of the Crystal Valley Property.

     Although the Crystal Valley Property does contain C and D class reserves, there is no surety that this material can be mined and metals produced therefrom at a profit; therefore the Registrant cannot state that the property contains a known body of commercial ore. The Registrant's proposed work program is a confirmatory and exploratory search only.

OTHER PROPERTIES OF THE REGISTRANT

     The following properties are not considered "Principal Properties" of the Registrant as the Registrant does not intend to expend a material portion of the net proceeds of its 1996 private placements on such properties.

  Tian Shan (or "Heavenly Mountains") Properties

     The May 27, 1996 Co-operation Agreement with the Xinjiang Bureau of the Ministry of Geology and Mineral Resources ("MGMR-Xinjiang") gives the Registrant an exclusive right to choose specific areas, from within six property areas covering over 36,000 square kilometers of the Tian Shan, or "Heavenly Mountains", on which to negotiate joint venture agreements.

     Xinjiang Uygur Autonomous Region of Northwestern China is a neighbor to the Central Asian Republics of Kazakhstan, Kyrgyzstan, Tajikistan and Uzbekistan. This area of Asia, and in particular the geologic terrane known as the Tian Shan Orogenic Belt, hosts exceptional mineral deposits such as Muruntau, at 140 million oz. the largest gold deposit in the world outside of South Africa; Kumtor, 13 million oz. gold; Daugystau/Amentaytau, 9 million oz. gold; and Kalmakyr, the giant porphyry copper deposit containing 26 million oz. gold and 13 million tonnes of copper.

     In the Chinese Tian Shan, the six properties cover relatively unexplored, yet highly prospective ground which has the same geologic terrane that hosts the world-class mineral deposits in the neighboring Central Asian Republics. In this region of China, however, very little mineral exploration has taken place.

     To date, The limited work completed by the MGMR-Xinjiang resulted in the 1994 discovery of the Sawayaerdun deposit on which a resource, which is still open at depth and along strike, estimated to contain at least 5 million oz. gold has been defined. For the most part, however, only limited mineral exploration has taken place on the Chinese portion of the Tian Shan and just a few foreign companies, mostly majors such as Barrick Gold Corporation, BHP, and Cameco Inc. have realized the potential of this region and have been aggressively seeking properties.

     The six designated property areas in Tian Shan are defined by the following sets of coordinate points:

                                                                              APPROXIMATE
                       AREA               LATITUDE/LONGITUDE POINTS              SIZE
   AREA NAME          NUMBER                     ON BOUNDARY                    (km(2))
----------------    -----------     -------------------------------------     -----------
Wulansayi                1          N42 DEGREES00'00"/E84 DEGREES45'00"          11,000
                                    N42 DEGREES37'00"/E86 DEGREES00'00"
                                    N42 DEGREES37'00"/E84 DEGREES00'00"
                                    N42 DEGREES00'00"/E86 DEGREES00'00"
                                    N42 DEGREES57'00"/E84 DEGREES41'00"
                                    N42 DEGREES25'00"/E84 DEGREES45'00"

Baluntai                 2          N43 DEGREES00'00"/E86 DEGREES00'00"           2,950
                                    N42 DEGREES40'00"/E86 DEGREES00'00"
                                    N43 DEGREES00'00"/E86 DEGREES30'00"
                                    N42 DEGREES40'00"/E86 DEGREES30'00"
Aikendaban               3          N43 DEGREES37'00"/E84 DEGREES00'00"           9,200
                                    N43 DEGREES00'00"/E84 DEGREES00'00"
                                    N43 DEGREES00'00"/E86 DEGREES00'00"
                                    N43 DEGREES20'00"/E86 DEGREES00'00"

Kushitai                 4          N42 DEGREES19'00"/E81 DEGREES05'00"           6,750
                                    N42 DEGREES36'00"/E82 DEGREES00'00"
                                    N43 DEGREES13'00"/E82 DEGREES45'00"
                                    N42 DEGREES26'00"/E82 DEGREES00'00"
                                    N42 DEGREES41'00"/E82 DEGREES45'00"
                                    N42 DEGREES45'00"/E81 DEGREES05'00"

Muzhate                  5          N42 DEGREES46'00"/Ntl. Boundary with          3,590
                                    Kazakhstan
                                    N42 DEGREES16'00"/Ntl. Boundary with
                                    Kazakhstan
                                    N42 DEGREES46'00"/E81 DEGREES00'00"
                                    N42 DEGREES16'00"/E81 DEGREES00'00"

Yishijilike              6          N42 DEGREES46'00"/Ntl. Boundary with          2,750
                                    Kazakhstan
                                    N42 DEGREES16'00"/Ntl. Boundary with
                                    Kazakhstan
                                    N42 DEGREES46'00"/E81 DEGREES00'00"
                                    N42 DEGREES16'00"/E81 DEGREES00'00"

                                    Approximate total area  =  36,240 Km(2)

     To the best knowledge of the Registrant, the MGMR-Xinjiang is the single largest player in Tian Shan and believes that most of the ground covered by the six properties is under the control of the MGMR-

Xinjiang. The Registrant's agreement with the MGMR-Xinjiang protects these six areas from encroachment by other foreign companies and open ground and existing MGMR-Xinjiang projects within these areas can be the subject of joint ventures with the Registrant after the Registrant has reviewed all available Chinese data, generated its own data and ultimately makes a decision regarding which specific detailed areas are to be applied for at the 1:10,000 scale. Once the Registrant chooses the specific detailed project areas, each constituting blocks of approximately 100 square kilometers area, applications will be filed with the authorities in Xinjiang and with the Central Government in Beijing. Upon approvals, these areas will be fully protected and the Registrant can explore for and develop mineral deposits on the property.

     This co-operation agreement gives the Registrant the exclusive right to negotiate and enter into joint venture contracts wherein the Registrant can earn a 76% equity interest in joint ventures relating to the specific chosen detailed project areas by investing yet-to-be defined amounts in these projects. The amounts will be determined following an independent valuation of the projects to be conducted after receiving appropriate governmental approvals to enter into the joint venture agreements.

     The Registrant has agreed to examine all available data and information with respect to the properties in a timely fashion and confirm to MGMR-Xinjiang its level of interest in the properties. The Registrant has assembled as much data as possible on each of the designated areas covered by the agreement. This data acquisition included: regional scale geochemical data from the MGMR; remote sensing data from Canadian, American and/or Chinese suppliers; and the processing of this data to generate new information on these areas. The Registrant has combined all of the ground information with the satellite remote sensing data to help choose the specific areas for joint venture agreements with the MGMR. The Registrant cannot formulate proposals for field programs until it knows what work has been completed to date. Much of this information will be available after the Registrant signs the next agreements with the MGMR-Xinjiang.

     To date, the Registrant's geologists have extensively reviewed Landsat TM remote sensing satellite data to help define exploration targets. This work has lead to the expedient and cost-effective identification of eleven specific detailed project areas having iron-oxide and clay alteration anomalies; features which are commonly associated with gold mineralization. Most of these alteration zones are coincident with structural features (also visible on the Landsat imagery) and with regional geochemical gold anomalies previously identified by the MGMR-Xinjiang.

     As its contribution in the joint ventures, for a 24% interest, MGMR will contribute its interest in the properties including the exploration permits for the properties, and the data and results which have been collected or created to date on the properties. The Registrant will contribute to the joint ventures certain advanced equipment and technology for mineral exploration, development and production phases. After a feasibility study has been conducted, all capital required will be contributed as to 19% by MGMR-Xinjiang and as to 81% by the Registrant in order to maintain their respective 24% and 76% equity interest in each joint venture. The term of the joint ventures shall continue for a period of thirty years from the date upon which the joint ventures is established.

     The Registrant has paid a "seriousness" bond of U.S.$50,000 to the MGMR-Xinjiang with regard to this agreement. It is understood that the Registrant will be reimbursed this amount once field work begins on any property within the designated areas.

     Until agreements have been advanced to the joint venture status, the Registrant has no immediate plans to carry out extensive work programs on the Tian Shan Properties but has allocated approximately $250,000 from the proceeds of its 1996 private placements for investigative costs.

     A title opinion in respect to the Tian Shan Properties has not been obtained by the Registrant.

     To December 31, 1996, the Registrant has spent and deposited for further expenditures a total of approximately $153,303 for the exploration of the Tian Shan Properties, as follows:

                                   EXPENDITURES                      AMOUNT
                --------------------------------------------------  --------
                Deposit...........................................  $ 68,801
                Remote Sensing....................................    22,528
                Geological Consulting.............................    31,420
                Travel and Accommodation..........................    24,572
                Other Expenditures................................     5,982
                                                                     -------
                          TOTAL...................................  $153,303
                                                                     =======

     The Tian Shan Property does not contain a known body of commercial ore and the Registrant's proposed work program is an exploratory search only.

  Xifanping Property

     In October of 1996, the Registrant entered into a Letter of Intent with the Sichuan Bureau of the Ministry of Geology and Mineral Resources ("MGMR-Sichuan") regarding the Xifanping copper-gold porphyry project in southwest Sichuan Province (the "Xifanping Project"). This Letter of Intent marks the second agreement between the Registrant and MGMR-Sichuan, the first agreement being in respect to the Chapuzi Property.

     The Xifanping Project covers a 50 square kilometer area hosting numerous porphyry systems and is located about 130 kilometers southwest of the city of Zichang in south central China. The property is situated within the same mineralization belt that hosts the Yulong copper porphyry deposit, one of the world's largest undeveloped copper deposits.

     Pursuant to the Letter of Intent, the MGMR-Sichuan will immediately begin a program of detailed geological mapping, soil sampling and induced polarization surveys to cover the entire Xifanping Project area. The Registrant will provide consulting and direction to the programs, which are scheduled for completion in 1997. The Registrant has until August, 1997 to review all data and make a decision regarding further participation in this project. If the Registrant elects to proceed with the project, the Registrant will be granted an exclusive right to the project. The Registrant anticipates that an agreement similar to the Chapuzi property agreement may be reached, whereby the Registrant can earn a 75% interest by placing the property into production.

     The Registrant does not intend to expend a material portion of the proceeds of its 1996 private placements on the Xifanping Project over the next twelve months.

     The Xifanping Property does not contain a known body of commercial ore and the Registrant's proposed work program is an exploratory search only.

  Gala Property

     The Registrant holds first rights of refusal on all Sichuan Province projects owned or generated by the Sichuan Bureau of the Ministry of Geology and Mineral Resources ("MGMR-Sichuan"). Pursuant to these rights, the Registrant has entered into a Letter of Agreement with the MGMR-Sichuan wherein the Registrant has been granted an exclusive option, subject to its completion of an initial technical due diligence study, to enter into a co-operation agreement with the MGMR-Sichuan regarding the acquisition of an interest in the Gala Property. The initial due diligence study is now being performed and the final terms of acquisition should be concluded by mid-1997. The Registrant is also currently reviewing the acquisition of other projects in Sichuan Province.

     The Gala Property includes the Gala Mine, a small gold producer. The mine is located approximately 15 kilometers from the city of Ganzi in Sichuan Province, China, and has been in production since 1993. The Registrant is currently conducting due diligence on this property and the following data has yet to be confirmed. It has been reported to the Registrant, by the MGMR-Sichuan that the Gala Mine contains probable and possible reserves of 645,000 ounces of gold as calculated from 16 diamond drill holes and 2,000 meters of underground exploration to a depth of 100 meters. Current production from this ore-bearing zone which averages 4.46 grams (0.143 ounces) gold per tonne, has an average width of 7.5 meters and may attain widths of up to 26 meters. To date, this zone has only been tested along a strike length of 1340 meters and is open both along strike and down-dip. Since the heap-leachable, oxide ore mineralization extends beyond the 100 meter depth, testing the strike and dip extensions of the ore body would be the immediate focus of an exploration program should the Registrant's due diligence lead to the Registrant entering into a co-operation or joint venture agreement on the property.

     The Gala Property does contain a known body of commercial ore. The Registrant believes that the Gala Property has excellent potential to contain significantly greater reserves than currently stated. On the 550 square kilometer license area, data from trenching and surface sampling shows that there are a number of other zones having good potential for further gold discoveries along a 16 kilometer trend.

     Unless due diligence warrants the Registrant to enter into further co-operation or joint venture agreements on the Gala Property, the Registrant does not intend to expend a material portion of the proceeds of its 1996 private placements on the Gala Property over the next twelve months.

ITEM 3.  LEGAL PROCEEDINGS.

     There are no pending legal proceedings to which the Registrant, or any of its subsidiaries, is a party to, or to which any of their properties is subject.

ITEM 4.  CONTROL OF REGISTRANT.

     As far as known to the Registrant, and except as disclosed herein, the Registrant is not directly or indirectly owned or controlled by another corporation(s) or by any foreign government. As disclosed below, Pacific Canada Resources Inc., a private company controlled by a director and a former director of the Registrant, owns approximately 49.5% of the issued and outstanding shares of the Registrant's common stock.

     The following table sets forth, as of February 28, 1997, information with respect to (i) any person who is known to the Registrant to be the owner of more than 10% of any class of the Registrant's outstanding voting securities and (ii) the total amount of any class of the Registrant's voting securities owned by the officers and directors as a group.

TITLE OF CLASS            IDENTITY OF HOLDER            AMOUNT OWNED     PERCENT OF CLASS
--------------     --------------------------------     ------------     ----------------
Common Shares      Pacific Canada Resources Inc.(1)       7,280,000            49.5%
Common Shares      All officers and directors as a        7,780,167(2)         50.7%
                   group, (seven persons)

---------------
(1) Ken Cai a director and officer of the Registrant, and Donald Hicks, a former director and officer of the Registrant, collectively are the beneficial owners of 56% of Pacific Canada Resources Inc., a private company. See Item 10 and Item 13.

(2) Includes Ken Cai's and Donald Hicks's 56% beneficial interest in shares owned by Pacific Canada Resources, Inc.

PERFORMANCE SHARES OR ESCROW SECURITIES

     Currently, there are a total of 5,442,500 common shares of the Registrant held at Montreal Trust Company of Canada, 510 Burrard Street, Vancouver, British Columbia, subject to escrow share restrictions under a Performance Escrow Agreement dated August 17, 1995 (the "1995 Escrow Agreement") and an

Escrow Agreement dated February 19, 1996 (the "1996 Escrow Agreement"). The escrow shares represent 35.51 % of the total issued and outstanding shares of the Registrant.

                       NAME OF ESCROW SHAREHOLDER                 NUMBER OF ESCROW SHARES
        --------------------------------------------------------  -----------------------
        PETER TSAPARAS, Chairman, Chief Financial Officer and
          Director..............................................           262,500
        COLIN MCALEENAN, Vice-President, Explorations and
          Director..............................................            90,000
        FOTIOS KANDIANIS, Past Director.........................            60,000
        PETROS TSAPARAS, Past Director..........................            60,000
        HANS WICK, Director.....................................            90,000
        PACIFIC CANADA RESOURCES INC............................         4,880,000

     Each of the holders of escrow shares subject to the 1995 Escrow Agreement qualify or have in the past qualified as a principal as defined in Local Policy Statement 3-07 of the British Columbia Securities Commission as they are all directors or former directors of the Registrant as of the date of receipt of the escrow shares. In addition, the terms of the 1995 Escrow Agreement provide that an escrow shareholder who ceased to be a principal, dies or becomes bankrupt, shall be entitled to retain any escrowed shares then held by him and shall not be obligated to transfer or surrender the escrowed shares to the Registrant or any other person. These escrow shares are subject to the direction and determination of the British Columbia Securities Commission and the Exchange (the "Regulatory Authorities"). The release of the 1995 Escrow Shares will be based on expenditures made by the Registrant on the exploration and development of its mineral properties.

     Pursuant to the 1996 Escrow Agreement, 4,880,000 escrow shares are held by Pacific Canada Resources Inc. ("PCR"), a private Ontario company in respect of which Ken Cai and Donald Hicks collectively own 56% of the issued and outstanding shares.

     The escrow shares held by PCR hereunder shall be released to PCR, subject in each case to the prior consent of the Vancouver Stock Exchange, on the following basis:

          1. one escrow share for each $0.97 in the value of the interests in the mineral properties acquired by the Registrant from PCR pursuant to the PCR Agreement (the "PCR Properties"), based on a valuation report to be prepared by a qualified independent consultant, less any expenditures required to be made by the Registrant, pursuant to the PCR Agreement or otherwise, in order to earn its interests in the PCR Properties (provided that all required Chinese governmental approvals in order to perfect the interests to be acquired by the Registrant hereunder have been obtained for each of the PCR Properties that are the subject of the valuation report);

          2. one escrow share for each $0.97 in the value of the interest in any new mineral properties acquired by the Registrant pursuant to the PCR Agreement or the TCIP Agreements ("New Projects"), such value to be determined on the same basis and subject to the same provisions as described in 1 above;

          3. one escrow share for every $1.81 expended by the Registrant, PCR, Teck, Cominco, Temco or any other third party expending monies on exploration and development of the PCR Properties or of any New Projects, exclusive of general and administrative expenses, determined in accordance with the provisions applicable to natural resources issuers under Local Policy Statement #3-07 of the British Columbia Securities Commission; and

          4. one escrow share for every $0.97 in cumulative Cash Flow, as hereinafter defined, from the operations of the Registrant on the PCR Properties and any New Projects and as determined in accordance with generally accepted accounting principles and by reference to the Registrant's annual audited financial statements, provided that each PCR Property and each New Project will be considered separately without taking into account any negative cash flow that may exist in any other PCR Property or New Project.

     For the purposes of the foregoing, "Cash Flow" means net profit for a fiscal year of the Registrant adjusted for the following add backs: depreciation, amortization of goodwill, deferred income taxes, and amortization of research and development costs, plus any other capitalization charges as may be permitted by the Vancouver Stock Exchange. Cumulative Cash Flow, less any amounts used in prior escrow share releases, divided by $0.97 per share, equals the total number of escrow shares which may be released under the 1996 Escrow Agreement in any twelve-month period.

     If all of the escrow shares are not released to PCR within ten years of issuance, all unreleased escrow shares shall be forfeited by PCR and cancelled. The foregoing escrow shares are held subject to the direction and determination of the Regulatory Authorities.

     The material terms of the 1995 and 1996 Escrow Agreements require that the escrow shares may not be dealt with in any manner (including transfer or release from escrow) without the prior consent of the Vancouver Stock Exchange, that the escrow shares may be voted by the registered holder at all meetings of shareholders and that the escrow shareholders will have all of the rights, benefits and ownership of the forgoing escrow shares as they pertain to all shareholders of the Registrant save and except that while the shares are subject to the 1995 and 1996 Escrow Agreements, as the case may be, the holders may not vote the escrow shares on any resolution to cancel such shares and in respect of such escrow shares and may not receive any dividends or participate in any distribution of assets by the Registrant.

ITEM 5.  NATURE OF TRADING MARKET.

     The common shares of the Registrant (the "Common Shares") are listed on the Vancouver Stock Exchange ("VSE"), in British Columbia, Canada. On September 20, 1996 the Registrant's Common Shares began trading during the VSE's extended evening hours which link the Asia Pacific stock markets, including Australia and Hong Kong, with North America. This extended trading day is pursuant to Vancouver International Securities Trading Access or "VISTA". With VISTA, the VSE re-opens for real time trading between the hours of 6:30 p.m. to 8:30 p.m. Pacific Daylight Time or 5:30 p.m. to 7:30 p.m. Pacific Standard Time to coincide with the early hours of the Hong Kong and Australian exchanges. The trading symbol for the Common Shares of the Registrant is MMM.

     The Registrant's shares are not currently trading on any U.S. stock exchange or in the over-the-counter market, and accordingly, there is currently no public market for the common stock of the Registrant in the United States. There can be no assurance that such a market will develop after the effectiveness of this registration statement. Since a portion of the Registrant's shares are held by agents in street name, the Registrant is unaware of how many of its outstanding common shares are held by United States residents. As of February 28, 1997, the Registrant's share register indicates that 382,583 of the issued and outstanding shares were held by eighteen shareholders with addresses in the United States.

     The following table sets forth the reported high and low prices for the Common Shares as quoted on the Vancouver Stock Exchange for each full quarterly period, commencing from the first quarter of 1995:

                               YEAR AND QUARTER                  HIGH     LOW
                -----------------------------------------------  ----     ----
                1997 -- First Quarter..........................  3.05     1.35
                1996 -- Fourth Quarter.........................  3.15     2.25
                1996 -- Third Quarter..........................  3.55     2.50
                1996 -- Second Quarter.........................  4.20     2.70
                1996 -- First Quarter..........................  2.84     1.10
                1995 -- Fourth Quarter.........................  1.30     0.95
                1995 -- Third Quarter..........................  1.50     1.00
                1995 -- Second Quarter.........................  1.25     0.70

ITEM 6.  EXCHANGE CONTROLS AND OTHER LIMITATIONS AFFECTING SECURITY HOLDERS.

PEOPLE'S REPUBLIC OF CHINA

     See the discussion in Item 1, under the captions "China -- Currency" and "China -- Foreign Investment," as to matters involving Chinese law.

CANADA

     There is no law, governmental decree or regulation in Canada that restricts the export or import of capital, or affects the remittance of dividends, interest or other payments to a non-resident holder of common shares, other than withholding tax requirements. Any such remittances to United States residents are subject to withholding tax. See "Taxation."

     There is no limitation imposed by the laws of Canada or by the charter or other constituent documents of the Registrant on the right of a non-resident to hold or vote the Common Shares, other than as provided in the Investment Canada Act, (the "Investment Act"). The following discussion summarizes the principal features of the Investment Act for a nonresident who proposes to acquire the common shares. It is general only, it is not a substitute for independent advice from an investor's own advisor, and it does not anticipate statutory or regulatory amendments.

     The Investment Act generally prohibits implementation of a reviewable investment by an individual, government or agency thereof, corporation, partnership, trust or joint venture (each an "entity") that is not a "Canadian" as defined in the Investment Act (a "non-Canadian"), unless after review, the Director of Investments appointed by the minister responsible for the Investment Act is satisfied that the investment is likely to be of net benefit to Canada. An investment in the Common Shares by a non-Canadian other than a "WTO Investor" (as that term is defined by the Investment Act, and which term includes entities which are nationals of or are controlled by nationals of member states of the World Trade Organization) when the Registrant was not controlled by a WTO Investor, would be reviewable under the Investment Act if it was an investment to acquire control of the Registrant and the value of the assets of the Registrant, as determined in accordance with the regulations promulgated under the Investment Act, was $5,000,000 or more, or if an order for review was made by the federal cabinet on the grounds that the investment related to Canada's cultural heritage or national identity, regardless of the value of the assets of the Registrant. An investment in the Common Shares by a WTO Investor, or by a non-Canadian when the Registrant was controlled by a WTO Investor, would be reviewable under the Investment Act if it was an investment to acquire control of the Registrant and the value of the assets of the Registrant, as determined in accordance with the regulations promulgated under the Investment Act was not less than a specified amount, which for 1996 was any amount in excess of Cdn $168 million. A non-Canadian would acquire control of the Registrant for the purposes of the Investment Act if the non-Canadian acquired a majority of the Common Shares. The acquisition of one third or more, but less than a majority of the Common Shares would be presumed to be an acquisition of control of the Registrant unless it could be established that, on the acquisition, the Registrant was not controlled in fact by the acquirer through the ownership of the Common Shares.

     Certain transactions relating to the Common Shares would be exempt from the Investment Act, including: (a) an acquisition of the Common Shares by a person in the ordinary course of that person's business as a trader or dealer in securities; (b) an acquisition of control of the Registrant in connection with the realization of security granted for a loan or other financial assistance and not for a purpose related to the provisions of the Investment Act; and (c) an acquisition of control of the Registrant by reason of an amalgamation, merger, consolidation or corporate reorganization following which the ultimate direct or indirect control in fact of the Registrant, through the ownership of the Common Shares, remained unchanged.

ITEM 7.  TAXATION.

PEOPLE'S REPUBLIC OF CHINA

     See the discussion in Item 1, under the caption "China -- Foreign Investment" as to matters involving Chinese law.

CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

     The following summarizes the principal Canadian federal income tax considerations applicable to the holding and disposition of Common Shares in the capital of the Registrant by a holder of Common Shares who is resident in the United States of America and not in Canada, and who holds Common Shares solely as capital property (a "U.S. Holder"). This summary is based on the current provisions of the Income Tax Act (Canada) (the "Tax Act"), the regulations thereunder, all amendments thereto publicly proposed by the government of Canada, the published administrative practices of Revenue Canada, Customs, Excise and Taxation, and on the current provisions of the Canada-United States Income Tax Convention, 1980, as amended (the "Treaty"). Except as otherwise expressly provided, this summary does not take into account any provincial, territorial or foreign (including without limitation, any U.S.) tax law or treaty. It has been assumed that all currently proposed amendments will be enacted substantially as proposed and that there is no other relevant change in any governing law or practice, although no assurance can be given in these respects.

     This summary is of a general nature and is not, and should not be construed as, advice to any particular U.S. Holder as to Canadian tax consequences applicable to such U.S. Holder. Each U.S. Holder is advised to obtain tax and legal advice applicable to such U.S. Holder's particular circumstances.

     Every U.S. Holder is liable to pay a Canadian withholding tax on every dividend that is or is deemed to be paid or credited to the U.S. Holder on the U.S. Holder's Common Shares. The statutory rate of withholding tax is 25% of the gross amount of the dividend paid. The Treaty reduces the statutory rate with respect to dividends paid to a U.S. Holder who is a resident of the United States for the purposes of the Treaty. Where applicable, the general rate of withholding tax under the Treaty is 15% of the gross amount of the dividend, but if the U.S. Holder is a company that owns at least 10% of the voting stock of the Registrant and beneficially owns the dividend, the rate of withholding tax is 5% for dividends paid or credited after 1996 to such corporate U.S. Holder. The Registrant is required to withhold the applicable tax from the dividend payable to the U.S. Holder, and to remit the tax to the Receiver General of Canada for the account of the U.S. Holder.

     Pursuant to the Tax Act, a U.S. Holder will not be subject to Canadian capital gains tax on any capital gain realized on an actual or deemed disposition of a Common Share, including a deemed disposition on death, provided that the U.S. Holder did not hold the Common Share as capital property used in carrying on a business in Canada, and that neither the U.S. Holder nor persons with whom the U.S. Holder did not deal at arms length (alone or together) owned or had the right or an option to acquire 25% or more of the issued shares of any class of the Registrant at any time in the five years immediately preceding the disposition.

UNITED STATES TAX CONSIDERATIONS

  Passive Foreign Investment Companies

     The Treaty essentially calls for taxation of shareholders by the shareholder's country of residence. In those instances in which a tax may be assessed by the other country, a corresponding credit against the tax owed in the country of residence is generally available, subject to limitations.

     Under sec.1296, of the Internal Revenue Code of the United States, a foreign investment corporation is treated as a passive foreign investment company (a "PFIC") if it earns 75% or more of its gross income from passive sources or if 50% or more of the value of its assets produce passive income. Each U.S. shareholder of the Registrant should consult a tax advisor with respect to how the PFIC rules may affect such shareholder's tax situation. In particular, a U.S. shareholder should determine whether such shareholder should elect to have the Registrant be treated as a Qualified Electing Fund if the Registrant is a PFIC. This might avoid adverse U.S. federal income tax consequences that may otherwise result from the Registrant should it be treated as a PFIC.

  Other Considerations

     To the extent a shareholder is not subject to the tax regimes outlined above with respect to foreign corporations that are PFICs, the following discussion describes the United States federal income tax consequences arising from the holding and disposition of the Registrant's Common Shares.

  U.S. Holders

     As used herein, a "U.S. Holder", includes a holder of Common shares who is a citizen or resident of the United States, a corporation created or organized in or under the laws of the United States or of any political subdivision thereof and any other person or entity whose ownership of Common Shares is effectively connected with the conduct of a trade or business in the United States. A U.S. Holder does not include persons subject to special provisions of federal income tax laws, such as tax exempt organizations, qualified retirement plans, financial institutions, insurance companies, real estate investment trusts, regulated investment companies, broker-dealers, nonresident alien individuals or foreign corporations whose ownership of Common Shares is not effectively connected with the conduct of a trade or business in the United States and shareholders who acquired their stock through the exercise of employee stock options or otherwise as compensation.

  Distribution of Common Shares

     U.S. Holders receiving dividend distributions (including constructive dividends) with respect to the Registrant's Common Shares are required to include in gross income for United States federal income tax purposes the gross amount of such distribution to the extent that the Registrant has current or accumulated earnings or profits, without reduction for any Canadian income tax withheld from such distributions. Such Canadian tax withheld may be credited, subject to certain limitations, against the U.S. Holder's United States federal income tax liability or, alternatively, may be deducted in computing the U.S. Holder's United States federal income tax by those who itemize deductions. (See more detailed discussions at "Foreign Tax Credit" below). To the extent that distributions exceed current or accumulated earnings and profits of the Registrant, they will be treated first as a return of capital up to the U.S. Holder's adjusted basis in the Common shares and thereafter as gain from the sale or exchange of such shares. Preferential tax rates for the longterm capital gains are applicable to a U.S. Holder which is an individual, estate or trust. There are currently no preferential tax rates for long-term capital gains for a U.S. Holder which is a corporation.

     Dividends paid on the Registrant's Common Shares will not generally be eligible for the dividends received deduction provided to corporations receiving dividends from certain United States corporations. A U.S. Holder which is a corporation may, under certain circumstances, be entitled to a 70% deduction of the United States source portion of dividends received from the Registrant if such U.S. Holder owns shares representing at least 10% of the voting power and value of the Registrant. The availability of this deduction is subject to several complex limitations which are beyond the scope of this discussion.

  Foreign Tax Credit

     A U.S. Holder who pays (or has withheld from distribution) Canadian income tax with respect to the ownership of the Registrant's common shares may be entitled, at the option of the U.S. Holder, to either a deduction or a tax credit for such foreign tax paid or withheld. Generally, it will be more advantageous to claim a tax credit, because a credit reduces United States federal income taxes on a dollar-for-dollar basis, while a deduction merely reduces the taxpayer's income subject to tax. This election is made on a year-by-year basis and generally applies to all foreign income taxes paid by (or withheld from) the U.S. Holder during that year. There are significant and complex limitations which apply to the credit, among which is the general limitation that the credit cannot exceed the proportionate share of the U.S. Holder's United States income tax liability that the U.S. Holder's foreign source income bears to his or its worldwide taxable income. In the determination of the application of this limitation, the various items of income and deduction must be classified into foreign and domestic sources. complex rules govern this classification process. There are further limitations on the foreign tax credit for certain types of income, such as "passive income", "high withholding tax interest", "financial services income", "shipping income", and certain other classifications of income. The availability of foreign tax credit and the application of the limitations on the credit are fact specific and holders and prospective holders of Common Shares should consult their own tax advisors regarding their individual circumstances.

  Disposition of Common Shares

     A U.S. Holder will recognize gain and loss upon the sale of the Common shares equal to the difference, if any, between (i) the amount of cash plus the fair market value of any property received and (ii) the shareholder's tax basis in the Common Shares. The gain or loss will be capital gain or loss if the shares are a capital asset in the hands of the U.S. Holder, and will be a short-term or long-term capital gain or loss depending on each U.S. Holder's holding period. Gains and losses are netted and combined according to special rules in arriving at the overall capital gain or loss for a particular tax year. Deductions for net capital losses are subject to significant limitations. For U.S. Holders who are individuals, any unused portion of such net capital loss may be carried over to be used in later tax years until such net capital loss is thereby exhausted. For U.S. Holders which are corporations (other than corporations subject to Subchapter S of the Code), an unused capital loss may be carried back three years from the loss year and carried forward five years from the loss year to be offset against capital gains until such net capital loss is thereby exhausted.

     The foregoing discussion is based upon the sections of the Code, Treasury Regulations, published Internal Revenue Service rulings, published administrative positions of the Internal Revenue Service and court decisions that are currently applicable, any or all of which could be materially adversely changed, possibly on a retroactive basis, at any time. In addition, this discussion does not consider the potential effects, both adverse and beneficial, of recently proposed legislation which, if enacted could be applied, possibly on a retroactive basis, at any time. The foregoing discussion is for general information only and is not intended to be, nor should it be construed to be, legal or tax advice to any holder or prospective holder of the Registrant's Common Shares and no opinion or representation with respect to the United States federal income tax consequences is expressed hereby to any such prospective holders of the Registrant's Common Shares. A holder or prospective holder of the Registrant's Common Shares should consult his or her own tax advisors about federal, state, local and foreign tax consequences of purchasing, owning and disposing of the Common Shares of the Registrant.

ITEM 8.  SELECTED FINANCIAL DATA.

FINANCIAL STATEMENTS

     The following selected financial information for the fiscal years ended December 31, 1996, 1995, 1994, 1993 and 1992 are derived from the financial statements of the Registrant and should be read in conjunction with such financial statements and the notes thereto included elsewhere in this Registration Statement. The Registrant's financial statements are prepared in accordance with Canadian Generally Accepted Accounting Principles ("GAAP") and the financial information presented in the following tables is presented in accordance with Canadian GAAP. Canadian GAAP conforms to GAAP in the United States in most respects. The only significant differences which are relevant here are in calculation of the loss per share. United States GAAP requires escrow shares which are contingently cancelable to be excluded from the calculation of loss per share. The loss per share shown in the following tables is accordingly calculated according to both Canadian and United States GAAP. Total assets, total liabilities and loss for the following years calculated according to United States GAAP is not materially different from the amounts determined in accordance with Canadian GAAP. To date, the Registrant has not paid any cash or other dividends on its common shares. All amounts are stated in Canadian dollars.

                         BALANCE SHEETS AT DECEMBER 31

                                            1996(1)        1995      1994(2)     1993(2)      1992
                                           ----------   ----------  ---------   ---------   ---------
Total assets.............................   8,326,356      257,186    140,026     102,204     116,010
Total Liabilities........................     763,008       99,908     58,550      28,254      92,043
Share Capital............................   8,662,468    3,026,474  2,526,474   2,416,474   2,290,224
Deficit..................................   1,099,120    2,869,196  2,444,998   2,342,524   2,266,257

                OPERATING STATEMENTS FOR YEARS ENDED DECEMBER 31

                                            1996(1)        1995      1994(2)     1993(2)      1992
                                           ----------   ----------  ---------   ---------   ---------
Revenue..................................     119,190        9,289      2,795       1,400       7,340
Income (loss)............................  (1,087,924)   (424,198)   (102,274)    (76,267)   (160,672)
Income (loss) from continuing
  operations.............................  (1,087,924)   (424,198)   (102,274)    (76,267)   (160,672)
Income (loss) from continuing operations
  per common share (Canadian GAAP).......       (0.11)      (0.17)      (0.04)      (0.04)      (0.04)
Income (loss) from continuing operations
  per common share (United States
  GAAP)(3)...............................       (0.20)      (0.18)      (0.06)      (0.05)      (0.05)

---------------
(1) In February of 1996, the Registrant completed an acquisition of a 60% interest in Triple Eight Minerals Corporation, ("Temco") which has been treated for accounting purposes as a reverse takeover, and the financial statements for 1996 have been restated to treat Temco as the parent. This affects comparability of information for the years before and after such acquisition. See Item 1 -- "Pacific Canada Resources Agreement" and Item
    7 -- "Notes to Financial Statements."
(2) The Registrant was reorganized in 1993, following a period of inactivity. Such reorganization involved a one-for-three share consolidation, a change of name and change of management. There is essentially no continuity between the activities and operations of the Registrant before and after such reorganization. See Item 1 "Business of the Registrant -- Organization and Subsidiary."
(3) The weighted average number of shares for purposes of calculating loss per share according to United States GAAP was as follows: 1996 -- 5,582,498; 1995 -- 2,386,900; 1994 -- 1,798,593; 1993 -- 1,660,873; 1992 -- 3,274,284.

EXCHANGE RATES

     On April 14, 1997, the Bank of Canada noon rate for Canadian dollars was $1.00 U.S.:$1.3985 Cdn.

     The following table sets forth, for the periods and dates indicated, certain information concerning exchange rates of United States dollars and Canadian dollars:

                                                        END OF
                   YEAR ENDING DECEMBER 31,             PERIOD   AVERAGE    HIGH     LOW
        ----------------------------------------------  ------   -------   ------   ------
        1992..........................................  1.2714    1.2143   1.2885   1.1420
        1993..........................................  1.3255    1.2939   1.3443   1.2428
        1994..........................................  1.4018    1.3659   1.4090   1.3085
        1995..........................................  1.3640    1.3274   1.4627   1.3275
        1996..........................................  1.3706    1.3636   1.3865   1.3287

     The above information was obtained from the Bank of Canada and is understood by the Registrant to closely approximate the rates certified for customs purposes by the Federal Reserve Bank in New York. The high and low figures are selected from monthly average figures.

ITEM 9. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS.

     This discussion and analysis of the operating results and the financial position of the Registrant for each of the three years ended December 31, 1996, 1995 and 1994 should be read in conjunction with the Consolidated Financial Statements and the related Notes included in Item 17.

GENERAL

     Since the signing of its first Co-operation Agreement on a property in China in July of 1995 the Registrant has concentrated on building a portfolio of mineral projects in the emerging economies of Asia, with its efforts being directed to the People's Republic of China.

     On February 19, 1996 the Registrant acquired all of the property interests in China of Pacific Canada Resources Inc. under the terms of the PCR Agreement. Also in February, 1996 the Registrant closed an Investment and Participation Agreement with Teck Corporation and Cominco Ltd. See Item 1 -- "Pacific Canada Resources -- Teck Corporation -- Cominco, Ltd. Transaction". By these transactions, the Registrant acquired interests in various properties. As part of the Teck-Cominco transaction, the Registrant received cash investments from two private placements of its common shares. See "Liquidity and Capital Resources," below, Item 1 -- "Recent Financing" and Item 17 -- Notes to Financial Statements.

  (a) LIQUIDITY AND CAPITAL RESOURCES

     During 1996, the Registrant maintained adequate liquidity. At year end, the Registrant had working capital of $7,238,944. Also during 1996, the year end change in cash or cash position increased from $229,304 to $6,832,801. Operating and administrative activities used $1,236,295, and $786,076 was expended on the exploration and development of the Registrant's Chinese properties. Financing activities included $8,594,811 (net of share issuance costs) received from the issuance of 1,250,000 units, each unit comprised of one common share and one fifth of a share purchase warrant, pursuant to a private placement completed in February, 1996; the issuance of 3,200,000 units, each unit comprised of one common share and one half of a share purchase warrant, pursuant to a private placement completed June 26, 1996, an Exchange Offering Prospectus dated December 20, 1996 qualifying those units issued pursuant to the June 26, 1996 private placement; and the exercise of 2,000 options at a price of $1.00 per common share. After December 31, 1996, and before the end of February, 1997, 125,000 share purchase warrants were exercised at a price of $1.20 per share, for net proceeds of $150,000.

     At February 28, 1997, the Registrant had working capital of approximately $6,806,604. Management considers the Registrant to have adequate liquidity to conduct its business activities as planned for 1997.

     The Registrant's capital resources continue to comprise primarily private investors, consisting of wealthy individuals, resource investment groups, senior mining companies and public financing through the facilities of the Vancouver Stock Exchange. There can, however, be no assurance that the Registrant's future capital requirements can be met in the long term. The Registrant's access to capital is always dependent upon future financial market conditions, especially those which pertain to venture capital situations such as mining exploration companies. There can be no guaranty that the Registrant will be successful in obtaining future financing, when necessary, on economically acceptable terms, or at all.

  (b) RESULTS OF OPERATIONS

     To date the Registrant has not entered into a final agreement on a producing property. Consequently, the Registrant has not generated a cash flow from operations. In management's opinion, given that the nature of the Registrant's business consists of mineral exploration, development and the evaluation of resource properties, meaningful financial information consists primarily of the Registrant's liquidity and solvency. The results of operations of an exploration company are almost entirely measured by the extent and quality of the mineralization discovered compared with the related costs of such discoveries. Estimates of mineralization are not contained in the financial statements.

     On November 28, 1996, the Registrant announced that it had revised the accounting treatment given to its acquisition of various mineral property interests from Pacific Canada Resources, Inc. pursuant to an agreement dated February 19, 1996 which acquisition included a 60% equity interest in Triple Eight Mineral Corporation ("Temco"), a British Virgin Island company. See Item 1 -- "Pacific Canada Resources Agreement." For accounting purposes, the acquisition is now being treated as a reverse take-over, with Temco being treated as the Registrant's parent. Financial statements previously issued incorrectly treated Temco as a subsidiary for accounting purposes. As such, the Registrant retracted its quarterly report and financial statements for the three-month period ended March 31, 1996 and for the six-month period ended June 30, 1996. The change of accounting method reduced the book value of the Registrant's mineral property interests by approximately $2,000,000, share capital by approximately $5,000,000 and deficit by approximately

$3,000,000. The Registrant has revised its March 31, 1996 and June 30, 1996 financial statements to effect these changes and has reissued them.

     In summary, the net effect of treating Temco as the parent instead of treating it as a subsidiary for accounting purposes is the following: The book value of the mineral interests owned by Temco were previously recorded at a deemed value of approximately $2,000,000, the book value of these mineral interests will now be carried at Temco's cost of $100.00. Similarly, under this new accounting treatment, the Registrant's accumulated deficit of approximately $3,000,000 at the date of the share exchange (February 19, 1996) has been eliminated and deducted from the Registrant's share capital.

     The above changes pertain to accounting procedures only and have no effect as to the Registrant's current cash position and asset value, nor do they have any impact on the business of the Registrant. The Registrant's audited financial statements for the year ended December 31, 1996 show current assets of $7,460,563, total assets of $8,326,356, current liabilities of $221,619 and Shareholders' equity of $7,563,348.

  FISCAL 1996 COMPARED WITH FISCAL 1995

     The Registrant's loss per share of $0.17 per share in 1995 decreased to a loss per share of $0.11 in fiscal 1996, based on a net loss for the year of $1,087,924 compared with a net loss of $424,198 in 1995. The number of common shares issued and outstanding increased from 2,785,873 in 1995 to 15,202,123 in 1996. Due to increased operating activities during 1996, general and administrative expenses increased during the year to $1,236,295 compared to $433,487 in 1995. Interest revenue increased from $8,754 in 1995 to $119,190 in 1996 due to increased cash and cash equivalent balances resulting from financing activities.

  FISCAL 1995 COMPARED WITH FISCAL 1994

     The Registrant's loss per share of $0.04 in 1994 increased to a loss per share of $0.17 in fiscal 1995 based on a net loss for the year of $424,198 compared with a net loss of $102,474 in 1994. The number of common shares issued and outstanding increased from 2,285,873 in 1994 to 2,785,873 in 1995. Due to increased operating activities during 1995, general and administrative expenses increased to $433,487 in 1995, compared to $105,269 in 1994. Interest revenue increased from $2,795 in 1994 to $8,754 in 1995.

EXPENDITURES ON PROPERTIES OF THE REGISTRANT

     The single largest commitment made on mineral properties over the past twelve months by the Registrant was to the Temco Joint Venture. This joint venture involved the Geoexploration Corporation of the First Geoexploration Bureau ("GEC-FGEB"), a subsidiary of China's Ministry of Metallurgical Industry (the "MMI")) as to 45% and Temco (the Registrant's wholly-owned subsidiary) which holds a 55% interest. Temco and the MMI have formed a co-operative joint venture enterprise known as Chengde Huajia Mining Industry Co. Ltd. ("Huajia" ) based in Hebei Province. The issued capital of Huajia is held by MMI with Temco holding the right to acquire a 55% interest in Huajia upon making certain expenditures (see "Emperor's Delight Project"). Huajia is to operate the Emperor's Delight gold-silver project and to acquire and explore additional properties such as Stone Lake and Crystal Valley gold projects. According to the Chinese regulations, where capital contributions are to be made in installments, the first installment must consist of not less than 15% of the total registered capital, must be contributed within 90 days after the issue of the business license and is nonrefundable. The capital contribution has been made and the Registrant is the operator of the joint venture.

     The Registrant's share of the start-up costs for Huajia and the Emperor's Delight Property was $330,330 to the date of acquisition, representing costs of acquisition, investigation and exploration. Some additional expenditures have been made by the Registrant relating to the Emperor's Delight Project (which will be reimbursed by Temco) that bring the total to $448,859 as of December 31, 1996. Huajia received a total of approximately $900,900 from the Registrant and China Clipper Gold Mines Ltd. Of this amount a total of approximately $472,535 has been spent on exploration on the Emperor's Delight property as of December 31, 1996. The balance remains for additional exploration programs on the Emperor's Delight or other properties (see Item 2 -- "Emperor's Delight Property").

     On the Chapuzi Property a total of $153,416 has been spent on exploration and metallurgical testing as of December 31, 1996. To fully earn its 51% interest in the property the Registrant will be required to spend $5,000,000. The Registrant can earn an additional 24% of the property interest, for a total of 75%, by spending the funds required to put the property into commercial production (see Item 2 -- "Chapuzi Property").

     On the Changba-Lijiagou Property a total of $27,965 has been spent on property investigation as of December 31, 1996 (see Item 2 -- "Changba-Lijiagou Property").

     On the Stone Lake Property no funds were spent on exploration as of December 31, 1996 (see Item 2 -- "Stone Lake Property").

     On the Crystal Valley Property no funds were spent on exploration as of December 31, 1996 (see Item 2 -- "Crystal Valley Property").

     On the Tian Shan Properties a total of $153,303 has been spent on the property investigation as of December 31, 1996 (see "Tian Shan Properties").

     On the Gala Property no funds were spent on property exploration as of December 31, 1996 (see Item 2 -- "Gala Property").

     On the Xifanping Property no funds were spent on the property exploration as of December 31, 1996 (see "Xifanping Property").

OUTLOOK

     The Registrant at present has no material income from its operations. The Registrant's ability to finance the exploration and development of its mineral properties, to make concession payments and to fund general and administrative expenses in the medium and long term is therefore dependent upon the Registrant's ability to secure equity financing. The equity markets for junior mineral exploration companies are unpredictable. Alternatively, the Registrant may enter into cost sharing arrangements through joint venture agreements, but while management believes that the quality of the concessions now held by the Registrant will attract joint venture partners in the short term and medium term, there is no guarantee that the terms would be as favorable as management would like. While as of the date of this Registration Statement, the Registrant has sufficient working capital to fund the exploration work commitments on the currently held property concessions for the next two years, it cannot be determined what the funding requirements will be beyond that time and the Registrant will require additional financing to meet such requirements.

ITEM 10.  DIRECTORS AND OFFICERS OF REGISTRANT.

     The following table sets forth all current directors and executive officers of the Registrant, with each position and office held by them in the Registrant, their terms of office and the period of service as such:

                                                                OFFICER OR         TERM OF
               NAME                    POSITIONS HELD         DIRECTOR SINCE:       OFFICE
    ---------------------------  ---------------------------  ---------------   --------------
    Ken Z. Cai.................  President, Chief Executive    February, 1996     3 years
                                 Officer and Director
    Peter P. Tsaparas..........  Chairman Chief Financial           May, 1992     3 years
                                 Officer and Director
    Colin McAleenan............  Vice                              June, 1995     1 year
                                 President -- Explorations
                                 and Director
    Wayne Spilsbury............  Director                      February, 1996     1 year
    Hans Wick..................  Director                      February, 1997     1 year
    Robert Callander...........  Director                     September, 1996     1 year

     Mr. Peter P. Tsaparas, Dr. Ken Z. Cai., Mr. Colin McAleenan and Mr. Donald Hicks were elected to their positions as officers and directors pursuant to a shareholders agreement dated February 19, 1996, between Mr. Tsaparas, Mr. McAleenan, the Registrant and Pacific Canada Resources, which was entered into in connection with the PCR Agreement discussed in Item 1 of this Registration Statement. Pursuant to such shareholders' agreement, which has a term of one year, the parties bound themselves to vote for Mr. Cai and Mr. Tsaparas as directors and officers of the Registrant for terms of three years, and to vote for Mr. McAleenan and Mr. Hicks as directors and officers of the Registrant for terms of one year. Mr. Tsaparas and Mr. McAleenan served as officers and directors of the Registrant prior to such agreement.

     Mr. T. Wayne Spilsbury was elected a director of the Registrant pursuant to an agreement dated February 19, 1996, between the Registrant, Teck Corporation and Cominco, Ltd., discussed in Item 1 of this Registration Statement. Teck and Cominco are jointly entitled to name one director of the Registrant pursuant to the terms of such agreement.

     The business background and principal occupations of the Registrant's officers and directors for the preceding five years are as follows:

     Peter P. Tsaparas; Mr. Tsaparas has been a director of the Registrant since May 1, 1992 and holds an Earth Science Degree from the University of Athens, Greece. Mr. Tsaparas is a Professional Engineer registered with the Professional Engineers and Geoscientists of British Columbia with 35 years of exploration experience in North America and abroad. During the past five years, Mr. Tsaparas has served as a director of several publicly-traded junior resource companies.

     Ken Z. Cai, Mr. Cai holds a Ph.D. in mineral economics from Queens University in Kingston, Ontario, Canada. Mr. Cai is a geologist and has 12 years of experience as a project geologist in China and North America. He has been largely responsible for identifying the Registrant's Chinese projects and negotiating the agreements with Chinese entities resulting in the property rights now held by the Registrant. During the past five years, Mr. Cai has, in addition to working as an independent geological consultant, served as a research assistant at Queens University while completing his Ph.D.

     Colin H. McAleenan, Mr. McAleenan holds an Honors Geology Degree from Trinity College, University of Dublin, Ireland. Mr. McAleenan is a Professional Geologist registered with the Professional Engineers and Geoscientists of British Columbia and has 18 years of exploration and mining geology experience as a full-time employee with a number of major and junior mining companies.

     T. Wayne Spilsbury, Mr. Spilsbury holds an M.Sc. in Applied Geology from Queens University, Kingston, Ontario, Canada. Mr. Spilsbury is a professional geologist and since 1990 has served as a Vice-President with Teck Exploration Ltd. based first in Vancouver and subsequently in Singapore. He has worked in the industry for 23 years.

     Robert Callander, Mr. Callander holds an MBA from York University, Toronto, Ontario, Canada as well as a CFA from the Institute for Investment Management, Charlotte, Virginia. Mr. Callander has worked for Caldwell Securities Ltd. since 1992 and currently serves as a Vice-President with that firm. Prior to his engagement with Caldwell Securities Ltd., Mr. Callander served as a corporate finance analyst with Nesbitt Burns. He has worked in the investment industry for 25 years.

     Hans J. Wick, Mr. Wick of Zurich, Switzerland has rejoined the board of directors of the Company. Mr. Wick, an independent portfolio manager who has held senior management positions with a Swiss bank, brings to the board an in-depth knowledge of international finance, particularly as it relates to the development of mineral resource projects.

ITEM 11.  COMPENSATION OF DIRECTORS AND OFFICERS.

     The aggregate direct or indirect remuneration paid to the directors and officers of the Registrant, as a group during the fiscal year ended December 31, 1996, for service to the Registrant in all capacities, was

$346,908. Certain information about payments to particular officers and directors is set out in the following table:

                                                                    OTHER ANNUAL      ALL OTHER
              NAME AND PRINCIPAL POSITION                SALARY     COMPENSATION     COMPENSATION
-------------------------------------------------------  ------     ------------     ------------
KEN CAI, President, Chief Executive Officer and
  Director.............................................   Nil       $8,333/Month       Nil
PETER P. TSAPARAS, Chairman, Chief Financial Officer
  and Director.........................................   Nil       $2,000/Month       Nil
COLIN MCALEENAN, Vice-President -- Explorations and
  Director.............................................   Nil       $7,000/Month       Nil
DONALD HICKS, former Director and Former
  Vice-President -- Corp. Development..................   Nil       $6,600/Month       Nil

     During the fiscal year of the Registrant ended December 31, 1996, no amounts were set aside or accrued by the Registrant or its subsidiaries during such year to provide pension, retirement or similar benefits for directors and officers of the registrant, pursuant to any existing plan provided or contributed to by the Registrant or its subsidiaries.

ITEM 12.  OPTIONS TO PURCHASE SECURITIES FROM REGISTRANT OR SUBSIDIARIES.

     The following table set forth, as of December 31, 1996, all outstanding options to purchase common shares of the Registrant, there are no options to purchase shares of any other class of security:

                                                        NUMBER OF     EXERCISE
                    OPTION HOLDER                         SHARES       PRICE       EXPIRATION DATE
------------------------------------------------------  ----------    --------     ----------------
Ken Z. Cai............................................     333,500     $ 1.85         March 5, 2001
Peter Tsaparas........................................     191,000     $ 1.85         March 5, 2001
Donald Hicks..........................................     191,000     $ 1.85         March 5, 2001
T. Wayne Spilsbury....................................     191,000     $ 1.85         March 5, 2001
Colin McAleenan.......................................     143,500     $ 1.85         March 5, 2001
Robert Callander......................................     100,000     $ 2.90       October 8, 2001
Hans Wick.............................................     100,000     $ 2.49         March 6, 2002
Naomi Rochus..........................................       8,000     $ 2.49          June 2, 2000
All officers and directors as a group (7 persons).....   1,250,000     $ 1.85         March 5, 2001

ITEM 13.  INTEREST OF MANAGEMENT IN CERTAIN TRANSACTIONS.

     During 1996, the Registrant entered into an agreement, "the PCR Agreement", with Pacific Canada Resources Inc., a private, British Virgin Island corporation controlled by Ken Cai and Donald Hicks, pursuant to which the Registrant acquired interests in mineral properties in the People's Republic of China. The consideration paid by the Registrant to Pacific Canada Resources Inc. for these property interests was 7,280,000 common shares of the Registrant and was established pursuant to arms length negotiations between the Registrant and Pacific Canada Resources Inc. Of these shares, 4,880,000 shares are subject to the terms of an escrow agreement and will only be released upon the Registrant satisfying certain earn out requirements (see Item 4 -- "Performance Shares or Escrow Securities"). The balance of 2,400,000 shares issued to Pacific Canada Resources Inc. were issued at a deemed price of $0.97 per share based on a valuation of the Emperor's Delight Property prepared by A.C.A. Howe International dated March 13, 1995. Upon the completion of the acquisition of the Chinese mineral properties from Pacific Canada Resources Inc., Ken Cai and Donald Hicks became directors and officers of the Registrant (see Item
10 -- "Directors and Officers of the Registrant"). In addition, the Registrant agreed to reimburse PCR for a total of $97,800 in legal, accounting and consulting fees paid by PCR. Included in this amount is a total of $75,800 in consulting fees paid to Kaisun Group (Canada) Inc. and 1066098 Ontario Inc., private companies controlled by Ken Cai and Donald Hicks, respectively.

     During the twelve-month period ended December 31, 1996, the Registrant incurred the following expenses to its directors or corporations controlled by its directors:

         Accounting -- $7,100;
         Management fees & Consulting -- $292,488;
         Salary -- $40,300;
         Rent -- $7,020.

     In addition, during 1996, the Registrant was a party to the following agreements involving its officers and directors:

          1. Consulting Agreement dated as of June 25, 1996 between the Registrant and a private company controlled by Ken Cai, the Registrant's current President and Chief Executive Officer, under the terms of which such company receives $8,333 per month in exchange for consulting, management and supervision services in connection with the development of overall corporate strategy. The term of the Consulting Agreement expires on June 25, 1999.

          2. Consulting Agreement dated as of June 25, 1996 between the Registrant and Peter Tsaparas, the Registrant's current Chairman and Chief Financial Officer, under the terms of which the Chairman and Chief Financial Officer receives $2,000 per month in exchange for consulting, management and supervision services in connection with the development of overall corporate strategy. The term of the Consulting Agreement is month to month. In addition to this Consulting Agreement, the Registrant has entered into an Employment Agreement dated November 1, 1996 with the Chairman and Chief Financial Officer under which the Chairman and Chief Financial Officer receive $2,000 per month for serving as the Registrant's Chairman on a part-time basis.

          3. Consulting Agreement dated as of June 25, 1996 between the Registrant and Colin McAleenan, the Registrant's current Vice-President, Exploration under the terms of which the Vice-President, Exploration receives $7,000 per month in exchange for consulting, management, supervision and resource exploration and development services. The term of the Consulting Agreement expires on June 25, 1997.

          4. Consulting Agreement dated as of June 25, 1996 between the Registrant and a private company controlled by Donald Hicks, the Registrant's former Vice-President, Corporate Development under the terms of which such company received $6,600 per month in exchange for consulting, management, supervision and administration services. The term of the Consulting Agreement expired on December 31, 1996.

                                    PART II

ITEM 14.  DESCRIPTION OF SECURITIES TO BE REGISTERED.

  (a) CAPITAL STOCK TO BE REGISTERED.

     The Registrant's common shares without par value are the only class of capital stock to be registered. Pursuant to an amendment to the Registrant's Articles of Incorporation adopted June 29, 1996 the Registrant has 100,000,000 common shares authorized, of which 15,202,123 were issued and outstanding as of December 31, 1996 and 15,327,123 as of April 15, 1997.

     Each of the common shares has equal dividend, liquidation and voting rights. Voters of the common shares are entitled to one vote per share on all matters that may be brought before them. Holders of the common shares are entitled to receive dividends when declared by the Board of Directors from funds legally available therefor. The common shares are not redeemable, have no conversion rights and carry no pre-emptive or other rights to subscribe for additional shares. The outstanding common shares are fully paid and nonassessable.

     Certain regulations of British Columbia and the Vancouver Stock Exchange create a distinction between "free trading common shares," "restricted shares" and common shares required to be placed in escrow or in a "pool."

     "Free trading" common shares are not subject to any restrictions on resale, and can be traded without regulatory approval. Free trading shares are generally qualified by prospectus and issued to the public.

     Shares issued by way of "private placement" to certain investors and not to the public are usually subject to a one-year holding period and cannot be traded until the relevant holding period has expired. Once the holding period expires, the shares would become free trading shares. As of March, 31, 1997, all previously issued restricted outstanding shares had become free trading. See
Item 1 -- "Recent Financing."

     5,442,500 of the currently outstanding Common Shares are held in escrow, subject to release or cancellation upon certain conditions. See Item 4 "Performance Shares or Escrow Securities."

     The transfer agent and registrar for the common shares of the Registrant is Montreal Trust Company of Canada, 510 Burrard Street, Vancouver, B. C. V6B 5A1.

  (b) DEBT SECURITIES TO BE REGISTERED

     Not applicable

  (c) AMERICAN DEPOSITORY RECEIPTS

     Not applicable

  (d) OTHER SECURITIES TO BE REGISTERED

     Not applicable

                                    PART III

ITEM 15.  DEFAULTS UPON SENIOR SECURITIES.

     Not applicable

ITEM 16.  CHANGES IN SECURITIES AND CHANGES IN SECURITY FOR REGISTERED
          SECURITIES.

     Not applicable

                                    PART IV

ITEM 17.  FINANCIAL STATEMENTS.

     The following financial statements of the Registrant are attached to this Registration Statement.:

     Consent of Independent Accountants
     Auditors' Report
     Consolidated Balance Sheets at December 31, 1996 and 1996
     Consolidated Statements of Operations and Deficit for the years ending December 31, 1995 and
       December 31, 1996
     Consolidated Statement of Changes in Financial Position for the years ending December 31, 1995 and
       December 31, 1996
     Notes to Consolidated Financial Statements Consolidated Schedule of Deferred Exploration Costs.

ITEM 18.  FINANCIAL STATEMENTS.

     Not applicable

ITEM 19.  FINANCIAL STATEMENTS AND EXHIBITS.

                                 EXHIBIT INDEX

EXHIBIT
NUMBER                                      DESCRIPTION                                    PAGE
-------   -------------------------------------------------------------------------------  ----
1a        Articles of Incorporation and all amendments
1b        Bylaws
3a        Assignment of Contracts and Share Purchase Agreements Between Registrant and
          Pacific Canada Resources, Inc., dated February 19, 1996
3b        Sale and Purchase Agreement between Registrant and China Clipper Gold Mines,
          Ltd., dated February 27, 1997
3c        Cooperation Agreement Between Registrant and Baiyin Non-Ferrous Metals Company
          dated October 18, 1996 regarding the Changba-Lijiagou Lead-Zinc Deposit
3d        Cooperation Agreement Between Pacific Canada Resources, Inc., Patrician Gold
          Mines, Ltd. and the First Geoexploration Bureau of Ministry of Metallurgical
          Industry dated November 17, 1994
3e        Joint Venture Agreement between Geoexploration Corporation of the First
          Geoexploration Bureau and Triple Eight Minerals Corporation dated December 25,
          1995
3f        Cooperation Agreement Between Sichuan Bureau of Geology and Mineral Resources
          and Registrant dated July 27, 1996
3g        Cooperation Agreement Between Registrant and Bureau of Geology and Mineral
          Resources of Xinjiang Uygur Autonomous Region dated May 27, 1996
3h        Letter of Intent Among Pacific Canada Resources, Inc., Teck Exploration Ltd.
          and Baiyin Non-Ferrous Metals Corporation dated June 6, 1995
3i        Investment and Participation Agreement dated February 20, 1996 Among the
          Registrant, Teck Corporation and Cominco Ltd.
3j        Letter of Intent Between Sichuan Bureau of Geology and Mineral Resources and
          Registrant dated October 15, 1996
3k        Consulting Agreement dated June 25, 1996 between Registrant and Kaisun Group
          Canada, Inc.
3l        Consulting Agreement dated June 25, 1996 between Registrant and Peter Tsaparas
3m        Employment Agreement dated November 1, 1996 between Registrant and Peter
          Tsaparas
3n        Consulting Agreement dated June 25, 1996 between Registrant and Colin McAleenan
3o        Consulting Agreement dated June 25, 1996 between Registrant and 1066098
          Ontario, Inc.
3p        Stock Option Agreement between Registrant and Petros Tsaparas dated June 2,
          1995. Identical, except for price and number of shares to stock option agreements entered into between Registrant and other officers and directors
3q        Stock Escrow Agreement dated December 24, 1993 between Montreal Trust Company of Canada, Consolidated Caprock Resources, Ltd. and certain shareholders of
          Consolidated Caprock Resources, Ltd.
3r        Performance Shares Escrow Agreement dated August 17, 1995 between Registrant,
          Montreal Trust Company of Canada and certain shareholders of Registrant
3s        Consent of Independent Accountants

EXHIBIT
NUMBER                                      DESCRIPTION                                    PAGE
-------   -------------------------------------------------------------------------------  ----
3t        Consent of Independent Geological Consultant -- A.C.A. Howe International,
          Limited
3u        Consent of Independent Geological Consultant -- H.A. Simons, Ltd.
3v        Consent of XRAL Laboratories -- a Division of SGS Canada, Inc.
3w        Consent of Cominco Engineering Services, Ltd.

                                   SIGNATURES

     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this registration statement [annual report] to be signed on its behalf by the undersigned, thereunto duly authorized.

                                            MINCO MINING & METALS CORPORATION
                                          --------------------------------------
                                                       (REGISTRANT)

                                                    /s/ KEN Z. CAI
                                          --------------------------------------
                                                       (SIGNATURE)

                                             KEN Z. CAI, PRESIDENT AND C.E.O.

                                          --------------------------------------
                                             (PRINT NAME AND TITLE OF SIGNING
                                                        OFFICER)

DATE: APRIL 29, 1997

      -------------------------------------------------------

                       CONSENT OF INDEPENDENT ACCOUNTANTS

     We hereby consent to use in the Registration Statement on Form 20F of our report dated January 27, 1997 relating to the consolidated balance sheets of MINCO MINING & METALS CORPORATION as at December 31, 1996 and 1995 and the consolidated statements of operations and deficit and changes in financial position for the periods then ended.

                                                   /s/ ELLIS FOSTER

                                          --------------------------------------
                                                  Chartered Accountants

Vancouver, Canada
January 27, 1997

                       MINCO MINING & METALS CORPORATION

                       CONSOLIDATED FINANCIAL STATEMENTS
                           December 31, 1996 and 1995

                                     INDEX

Auditors' Report
Consolidated Balance Sheet
Consolidated Statement of Operations and Deficit
Consolidated Statement of Changes in Financial Position
Notes to Consolidated Financial Statements
Consolidated Schedule of Deferred Exploration Costs

                                AUDITORS' REPORT

To the Shareholders of
MINCO MINING & METALS CORPORATION

     We have audited the consolidated balance sheets of MINCO MINING & METALS CORPORATION as at December 31, 1996 and 1995 and the consolidated statements of operations and deficit and changes in financial position for the periods then ended. These consolidated financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

     In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the company as at December 31, 1996 and 1995 and the results of its operations and the changes in its financial position for the periods then ended in accordance with generally accepted accounting principles.

                                                  CHARTERED ACCOUNTANTS

VANCOUVER, CANADA
JANUARY 27, 1997

                       MINCO MINING & METALS CORPORATION

                           CONSOLIDATED BALANCE SHEET
                           DECEMBER 31, 1996 AND 1995

                                                                        1996             1995
                                                                     -----------    -------------
                                                                                     (SEE NOTE 2)
                                                                                     ------------
                              ASSETS
Current
  Cash and temporary investments...................................  $ 6,832,801       $     --
  Funds restricted for mineral exploration (Note 3a)...............      537,500             --
  Refundable tax credits...........................................       21,454             --
  Prepaid expenses and deposits....................................       68,808         39,072
                                                                      ----------       --------
                                                                       7,460,563         39,072
  Mineral interests (Note 3).......................................      786,476             --
  Capital assets (Note 4)..........................................       79,317             --
                                                                      ----------       --------
                                                                     $ 8,326,356       $ 39,072
                                                                      ==========       ========

                            LIABILITIES
Current
  Accounts payable and accrued liabilities.........................  $   221,619       $ 49,458
                                                                      ----------       --------
  Minority interest (Note 1b)......................................      541,389             --
                                                                      ----------       --------

                     SHARE CAPITAL AND DEFICIT
  Share capital (Note 5)...........................................    8,662,468            810
  Deficit..........................................................   (1,099,120)       (11,196)
                                                                      ----------       --------
                                                                       7,563,348        (10,386)
                                                                      ----------       --------
  Commitments (Note 7).............................................
                                                                     $ 8,326,356       $ 39,072
                                                                      ==========       ========
Approved by the Directors:  --------------------------------    --------------------------------
                            Director                            Director

                       MINCO MINING & METALS CORPORATION

                CONSOLIDATED STATEMENT OF OPERATIONS AND DEFICIT

                                                                YEAR ENDED      THREE MONTHS ENDED
                                                               DECEMBER 31,        DECEMBER 31,
                                                                   1996                1995
                                                               ------------     ------------------
Interest income..............................................  $    119,190          $     --
Administrative expenses
  Accounting and audit.......................................        79,809                --
  Advertising................................................        31,143                --
  Amortization...............................................        23,708                --
  Automobile.................................................        11,784                --
  Computer software..........................................        21,559                --
  Conference.................................................        50,608                --
  Investor relations
      -- consulting..........................................        65,087                --
      -- entertainment.......................................        16,939                --
      -- printing............................................        29,223                --
      -- promotion...........................................        59,477                --
      -- travel..............................................        81,960                --
  Legal......................................................       108,170            11,736
  Listing, filing and transfer agents........................        24,943                --
  Management fees............................................       261,845                --
  Office and miscellaneous...................................        49,633                --
  Property investigation -- travel and other.................       188,468                --
  Rent.......................................................        70,205                --
  Salaries and benefits......................................        43,496                --
  Telephone..................................................        40,451                --
  Foreign exchange gain......................................       (22,213)               --
                                                                -----------          --------
                                                                  1,236,295            11,736
                                                                -----------          --------
Net loss before minority interest............................    (1,117,105)          (11,736)
Minority interest (Note 1b)..................................        29,181               540
                                                                -----------          --------
Net loss for the period......................................    (1,087,924)          (11,196)
Deficit, beginning of period.................................       (11,196)               --
                                                                -----------          --------
Deficit, end of period.......................................  $ (1,099,120)         $(11,196)
                                                                ===========          ========
Loss per share...............................................  $      (0.11)         $  (0.00)
                                                                ===========          ========

                       MINCO MINING & METALS CORPORATION

            CONSOLIDATED STATEMENT OF CHANGES IN FINANCIAL POSITION

                                                                YEAR ENDED      THREE MONTHS ENDED
                                                               DECEMBER 31,        DECEMBER 31,
                                                                   1996                1995
                                                               ------------     ------------------
Cash provided by (used for) operating activities
  Net loss for the period....................................  $ (1,087,924)        $  (11,196)
  Items not involving cash:
     -- amortization.........................................        23,708                 --
     -- minority interest's share of net loss................       (29,181)              (540)
                                                                -----------          ---------
                                                                 (1,093,397)           (11,736)
          Net change in non-cash working capital.............       120,971             10,386
                                                                -----------          ---------
                                                                   (972,426)            (1,350)
                                                                -----------          ---------
Cash provided by financing activities
  Shares issued for the acquisition of subsidiary............        66,847                 --
  Shares issued for cash, net of issuance costs..............     8,594,811              1,350
  Exploration fund contributed by minority interest..........       570,570                 --
                                                                -----------          ---------
                                                                  9,232,228              1,350
                                                                -----------          ---------
Cash used for investing activities
  Acquisition of capital assets..............................       (78,816)                --
  Acquisition of mineral interests...........................          (300)                --
  Acquisition of capital assets and mineral interests of
     subsidiary..............................................       (24,309)                --
  Deferred exploration costs.................................      (786,076)                --
  Funds restricted for mineral exploration...................      (537,500)                --
                                                                -----------          ---------
                                                                 (1,427,001)                --
                                                                -----------          ---------
Increase in cash position....................................     6,832,801                 --
Cash position, beginning of period...........................            --                 --
                                                                -----------          ---------
Cash position, end of period.................................  $  6,832,801         $       --
                                                                ===========          =========

                       MINCO MINING & METALS CORPORATION

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           DECEMBER 31, 1996 AND 1995

1. SIGNIFICANT ACCOUNTING POLICIES

11  Consolidation

     These consolidated financial statements include the accounts of Minco Mining & Metals Corporation ("Minco") and its 60% owned British Virgin Island subsidiary, Triple Eight Mineral Corporation ("Temco"). Temco was incorporated on September 1, 1995 and commenced active business on October 1, 1995. All material inter-company balances have been eliminated.

     As disclosed in Note 2, Temco is the accounting parent. The consolidated statement of operations includes Temco's results of operations from October 1, 1995 and Minco's results of operations from the effective date of the reverse takeover, being February 19, 1996.

12  Minority Interest

     Since these consolidated financial statements include 100% of the accounts of Temco, the minority shareholders' proportionate interest in Temco is calculated as follows:

                                                                     1996       1995
                                                                   --------     -----
        Funds contributed by the minority shareholders...........  $570,570     $ 540
        Share of operating loss in Temco.........................   (29,181)     (540)
                                                                   --------     -----
        Balance..................................................  $541,389     $  --
                                                                   ========     =====

13  Capital Assets

     Amortization is provided as follows:

                                                30% per annum, declining-balance
        Computer equipment...................   basis
                                                20% per annum, declining-balance
        Office equipment and furniture.......   basis
        Leasehold improvement................   20% per annum, straight-line basis

14  Conduct of Business

     At present, the Company conducts its mineral exploration activities in China through joint ventures. All of its joint venture agreements require the Company to spend certain minimum amounts on exploration expenditures to earn interests in mineral properties. Therefore, on a project-by-project basis, the Company spends and records 100% of the exploration expenditures until the interest is earned.

15  Mineral Interests

     The Company follows the method of accounting for its mineral interests whereby all costs related to acquisition, exploration and development are capitalized by project. These costs will be amortized against revenue from future production or written off if the interest is abandoned or sold. These costs will also be written down if the net carrying amount exceeds the estimated net recoverable amount.

     On the commencement of commercial production, net costs are charged to operations on the unit-of-production method by project based upon estimated recoverable reserves.

     The amounts shown for mineral interests represent costs incurred to date, less recoveries, and do not necessarily reflect present or future values. The recoverability of amounts shown for mineral interests is dependent upon the discovery of economically recoverable reserves, confirmation of the Company's interest in

                       MINCO MINING & METALS CORPORATION
the underlying mineral claims, the ability of the Company to obtain financing to complete development of the projects, and on future profitable production or proceeds from the disposition thereof.

     The Company does not accrue the estimated costs of maintaining its mineral interests in good standing.

16  Property Option Agreements

     From time to time, the Company may acquire or dispose of properties pursuant to the terms of option agreements. Due to the fact that options are exercisable entirely at the discretion of the optionee, the amounts payable or receivable are not recorded. Option payments are recorded as resource property costs or recoveries when the payments are made or received.

17  Foreign Currency Translation

     Assets and liabilities denominated in foreign currencies are translated into Canadian dollars at exchange rates in effect at the balance sheet date for monetary items and at exchange rates prevailing at the transaction dates for non-monetary items. Revenues and expenses are translated at average exchange rates prevailing during the period except for amortization which is translated at historical exchange rates.

     Gain and losses on translation are included as income for the period except for those arising on translation of long-term monetary items of Canadian and integrated foreign operations which are deferred and amortized over the lives of those items.

2.  ACQUISITION OF TRIPLE EIGHT MINERAL CORPORATION ("TEMCO")

     Pursuant to an assignment of contracts and share purchase agreement dated February 19, 1996, the Company issued 2,400,000 free-trading shares and 4,880,000 escrow shares in exchange for 60% of the issued and outstanding shares of Temco and certain contractual interests. Temco owns certain contractual rights in respect of the following mineral properties in China:

  01  Emperor's Delight
  02  Crystal Valley
  03  Stone Lake

     This transaction resulted in the 60% former shareholder of Temco owning the majority of the issued and outstanding shares of the Company. Accounting principles applicable to reverse takeovers have been applied to record this acquisition using the purchase method of accounting. Under this basis of accounting, Temco has been identified as the acquirer and, accordingly, the consolidated entity is considered to be a continuation of Temco with the net assets of the Company deemed to have been acquired by Temco for a fair market value of $66,847.

     The net assets of Minco acquired by Temco are summarized as follows:

                Cash..............................................  $142,446
                Mineral interests.................................       100
                Capital assets....................................    24,209
                Current liabilities...............................   (99,908)
                                                                     -------
                                                                    $ 66,847
                                                                     =======

                       MINCO MINING & METALS CORPORATION

     The results of operations of Minco, the accounting subsidiary, for the period January 1, 1996 to February 19, 1996 are summarized as follows:

                Interest income...................................  $  1,167
                                                                      ------
                Expenses
                  Amortization....................................       893
                  Filing and listing..............................     3,560
                  Investor relations..............................     6,935
                  Professional fees...............................    40,132
                  Property investigation..........................     2,817
                  Salaries and benefits...........................    16,317
                  Management fees.................................     3,333
                  General administration..........................    17,611
                                                                      ------
                                                                      91,598
                                                                      ------
                Loss for the period...............................  $(90,431)
                                                                      ======

3.  MINERAL INTERESTS

                                                                     DEFERRED
                                                    ACQUISITION     EXPLORATION      TOTAL
                    DECEMBER 31, 1996                  COSTS           COSTS         COSTS
        ------------------------------------------  -----------     -----------     --------
                                                                   (SCHEDULE)
        Emperor's Delight.........................     $ 100         $ 451,392      $451,492
        Crystal Valley............................       100                --           100
        Stone Lake................................       100                --           100
        Changba Lijiagou Lead-Zinc Deposit........       100            27,965        28,065
        Chapuzi Gold Deposit......................        --           153,416       153,416
        Heavenly Mountains........................        --           153,303       153,303
                                                        ----          --------      --------
                                                       $ 400         $ 786,076      $786,476
                                                        ====          ========      ========

     31 The Emperor's Delight property is located in Hebei Province, China.
        Pursuant to the Emperor's Delight Joint Venture Agreement, Temco can earn a 55% interest in the property by spending US$4.4 million over a five-year period. The $537,500 funds restricted for mineral explorations, as shown in the financial statements, are funds restricted for this joint venture.

     32 The Crystal Valley and Stone Lake properties are located in Hebei
        Province and the Changba Lijiagou Lead-Zinc Deposit is located in Gansu Province. These projects are subject to the approval of the appropriate Chinese government authorities.

     33 The Chapuzi Gold Deposit is located in Sichuan Province, China. The
        Company has entered into a cooperative agreement with the Sichuan Bureau of the Ministry of Geology and Mineral Resources which is the holder of the exploration rights to Chapuzi Gold Deposit.

        Pursuant to the agreement, the Company shall have the right to earn a 51% interest by spending $5 million on exploration and development. The Company may earn a 75% interest by placing the project into production.

        The joint venture is subject to the approval of the appropriate Chinese government authorities.

                       MINCO MINING & METALS CORPORATION

     34 The Heavenly Mountains properties are located in Xinjiang Province. The
        Company has an exclusive right to negotiate and enter into a joint venture contract and to invest in certain mineral properties located in Xinjiang Uygur Autonomous Region in China.

        As at December 31, 1996, the Company has paid $68,801 (US$50,000) as a deposit towards this project. This deposit will be refunded once exploration work is carried out on one of the properties. If no exploration work is carried out on any of the properties, the deposit will not be refunded.

4.  CAPITAL ASSETS

                                                                  ACCUMULATED     NET BOOK
                     DECEMBER 31, 1996                 COST       AMORTIZATION     VALUE
        -------------------------------------------  --------     -----------     --------
        Computer equipment.........................  $ 37,774       $11,012       $26,762
        Office equipment and furniture.............    39,604         7,567        32,037
        Leasehold improvements.....................    25,648         5,130        20,518
                                                     --------       -------       -------
                                                     $103,026       $23,709       $79,317
                                                     ========       =======       =======

5.  SHARE CAPITAL

     51 Authorized: 100,000,000 common shares without par value.

     52 Issued:

                                                               SHARES         AMOUNT
                                                             -----------    -----------
        Balance, December 31, 1995.......................     *2,785,873    $      *810
        Shares issued to effect the acquisition of
          subsidiary plus 100,000 shares for finder's
          fee............................................    **7,380,000       **66,847
        Issue of escrow shares at $0.01 per share........        437,500          4,375
        Issued pursuant to exercise of options at $1.00
          per share......................................        148,750        148,750
        Issued pursuant to a private placement at $0.80
          per share......................................      1,250,000      1,000,000
        Issued pursuant to an Exchange Offering
          Prospectus at $2.55 per share, net of
          commission and professional fees of $718,314...      3,200,000      7,441,686
                                                             -----------     ----------
        Balance, December 31, 1996.......................     15,202,123    $ 8,662,468
                                                             ===========     ==========

---------------

* The number of shares equals the shares outstanding in Minco and the capital amount equals that of Temco (see Note 2).

** The $66,847 represent the fair market value of Minco's net assets (see Note
   2).

     53 5,442,500 of the shares issued are held in escrow, the release of which is subject to the direction of the regulatory authorities.

     54 Stock options outstanding as at December 31, 1996:

NUMBER OF SHARES     EXERCISE PRICE        EXPIRY DATE
----------------     --------------     ------------------
        8,000            $ 1.00               June 2, 2000
    1,050,000            $ 1.85              March 5, 2001
      100,000            $ 2.90           October 18, 2001
    1,158,000

                       MINCO MINING & METALS CORPORATION

     55 Warrants outstanding as at December 31, 1996:

NUMBER OF SHARES     EXERCISE PRICE        EXPIRY DATE
----------------     --------------     ------------------
      250,000            $ 1.20          February 20, 1997
                         $ 1.38          February 20, 1998
    1,600,000            $ 2.55          December 31, 1997

6.  RELATED PARTY TRANSACTIONS

     61 During the year ended December 31, 1996, the Company incurred the following expenses to its directors or corporations controlled by its directors:

        Administrative expenses:
          -- Accounting....................................................  $ 7,100
          -- Management fees and salaries..................................  275,078
          -- Property investigation........................................   27,408
          -- Rent..........................................................    7,020

        Deferred exploration costs:
          -- geological consulting.........................................  $27,902
          -- project management............................................    2,400

     The above amounts included expenses incurred by Minco for the period January 1, 1996 to February 19, 1996 (see Note 2).

     62 Account payable of $49,458 (1995 -- $49,458) is due to a corporation controlled by a director of the Company.

7.  COMMITMENTS

     The Company has commitments in respect of office leases requiring minimum payments of $507,529 within the next five years, as follows:

                1997..............................................  $131,713
                1998..............................................   132,072
                1999..............................................    85,448
                2000..............................................    85,448
                2001..............................................    72,848
                                                                    --------
                                                                    $507,529
                                                                    ========

8. RECONCILIATION OF CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

     These financial statements are prepared in accordance with Canadian generally accepted accounting principles ("GAAP") which conforms with the GAAP in United States in most aspects. Total assets and total liabilities computed in accordance with U.S. GAAP are not materially different from the amounts determined in accordance with Canadian GAAP. The only significant differences are as follows:

     81 Under U.S. GAAP, stock compensation expense under stock option plan is computed as the excess between the market value of shares and the option's exercise price times the number of shares issuable when the option is granted. The amount is then recognized in the operations statement over the vesting period. Under Canadian GAAP, no such compensation expense is recorded.

                       MINCO MINING & METALS CORPORATION

                                                                 1996           1995
                                                              -----------     --------
        Net loss for the period
          (Canadian GAAP)...................................  $(1,087,924)    $(11,196)
        Stock compensation expense..........................      (17,800)          --
                                                              ------------    ---------
        Net loss for the period (U.S. GAAP).................  $(1,105,724)    $(11,196)
                                                              ============    =========
        Share capital (Canadian GAAP).......................    8,662,468          810
        Stock options outstanding, net of deferred stock
          compensation expense..............................       17,800           --
                                                              ------------    ---------
        Share capital (U.S. GAAP)...........................  $ 8,680,268     $    810
                                                              ============    =========

     82 Loss Per Share
        U.S. GAAP requires escrow shares, which are contingently cancelable, to be excluded from the calculation of loss per share. The loss per share calculated under the U.S. GAAP, including adjustment made in (a) above, would be as follows:

                                                                  1996          1995
                                                                ---------     ---------
        Loss per share........................................  $    0.20     $    0.00
                                                                =========     =========
        Weighted average number of shares for purpose of loss
          per share...........................................  5,582,498     2,386,900
                                                                =========     =========

     83 U.S. GAAP requires additional disclosures of stock options, as follows:

                                          NUMBER          EXERCISE
                                         OF SHARES         PRICE           EXPIRY DATE
                                         ---------     --------------    ----------------
        Balance, December 31, 1994.....         --
          Options granted..............    156,750         $1.00           June 2, 2000
        Balance, December 31, 1995.....    156,750
          Options granted..............  1,050,000         $1.85          March 5, 2001
          Options granted..............    100,000         $2.90         October 18, 2001
          Options exercised............   (148,750)        $1.00
        Balance, December 31, 1996.....  1,158,000     (see Note 5d)

     84 Consolidated Statement of Changes in Financial Position and Consolidated
        Statement of Cash Flows

        U.S. GAAP requires the statement of cash flows to disclose supplemental non-cash activities. In 1996, certain share issuance costs, consisting of finder's fees and the acquisitions of net assets of the subsidiary, valued at $255,000 and $66,847 respectively, were paid by way of issuing common shares of the Company. For Canadian GAAP, these transactions were included as part of the issuance of share capital for the acquisition of subsidiary in the financing activities section of the statement of changes in financial position.

                       MINCO MINING & METALS CORPORATION

     The consolidated statement of cash flows, as required by U.S. GAAP is as follows:

                                                                                   THREE MONTHS
                                                                YEAR ENDED            ENDED
                                                               DECEMBER 31,        DECEMBER 31,
                                                                   1996                1995
                                                               ------------     ------------------
Cash provided by (used for) operating activities
Net loss for the period......................................  $ (1,087,924)         $(11,196)
Items not involving cash:
  -- amortization............................................        23,708                --
  -- minority interest's share of net loss...................       (29,181)             (540)
                                                               ------------         ---------
                                                                 (1,093,397)          (11,736)
Change in non-cash working capital:
  -- refundable tax credits..................................       (21,454)           49,458
  -- prepaid expenses and deposits...........................       (29,736)          (39,072)
  -- accounts payable........................................        72,253                --
                                                               ------------         ---------
                                                                 (1,072,334)           (1,350)
                                                               ------------         ---------
Cash provided by financing activities
Cash balance of subsidiary when acquired.....................       142,446                --
Shares issued for cash, net of issuance costs................     8,594,811             1,350
Exploration fund contributed by minority interest............       570,570                --
                                                               ------------         ---------
                                                                  9,307,827             1,350
                                                               ------------         ---------
Cash used for investing activities
Acquisition of capital assets................................       (78,816)               --
Acquisition of mineral interests.............................          (300)               --
Deferred exploration costs...................................      (786,076)               --
Funds restricted for mineral exploration.....................      (537,500)               --
                                                               ------------         ---------
                                                                 (1,402,692)               --
                                                               ------------         ---------
Increase in cash position....................................     6,832,801                --
Cash position, beginning of period...........................            --                --
                                                               ------------         ---------
Cash position, end of period.................................  $  6,832,801          $     --
                                                               ============         =========

                                                                 YEAR ENDED      THREE MONTHS ENDED
                                                                DECEMBER 31,        DECEMBER 31,
                                                                    1996                1995
                                                                ------------     ------------------
Schedule of non-cash investing and financing activities
Share issued for the acquisition of subsidiary................    $ 66,847            $     --
Shares issued for finder's fees...............................     255,000                  --
Acquisition of capital assets and mineral interest of
  subsidiary..................................................     (24,309)                 --
                                                                                            --
                                                                  --------
                                                                  $297,538            $     --
                                                                  ========                  ==

                       MINCO MINING & METALS CORPORATION

              CONSOLIDATED SCHEDULE OF DEFERRED EXPLORATION COSTS

                                                       YEAR ENDED DECEMBER 31, 1996
                                       -------------------------------------------------------------
                                       EMPEROR'S                              HEAVENLY
                                        DELIGHT      CHAPUZI      CHANGBA     MOUNTAINS      TOTAL
                                       ---------     --------     -------     ---------     --------
Assaying.............................  $  39,847     $  4,273     $    --     $   1,065     $ 45,185
Deposit..............................         --           --          --        68,801       68,801
Drilling and trenching...............     79,363           --          --            --       79,363
Engineering..........................     16,614           --      17,103            --       33,717
Equipment............................     35,239        1,901          --           528       37,668
Field office administration..........     26,435           --          --            --       26,435
Field office rent....................     25,968           --          --            --       25,968
Field office start-up costs..........     17,480           --          --            --       17,480
Geochemical survey...................         --      109,943          --            --      109,943
Geological consulting................      7,820       26,600      10,862        31,420       76,702
Labor................................     55,319           --          --            --       55,319
Miscellaneous........................      2,941        3,501          --         4,389       10,831
Project management...................     10,953           --          --            --       10,953
Remote sensing.......................         --           --          --        22,528       22,528
Site transportation vehicles.........     73,557           --          --            --       73,557
Travel and transportation............     59,856        7,198          --        24,572       91,626
                                        --------     --------     -------      --------     --------
          Total......................  $ 451,392     $153,416     $27,965     $ 153,303     $786,076
                                        ========     ========     =======      ========     ========